12027605

REPUBLIC AIRWAYS
HOLDINGS

June 15, 2012

SEC
Mail Processing
Section

JUN 21 2012

Washington DC
401

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Republic Airways Holdings Inc. (the "Company")

Dear Sir or Madam:

Pursuant to Rule 14a-3(c) of the Securities and Exchange Act of 1934, as amended, enclosed herewith please find seven (7) copies of the Company's Annual Report to Stockholders for the fiscal year ended December 31, 2011, which was first sent to the Company's stockholders on June 15, 2012.

Please acknowledge receipt of the enclosed documents by stamping the duplicate copy of this letter and returning it in the enclosed envelope.

Best regards,

Joseph P. Allman
Controller

Enclosures

To Our Stockholders

Your Company started the year 2011 with renewed optimism after the successful integration of the Frontier and Midwest brands in late 2010. Our business plan called for a year of growth at Frontier Airlines as well as the continuation of our long history of profitably managing one of the world's largest fixed-fee enterprises, operating regional jets for all five U.S. legacy carriers.

It wasn't long, though, before skyrocketing oil prices, industry competition, atypical weather and the national economy conspired against our plans, forcing a dramatic, yet successful response.

Our plan for profitable operations at Frontier with fuel at $2.75 a gallon gas was rendered obsolete almost immediately in February, when the Arab Spring brought increased speculation in the global oil markets. Continuing unrest in the Middle East drove our fuel prices to stratospheric levels, adding more than $75 million to Frontier's fuel bill for the year and driving our Denver-based business to heavy financial losses. The weather also proved a challenge – much more so than at any time in recent history. Major storms raged across our entire network through most of the year. The most damaging was a Denver hailstorm in July that grounded more than one third of our Airbus fleet and caused operational havoc for weeks, at a time when the airline was booked to record high load factors. This event alone negatively impacted our results by approximately $10 million.

With the national and global economies in the doldrums and continued strong competition in our Denver and Milwaukee hubs, we were simply unable to increase fares to recover the fuel price increase. It was clear we had to make significant changes.

Our response to these challenges was quick and decisive.

- We instituted a program to financially restructure Frontier and our consolidated business results by $120 million by renegotiating agreements with major aircraft lessors, suppliers and through shared employee sacrifice.
- We established a cross-functional Fuel Conservation Committee to develop and oversee the implementation of fuel saving initiatives throughout the Company, but with a focus on Frontier, since their operations were most impacted.
- We conducted an in-depth review of all Frontier flying using our new APAS tool and made schedule changes to eliminate loss-making flying.
- We cancelled E190 aircraft orders, delayed delivery of some aircraft and parked small, uneconomical regional jets to reduce unprofitable flying, reducing planned capacity growth at Frontier from 5% to flat for the year.

The efforts of our management team and our entire workforce, resulted in a successful turn-around and an ex-item fourth quarter profit for Frontier, its first in years. And, with a continued focus on cost reduction and ancillary revenue opportunities, we're moving Frontier into the ultra-low-cost-carrier segment and forecasting a profitable 2012 for our branded operations, despite fuel prices over $3.30 a gallon.

There was other good news at our branded operation:

- Completion of more than $70 million in liquidity improvements in the fourth quarter.
- Expansion of our charter relationship with Apple Vacations, one of the country's largest tour operators, placing several aircraft into charter service to their international destinations.
- In a continuing effort to increase revenue and lower cost per available seat mile, we took delivery of six new 162-seat Airbus A320s, four used Airbus aircraft and two new 99-seat E190s.
- With an eye to the future, we ordered 80 fuel-efficient Airbus NEO aircraft for delivery beginning in 2016.

- Implementation of the Airline Performance Analysis System (APAS), which gave us the detailed insight needed to understand and improve financial performance of routes, markets and our entire Frontier network on a flight-by-flight basis.

Our fixed-fee operations celebrated a number of significant accomplishments in 2011 as well, among them:

- Transitioning 14 E170 aircraft from branded operations to fixed-fee flying for Delta, our first CPA contract growth in two years.
- Upgrading our entire US Airways E-jet fleet to dual-class cabins.
- Obtaining CAT II instrument landing certification for Republic Airlines, to improve safety and enhance service to our partners' customers.
- Adding WiFi in-flight entertainment to our E-jet fleet.
- Completing another year of high operating performance and passenger safety while improving our relative industry performance.

As we look to the year ahead, we do so with a level of cautious optimism gained from the business improvements made at Frontier and the opportunities we see ahead for our fixed-fee business.

- We have completed the executive staffing at Frontier, with the appointment of David Siegel as President and CEO and John Bendoraitis as Senior Vice President and COO.
- We will continue our efforts to transform Frontier into an ultra-low-cost carrier without impairing its brand equity in its Denver hometown community.
- We will complete a process similar to that completed at Frontier to restructure Chautauqua Airlines, our small-jet operation, to position those aircraft for profitable service to our partners for the long term.
- We will take advantage of all opportunities for sensible growth that result from industry consolidation and from economic difficulties experienced by our competitors in the regional airline sector.

The challenges we've overcome and the achievements we've managed this past year would never have been possible without the hard work and professionalism of our nearly 10,000 employees who dedicate themselves to the success of our Company.

Although the scope of our business continues to change as we adapt to ever changing and dramatically different market realities, our dedication to remaining an industry leader in safety and operational and financial performance has not wavered. Thank you for placing your trust in us. We look forward to reporting continued progress in all aspects of our business and for all of our stakeholders in 2012.

God Bless,

Bryan Bedford

Bryan Bedford
Chairman, President and Chief Executive Officer

REPUBLIC AIRWAYS HOLDINGS INC.

8909 Purdue Road, Suite 300

Indianapolis, Indiana 46268

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Republic Airways Holdings Inc. (the "Company") to be held on Wednesday, August 1, 2012 at 12:00 p.m., local time, at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, 33rd floor, New York, NY 10103.

Detailed information concerning the proposals for your consideration this year is set forth in the Important Notice Regarding the Availability of Proxy Materials (the "Notice") you received in the mail and in the attached Notice of Annual Meeting of Stockholders and Proxy Statement. We have elected to provide access to our Proxy Materials over the Internet under the Securities and Exchange Commission's "notice and access" rules. If you want more information, please see the "About the Meeting" section of this Proxy Statement.

The formal Notice of Meeting and the accompanying Proxy Statement set forth proposals for your consideration this year. You are being asked (a) to elect seven directors of the Company, (b) to conduct an advisory (non-binding) vote to approve named executive officer compensation, (c) to ratify the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company for the year ending December 31, 2012 and (d) to act upon the stockholder proposal to adopt a policy that the chairman of the Board of Directors of the Company (the "Board of Directors" or the "Board") be an independent director. At the meeting, the Board of Directors will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to stockholders.

We look forward to greeting personally those of you who are able to be present at the meeting. However, whether or not you are able to be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to vote at your earliest convenience. Please either vote by telephone or Internet, or if you requested printed Proxy materials and wish to vote by mail, by promptly signing and returning your Proxy card in the return envelope. Please review the instructions on each of your voting options described in this Proxy Statement as well as in the Notice you received in the mail.

Thank you for your cooperation.

Very truly yours,
Bryan K. Bedford
BRYAN K. BEDFORD
Chairman of the Board of Directors,
President and Chief Executive Officer

Indianapolis, Indiana
June 15, 2012

REPUBLIC AIRWAYS HOLDINGS INC.

8909 Purdue Road, Suite 300

Indianapolis, Indiana 46268

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

August 1, 2012

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Republic Airways Holdings Inc. (the "Company") will be held on Wednesday, August 1, 2012 at 12:00 p.m., local time, at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, 33rd floor, New York, NY 10103, for the following purposes:

(1) To elect seven directors to serve for the ensuing year;
(2) To conduct an advisory (non-binding) vote to approve named executive officer compensation;
(3) To ratify the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company for the year ending December 31, 2012;
(4) To act upon the stockholder proposal to adopt a policy that the chairman of the Board of Directors be an independent director; and
(5) To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Only stockholders of record at the close of business on June 4, 2012 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting or any postponement or adjournment thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. **However, whether or not you plan to attend the Annual Meeting in person, each stockholder is urged to vote by telephone or Internet or, if you requested printed proxy materials and wish to vote by mail, mark your votes, date and sign the form of proxy and return it promptly in the envelope provided.** No postage is required if the proxy is mailed in the United States. Stockholders who attend the Annual Meeting may revoke their proxy and vote their shares in person.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on Wednesday, August 1, 2012:

The 2012 Proxy Statement and Annual Report to Stockholders are available at *www.amstock.com/ProxyServices/ViewMaterials.asp*.

By Order of the Board of Directors

Timothy P. Dooley
Secretary

Indianapolis, Indiana
June 15, 2012

REPUBLIC AIRWAYS HOLDINGS INC.

TABLE OF CONTENTS

REPUBLIC AIRWAYS HOLDINGS INC.

8909 Purdue Road, Suite 300

Indianapolis, Indiana 46268

PROXY STATEMENT

This Proxy Statement contains information related to the Annual Meeting of Stockholders of the Company to be held on Wednesday, August 1, 2012 at 12:00 p.m., local time, and at any postponements or adjournments thereof. This Proxy Statement, the Notice of Annual Meeting of Stockholders and the accompanying form of proxy are first being mailed to stockholders of the Company on or about June 15, 2012.

ABOUT THE MEETING

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters outlined in the notice of meeting on the cover page of this Proxy Statement, consisting of (a) the election of directors, (b) an advisory (non-binding) vote to approve named executive officer compensation, (c) the ratification of the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company for the year ending December 31, 2012 and (d) a stockholder proposal. In addition, management will report on the performance of the Company during 2011 and respond to questions from stockholders. The Board of Directors (the "Board of Directors" or the "Board") is not currently aware of any other matters which will come before the meeting.

Proxies for use at the meeting are being solicited by the Board of Directors of the Company. Should it appear desirable to do so in order to ensure adequate representation of shares at the meeting, officers, agents and employees of the Company may communicate with stockholders, banks, brokerage houses and others by telephone, facsimile or in person to request that proxies be furnished. All expenses incurred in connection with this solicitation will be borne by the Company. The Company has no present plans to hire special employees or paid solicitors to assist in obtaining proxies, but reserves the option of doing so.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on June 4, 2012, the Record Date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting, or any postponements and adjournments thereof. If you were a stockholder on the Record Date, you will be entitled to vote all of the shares you held on that date at the Annual Meeting, or any postponements or adjournments thereof. If you are "street name" stockholders and wish to vote your shares in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank or other nominee (who is the stockholder of record), giving you the right to vote the shares.

"Limitation On Voting By Foreign Owners" at the end of this Proxy Statement contains a description of restrictions on voting by stockholders who are not "U.S. Citizens," as defined by applicable rules and regulations.

Why did Stockholders receive a notice in the mail regarding the Internet availability of Proxy Materials instead of a full set of Proxy Materials?

In accordance with "notice and access" rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we may furnish Proxy Materials, including this Proxy Statement and our Annual Report to Stockholders, by providing access to such documents on the Internet instead of mailing printed copies. Stockholders will not receive printed copies of the Proxy Materials unless they request them. Instead, the Notice, which was mailed to stockholders, will instruct you as to how you may access and review all of the Proxy Materials on the Internet. Please visit www.amstock.com/ProxyServices/ViewMaterials.asp. The Notice also instructs you as to how you may submit your Proxy on the Internet. If you would like to receive a paper or e-mail copy of our Proxy Materials, you should follow the instructions for requesting such materials in the Notice.

What are the voting rights of the holders of common stock?

Each outstanding share of common stock will be entitled to one vote on each matter acted upon. On June 4, 2012, there were 48,008,522 shares of common stock outstanding.

What constitutes a quorum?

The presence at the meeting in person or by proxy, of the holders of a majority of the outstanding shares of common stock as of the Record Date will constitute a quorum, permitting the conduct of business at the meeting. As of the Record Date, 48,008,522 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of holders representing at least 24,004,262 votes will be required to establish a quorum. Proxies received but marked as abstentions and broker non-votes will be counted for purposes of determining whether a quorum has been attained.

What is a broker non-vote?

"Broker non-votes" are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under applicable Delaware law, the effect of broker non-votes on a particular matter depends on whether the matter is one in which the broker or nominee has discretionary voting authority under the applicable rules of the New York Stock Exchange. Under the New York Stock Exchange rules, Proposal No. 1, relating to the election of directors, Proposal No. 2, relating to an advisory vote to approve named executive officer compensation, and Proposal No. 4, relating to the stockholder proposal regarding the adoption of a policy that the chairman of the Board of Directors be an independent director, are deemed to be non-routine matters with respect to which brokers and nominees may not exercise their voting discretion without receiving instructions from the beneficial owner of the shares. Under the rules of the New York Stock Exchange, brokers holding stock for the accounts of their clients who have not been given specific voting instructions are allowed to vote client proxies on Proposal No. 3 relating to the ratification of the appointment of Deloitte & Touche LLP.

How do I vote?

For specific instructions on how to vote your shares, please refer to the instructions on the Notice Regarding the Availability of Proxy Materials you received in the mail.

If you complete and properly sign the proxy card and return it in the return envelope, it will be voted as you direct, or you may vote by telephone or on the Internet following the instructions on the proxy card. If you are a registered stockholder (that is, you hold your stock in certificate form) and attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy from the institution that holds their shares.

Can I vote by telephone or electronically?

If you are a registered stockholder, you may vote by telephone, or electronically through the Internet, by following the instructions set forth on the Notice Regarding the Availability of Proxy Materials. For security reasons, our electronic voting system has been designed to authenticate your identity as a stockholder.

If your shares are held in "street name," please contact your broker or nominee to determine whether you will be able to vote by telephone or electronically. A large number of banks and brokerage firms are participating in the online program of ADP Investor Communications Services. This program provides eligible stockholders the opportunity to vote via the Internet or by telephone. Voting forms will provide instructions for stockholders whose bank or brokerage firm is participating in ADP's program. If you vote by telephone or electronically through the Internet, please do not mail your proxy. Stockholders not wishing to vote electronically through the Internet or whose form does not reference Internet or telephone voting information should request and return the proxy card.

Signing and returning the proxy card or submitting the proxy via the Internet or by telephone does not affect the right to vote in person at the meeting.

Can I receive more than one set of annual meeting materials?

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Company's proxy statement, annual report to stockholders or notice of availability of proxy materials may have been sent to multiple stockholders in each household. The Company will promptly deliver a separate copy of any of these documents to any stockholder upon written or oral request to the Investor Relations Department of the Company, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268, telephone (317) 484-6000. Any stockholder who wants to receive separate copies of the proxy statement, annual report to stockholders or notice of availability of proxy materials in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder's bank, broker, or other nominee, or the stockholder may contact the Company at the above address and phone number.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised by filing with the Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. The powers of the proxy holders will be suspended if you attend the meeting and vote in person, although attendance at the meeting alone will not by itself revoke a previously granted proxy. If your stock is held in "street name," you must contact your broker or nominee for instructions as to how to change your vote.

How are nominees for election to our Board of Directors selected?

The Nominating Committee of the Board of Directors recommends individuals as nominees for election to our Board of Directors at the annual meeting of stockholders and to fill any vacancy or newly created directorship on the Board of Directors. The Board of Directors does not have specific minimum qualifications that must be met by a candidate in order to be considered for nomination to our Board of Directors. In identifying and evaluating nominees for director, the Board of Directors considers each candidate's experience, integrity, background and skills, as well as other qualities that the candidate may possess and factors that the candidate may be able to bring to the Board of Directors.

The Board of Directors will consider stockholder nominations as nominees for election to our Board of Directors. In evaluating such nominations, the Board of Directors will use the same selection criteria the Board of Directors uses to evaluate other potential nominees. You may suggest a nominee by sending the following information to our Board of Directors: (i) your name, mailing address and telephone number, (ii) the suggested nominee's name, mailing address and telephone number, (iii) a statement whether the suggested nominee knows that his or her name is being suggested by you, (iv) the suggested nominee's resume or other description of his or her background and experience, and (v) your reasons for suggesting that the individual be considered. The information should be sent to the Board of Directors addressed as follows: Board of Directors Nominations, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

Stockholders who do not wish to follow the foregoing procedure but who wish instead to nominate directly one or more persons for election to the Board of Directors must comply with the procedures established by our by-laws. To be timely, the Company must have received such nomination for the 2013 Annual Meeting at its principal office at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268 no earlier than April 1, 2013 and no later than May 1, 2013.

All seven of the director nominees identified in this Proxy Statement currently serve as directors of the Company and all have been nominated by our Nominating Committee and our full Board of Directors, including all of our independent directors, for re-election. The Company has not paid a fee to any third party for the identification or evaluation of any candidates for our Board of Directors.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board recommends a vote to approve Proposal No. 1, for election of the nominated slate of directors to serve for the ensuing year, to approve Proposal No. 2, concerning named executive officer compensation and to ratify Proposal No. 3, the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company for the year ending December 31, 2012, as set forth in the notice of meeting on the cover page of this Proxy Statement. The Board recommends a vote against Proposal No. 4, regarding the adoption of a policy that the chairman of the Board of Directors be an independent director. With respect to any other matter that properly comes before the meeting, the proxy holders will vote in accordance with their best judgment.

What vote is required to approve each item?

Election of Directors. The seven nominees receiving the highest number of affirmative votes of the votes cast at the meeting, either in person or by proxy, shall be elected as directors. A properly executed proxy card marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Advisory Vote to Approve Named Executive Officer Compensation. The advisory vote to approve named executive officer compensation requires the affirmative vote of the holders of at least a majority of the total voting power of the Company's common stock present in person or represented by proxy and entitled to vote at the annual meeting. For purposes of this vote, a vote to abstain (or a direction to your broker, bank or other nominee to abstain) will be counted as present in person or represented by proxy and entitled to vote at the annual meeting, and therefore, will have the effect of a negative vote. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

Ratification of Appointment of Independent Registered Public Accountants. The ratification of the appointment of Deloitte & Touche LLP as independent registered public accountants for the Company requires the affirmative vote of the holders of at least a majority of the total voting power of the Company's common stock present in person or represented by proxy and entitled to vote at the annual meeting. For purposes of this vote, a vote to abstain (or a direction to your broker, bank or other nominee to abstain) will be counted as present in person or represented by proxy and entitled to vote at the annual meeting, and therefore, will have the effect of a negative vote. The ratification of the appointment of the independent registered public accounting firm is a matter on which a broker or other nominee is generally empowered to vote. Accordingly, no broker non-votes are expected to exist in connection with Proposal No. 3.

Stockholder Proposal. The vote regarding the adoption of a policy that the chairman of the Board of Directors be an independent director requires the affirmative vote of the holders of at least a majority of the total voting power of the Company's common stock present in person or represented by proxy and entitled to vote at the annual meeting. For purposes of this vote, a vote to abstain (or a direction to your broker, bank or other nominee to abstain) will be counted as present in person or represented by proxy and entitled to vote at the annual meeting, and therefore, will have the effect of a negative vote. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

Other Items. For each other item that may properly come before the meeting, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy entitled to vote on the item will be required for approval. A properly executed proxy card marked "ABSTAIN" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum and, thus, have the effect of a vote against the proposals.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN STOCKHOLDERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 4, 2012 of each person who is known by us to be the beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.

Name and Address	Shares Beneficially Owned	Percentage Beneficially Owned [1]
Donald Smith & Co., Inc.[2]	4,863,772	10.0%
Vallar Investments Limited and Vallar LLP[3]	4,000,000	8.3%
FMR LLC[4]	3,966,200	8.2%
Corsair Capital Management LLC[5]	3,807,434	7.9%
Greenlight Capital, Inc.[6]	3,412,800	7.1%
Dimensional Fund Advisors LP[7]	3,382,316	7.0%
BlackRock, Inc.[8]	2,634,636	5.4%

---

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons have the right to acquire them within 60 days after June 4, 2012. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after June 4, 2012 are deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Donald Smith & Co., Inc. as investment adviser to Donald Smith Long/Short Equities Fund, L.P. filed Schedule 13G on February 13, 2012 indicating that, as of December 31, 2011, Donald Smith & Co., Inc. may be deemed the beneficial owner of an aggregate of 4,863,772 shares. The principal business address of Donald Smith & Co., Inc. is 152 West 57th Street, New York, New York 10019.

(3) Vallar Investments Limited and Vallar LLP, as investment manager for Vallar Investments Limited, filed Amendment No. 1 to Schedule 13G on February 14, 2012 indicating that, as of December 13, 2011, Vallar Investments Limited and Vallar LLP have shared voting power and dispositive power over 4,000,000 shares. The principal business address of Vallar Investments Limited is 89 Nexus Way, Camana Bay, PO Box 1234, Grand Cayman, Cayman Islands KY1-9007. The principal business address of Vallar LLP is 27 St. James's Place, London, England SW1A 1NR.

(4) FMR LLC filed Amendment No. 6 to Schedule 13G on February 14, 2012 indicating that, as of December 31, 2011, FMR LLC has sole dispositive power over 3,966,200 shares. Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,966,200 shares or 8.211% of the common stock of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 3,740,000 shares or 7.743% of the common stock outstanding. The principal business address of Fidelity and Fidelity Low-Priced Stock Fund is 82 Devonshire Street, Boston, Massachusetts 02109.

Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of 3,966,200 shares owned by the funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. The principal business address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(5) The names of the persons who filed Amendment No. 1 to Schedule 13G on February 14, 2012 (collectively, the "Reporting Persons") are: Corsair Capital Partners, L.P. ("Corsair Capital"), Corsair Capital Partners 100, L.P. ("Corsair 100"), Corsair Select, L.P. ("Corsair Select"), Corsair Select 100, L.P. ("Select 100"), Corsair Capital Investors, Ltd. ("Corsair Investors"), Corsair Select Master Fund, Ltd. ("Select Master"), Corsair Capital Management, L.L.C. ("Corsair Management"), Jay R. Petschek ("Mr. Petschek") and Steven Major ("Mr. Major").

Corsair Management is the investment manager of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors and Select Master. Messrs. Petschek and Major are the controlling persons of Corsair Management. Collectively, the Reporting Persons beneficially own 3,807,434 shares of Common Stock. Corsair Capital individually owns 1,900,118 shares of Common Stock. Corsair 100 individually owns 140,039 shares of Common Stock. Corsair Select individually owns 1,134,373 shares of Common Stock. Select 100 individually owns 69,084 shares of Common Stock. Corsair Investors individually owns 440,788 shares of Common Stock. Select Master individually owns 123,032 shares of Common Stock. Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors and Select Master, is deemed to beneficially own the 3,807,434 shares of Common Stock beneficially owned by them. Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 3,807,434 shares of Common Stock. Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 3,807,434 shares of Common Stock. Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 1,900,118 shares of Common Stock owned by Corsair Capital. Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 140,039 shares of Common Stock owned by Corsair 100. Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 1,134,373 shares of Common Stock owned by Corsair Select. Select 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 69,084 shares of Common Stock owned by Select 100. Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 440,788 shares of Common Stock owned by Corsair Investors. Select Master, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 123,032 shares of Common Stock owned by Select Master.

(6) Greenlight Capital, L.L.C. ("Greenlight LLC"), Greenlight Capital, Inc. ("Greenlight Inc."), DME Management GP, LLC ("DME Management GP"), DME Advisors, LP ("DME Advisors"), DME Capital Management, LP ("DME CM"), DME Advisors GP, LLC ("DME GP" and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, "Greenlight") and David Einhorn, the principal of Greenlight (collectively with Greenlight, the "Reporting Persons") together filed Amendment No. 3 to Schedule 13G on February 14, 2012 indicating that, as of December 31, 2011, (i) Greenlight LLC may be deemed the beneficial owner of an aggregate of 1,182,448 shares held for the accounts of Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, and Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager; (ii) Greenlight Inc. may be deemed the beneficial owner of an aggregate of 2,685,564 shares held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Capital Offshore Partners ("Greenlight Offshore") for which Greenlight Inc. acts as investment manager; (iii) DME Management GP may be deemed the beneficial owner of 179,345 shares held for the account of Greenlight Capital (Gold), LP ("Greenlight Gold") of which DME Management GP is the general partner and for which DME CM acts as investment manager; (iv) DME Advisors may be deemed the beneficial owner of 457,327 shares held for the managed account for which DME Advisors acts as investment manager; (v) DME CM may be deemed the beneficial owner of 269,909 shares held for the accounts of Greenlight Gold and Greenlight Capital Offshore Master (Gold) Ltd. ("Greenlight Gold Offshore") for which DME CM acts as investment manager; (vi) DME GP may be deemed the beneficial owner of 727,236 shares held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the managed account; and (vii) Mr. Einhorn may be deemed the beneficial owner of 3,412,800 shares. This number consists of: (A) an aggregate of 1,182,448 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 1,503,116 shares of Common Stock held for the account of Greenlight Offshore, (C) 179,345 shares of Common Stock held for the account of Greenlight Gold, (D) 90,564 shares of Common Stock held for the account of Greenlight Gold Offshore, and (E) 457,327 shares of Common Stock held for the managed account. The principal business address of each the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.

(7) Dimensional Fund Advisors LP ("Dimensional") filed Amendment No. 6 to Schedule 13G on February 13, 2012 indicating that, as of December 31, 2011, Dimensional has sole voting power over 3,308,441 shares and sole dispositive power over 3,382,316 shares. Dimensional is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trust and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional may act as advisers or sub-advisers to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional or its subsidiaries possess voting and/or investment power over the shares held by the Funds and may be deemed to be the beneficial owner of the shares held by the Funds. However, all shares reported in the Schedule 13G are owned by the Funds. Dimensional disclaims beneficial ownership of such shares. The principal business address of Dimensional is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(8) BlackRock, Inc. ("Blackrock") filed Amendment No. 1 to Schedule 13G on February 8, 2012 indicating that, as of December 31, 2011, BlackRock or certain of its subsidiaries may be deemed the beneficial owner of 2,634,636 shares. The principal business address of BlackRock is 40 East 52nd Street, New York, New York 10022.

Security Ownership of Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 4, 2012 of:

- each executive officer named in the summary compensation table;
- each of our directors; and
- all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.

Name and Address[1]	Shares Beneficially Owned	Percentage Beneficially Owned[2]
Bryan K. Bedford[3]	1,676,466	3.5%
Wayne C. Heller[4]	725,827	1.5%
Timothy P. Dooley[5]	264,333	*
Lars Erik-Arnell[6]	267,333	*
Douglas J. Lambert[7]	27,500	*
Lawrence J. Cohen[8]	27,500	*
Neal S. Cohen[9]	14,167	*
Mark L. Plaumann[10]	27,500	*
Richard P. Schifter[11]	14,583	*
David N. Siegel[12]	14,167	*
All directors and executive officers as a group (10 persons)[13]	3,059,576	6.4%

* Less than 1%.

(1) Unless otherwise indicated, the address of all persons is c/o Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

(2) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons have the right to acquire them within 60 days after June 4, 2012. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after June 4, 2012 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 1,228,625 shares subject to stock options and 180,000 unvested restricted shares as to which Mr. Bedford has voting power but not investment power.

(4) Includes 575,915 shares subject to stock options and 91,667 unvested restricted shares as to which Mr. Heller has voting power but not investment power.

(5) Includes 172,333 shares subject to stock options and 78,333 unvested restricted shares as to which Mr. Dooley has voting power but not investment power.

(6) Includes 189,000 shares subject to stock options and 78,333 unvested restricted shares as to which Mr. Arnell has voting power but not investment power.

(7) Consists of shares subject to stock options. The address of Mr. Lambert is c/o Alvarez & Marsal Inc., 101 East 52nd Street, 7th Floor, New York, New York 10022.

(8) Consists of shares subject to stock options. The address of Mr. Lawrence Cohen is c/o Pembroke Companies, Inc., 70 East 55th Street, 7th Floor, New York, New York 10022.

(9) Consists of shares subject to stock options. The address of Mr. Neal Cohen is 4970 Meadville Street, Greenwood, MN 55331.

(10) Consists of shares subject to stock options. The address of Mr. Plaumann is 340 Pemberwick Road, 1st Floor, Greenwich, CT 06831.

(11) Consists of shares subject to stock options. Mr. Schifter, who is one of our directors, is a partner of TPG Capital, which is an affiliate of the TPG Funds. Mr. Schifter has no voting or investment power over and disclaims beneficial ownership of the TPG Stock. The address of Mr. Schifter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(12) Consists of shares subject to stock options. The address of Mr. Siegel is 301 Main Street #38G, San Francisco, CA, 94105-5032.

(13) Includes 2,291,490 shares subject to stock options, 174,753 of vested restricted shares, 428,333 of unvested restricted shares, and 165,000 of long shares.

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of SEC Regulation S-K. This Code of Ethics applies to our principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics is publicly available on our website at *http://www.rjet.com*. If we make substantive amendments to this Code of Ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K within four days of such amendment or waiver.

Compensation Committee Interlocks and Insider Participation

During 2011, the Compensation Committee consisted of Neal S. Cohen, Lawrence J. Cohen and Douglas J. Lambert. They are independent directors, and none of them are present or past employees or officers of the Company or any of our subsidiaries. No member of the Compensation Committee has had any relationship with us requiring disclosure under Item 404 of Regulation S-K and none of the relationships described in Item 307(e)(4)(iii) of regulation S-K existed during 2011.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

Seven directors (constituting the entire Board of Directors) are to be elected at the Annual Meeting. Unless otherwise specified, the proxy will be voted in favor of the persons named below (all of whom are currently directors of the Company) to serve until the 2013 Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified. Our current Board of Directors consists of seven members, five of whom are "independent" within the meaning of Rule 5605(a)(2) of The NASDAQ Stock Market. The five consist of Messrs. Lawrence J. Cohen, Lambert, Schifter, Neal S. Cohen and Plaumann. All of the nominees have been recommended by the Nominating Committee of the Board of Directors for election to our Board of Directors and all have consented to serve if elected. If any of these nominees becomes unavailable for any reason, or if a vacancy should occur before the election, the shares represented by your proxy will be voted for the person, if any, who is designated by the Board of Directors to replace the nominee or to fill the vacancy on the Board. All of the nominees listed below have consented to be named as such and have indicated their intent to serve if elected. The Board of Directors has no reason to believe that any of the nominees will be unable to serve or that any vacancy on the Board of Directors will occur.

Each of the Company's directors holds office until his or her successor is duly elected and qualified or until his or her resignation or removal, if earlier, as provided in our by-laws. No family relationship exists among any of the directors or executive officers.

Director Biographies

The nominees, their respective ages, the year in which each first became a director of the Company and their principal occupations or employment during the past five years are as follows:

Nominee	Age	Year First Became Director	Principal Occupation During the Past Five Years
Bryan K. Bedford	50	1999	Bryan K. Bedford joined us in July 1999 as our President and Chief Executive Officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly-owned regional airline. He has over 24 years of experience in the regional airline industry, and was named regional airline executive of the year in 1998 by Commuter and Regional Airline News and again in 2005 by Regional Airline World magazine. Mr. Bedford is a licensed pilot and a certified public accountant. He also served as the Chairman of the Regional Airline Association (RAA) in 1998 and again in 2006, and remains on the Board of Directors of the RAA.
Lawrence J. Cohen	56	2002	Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida.
Douglas J. Lambert	54	2001	Douglas J. Lambert has been a director since August 2001. He is presently a Managing Director in the North American Commercial Restructuring practice group of Alvarez and Marsal, Inc. Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including Treasurer and Chief Financial Officer. He is a certified public accountant.
Mark L. Plaumann	56	2002	Mark L. Plaumann has been a director since June 2002. He is presently a Managing-Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior Manager. Mr. Plaumann is currently the chairman of the audit commiitte and a board member of the gerneral partner of Rhino Resources Partners, LP. Mr. Plaumann is the Chair of our Audit Committee, is an "audit committee financial expert" and is independent as defined under applicable SEC and NASDAQ rules. He is a certified public accountant.
Richard P. Schifter	59	2009	Richard P. Schifter has been a director since July 2009. He has been a partner at TPG Capital (formerly Texas Pacific Group) since 1994. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring and represented Air Partners in connection with the acquisition of Continental Airlines in 1993. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter also served on the boards of directors of Ryanair Holdings, PLC from 1996 through 2003, America West Holdings from 1994 to 2005, US Airways Group from 2005 to 2006 and Midwest Airlines, Inc. from 2007 to 2009.

Neal S. Cohen	51	2009	Neal S. Cohen has been a director since October 2009. He is executive vice president and chief financial officer for Alliant Techsystems Inc. Prior to that, Mr. Cohen was president and chief operating officer at Laureate Education. Previously, Mr. Cohen was executive vice president for international strategy and chief executive officer for regional airlines at Northwest Airlines Inc. In addition, Mr. Cohen had served as executive vice president and chief financial officer at Northwest Airlines Inc. Prior to his tenure with Northwest Airlines Inc., Mr. Cohen was executive vice president and chief financial officer for US Airways. Mr. Cohen has served as chief financial officer for various service and financial organizations as well as Sylvan Learning Systems, Inc., the predecessor company of Laureate Education, Inc.
David N. Siegel	50	2009	David N. Siegel has been a director since October 2009 and he became chief executive officer and president of Frontier Airlines, Inc., a wholly owned subsidiary of the Company, effective January 30, 2012. Previously, he was Executive Chairman of XOJET, a private aviation company, in 2010, where he previously served as CEO, and continues to serve as a board member. Mr. Siegel has commercial aviation experience spanning more than two decades including serving as the president and chief executive officer of US Airways and in senior executive roles at Northwest Airlines and Continental Airlines. From June 2004 to September 2008, Mr. Siegel was chairman and chief executive officer of Gate Gourmet Group, Inc., the world's largest independent airline catering, hospitality and logistics company. Prior to Gate Gourmet Group, Mr. Siegel served as president, chief executive and member of the board of US Airways Group, Inc., and US Airways, Inc., the airline operating unit. Prior to joining US Airways, Mr. Siegel was chairman and chief executive officer of Avis Rent A Car System, Inc., a subsidiary of Cendant Corp. Mr. Siegel's extensive experience in the airline industry includes seven years at Continental Airlines in various senior management roles, including president of its Continental Express subsidiary.

Policy Regarding Director Attendance

The Company encourages members of its Board of Directors to attend annual stockholders meetings. Mr. Bedford attended the 2011 Annual Meeting of Stockholders.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors is composed of a majority of directors who satisfy the criteria for independence within the meaning of Rule 5605(a)(2) of The NASDAQ Stock Market. In determining independence, the Board of Directors affirmatively determines, among other items, whether the directors have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Applying these independence standards, the Board of Directors has determined that Messrs. Lawrence J. Cohen, Lambert, Schifter, Neal S. Cohen and Plaumann are all independent directors.

Committees of the Board of Directors

The Company has established a Compensation Committee, Audit Committee and Nominating Committee. Each member of the committees has been determined by the Board of Directors to be "independent" within the meaning of Rule 5605(a)(2) of The NASDAQ Stock Market and, in addition, each member of the Audit Committee is "independent" within the meaning of applicable rules and regulations of the SEC regarding the independence of audit committee members.

Compensation Committee. The Compensation Committee discharges the Board of Directors' responsibilities in respect of compensation of our executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, including approving individual executive officer compensation; oversees our overall compensation and benefit philosophies; reviews and discusses with management the Compensation Discussion and Analysis for inclusion in our proxy statement or other applicable filings; based on such review and discussions, recommends to the Board of Directors whether the Compensation Discussion and Analysis should be included in our proxy statement or other filings; and produces the Compensation Committee Report required to be included in our proxy statement or other filings. The Compensation Committee consists of Mr. Neal S. Cohen, Chair, and Messrs. Lawrence J. Cohen and Douglas J. Lambert.

Audit Committee. The Audit Committee reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. Our Audit Committee consists of Messrs. Lawrence Cohen, Plaumann and Lambert, all of whom are independent within the meaning of the NASDAQ corporate governance and SEC rules. Our Board of Directors has determined that Mark Plaumann, the chairman of the Audit Committee, is an "audit committee financial expert."

Nominating Committee. The Nominating Committee is charged with assisting the Board of Directors in its selection of individuals as nominees for election to the Board at annual meetings of the Company's stockholders and filling any vacancies or newly created directorships on the Board of Directors. The Nominating Committee is currently composed of Messrs. Lambert, Chair, and Schifter.

The Nominating Committee does not set specific minimum qualifications that nominees must meet in order to be recommended to the Board of Directors, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board of Directors.

The Nominating Committee considers director nominees recommended by stockholders and evaluates the qualifications of such nominees using the same selection criteria the committee uses to evaluate other potential nominees. Stockholders who wish to submit director nominees for consideration by the Nominating Committee for election at the 2013 Annual Meeting of Stockholders may do so by submitting the information to the Board of Directors as described in "About the Meeting - How are nominees for election to our Board of Directors selected in this Proxy Statement.

The charters of the Audit Committee, Compensation Committee and Nominating Committee are available on the Company's website at *http://www.rjet.com/investorrelations.html.*

Executive Committee. Our Board of Directors has a standing Executive Committee which consists of Mr. Bedford, Mr. Schifter and Mr. Siegel. The Executive Committee approves the Company's charitable contributions up to $500,000 per annum and the execution and delivery of documentation (including, but not limited to, guarantees) and the performance thereof related to the purchase, sale, assignment, lease or other financing of aircraft, aircraft engines, or related parts whose value does not exceed $35,000,000 individually or $440,000,000 in the aggregate for any given transaction.

2011 Board of Directors and Committee Meetings

The Board of Directors held a total of eleven meetings in 2011. The Compensation Committee held a total of two meetings in 2011. The Audit Committee held a total of five meetings in 2011. Acting by written consent, the Nominating Committee held one meeting in 2011. All of the directors attended at least 75% of the meetings of the Board of Directors and any committees on which they served during 2011.

Board Leadership Structure and Board of Directors

Mr. Bryan K. Bedford serves as both the Company's Chairman of the Board of Directors and President and Chief Executive Officer. The Board of Directors has appointed Richard P. Schifter to serve as Lead Independent Director. The Lead Independent Director, among other things, chairs executive sessions of the Independent Directors, serves as a spokesperson for the Independent Directors and serves as a liaison between the Company's other Independent Directors and the Company's management, auditors and counsel between Board meetings. The Board believes this structure allows the Independent Directors to participate in the full range of the Board's responsibilities with respect to its oversight of the Company's management. The Board has determined that this leadership structure is appropriate given the size and complexity of the Company, the number of directors overseeing the Company and the Board of Directors' oversight responsibilities.

The specific experience, qualifications, attributes or skills that led to the conclusion that each Director should serve as a Director of the Company, in light of the Company's business and structure, are as follows:

Bryan K. Bedford joined us in July 1999 as our President and Chief Executive Officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly-owned regional airline. He has over 24 years of experience in the regional airline industry, and was named regional airline executive of the year in 1998 by Commuter and Regional Airline News and again in 2005 by Regional Airline World magazine. Mr. Bedford is a licensed pilot and a certified public accountant. He also served as the Chairman of the Regional Airline Association (RAA) in 1998 and again in 2006, and remains on the Board of Directors of the RAA.

Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida. Mr. Cohen provides expertise on financial and investment matters.

Douglas J. Lambert has been a director since August 2001. He is presently a Managing Director in the North American Commercial Restructuring practice group of Alvarez and Marsal, Inc. Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including Treasurer and Chief Financial Officer. He is a certified public accountant. Mr. Lambert provides expertise on financial and investment matters.

Mark L. Plaumann has been a director since June 2002. He is presently a Managing-Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior Manager. Mr. Plaumann is currently the chairman of the audit committee and a board member of the general partner of Rhino Resources Partners, LP. Mr. Plaumann is the chair of our Audit Committee, is an "audit committee financial expert" and is independent as defined under applicable SEC and NASDAQ rules. He is a certified public accountant. Mr. Plaumann provides expertise on financial and investment matters.

Richard P. Schifter has been a director since July 2009. He has been a partner at TPG Capital (formerly Texas Pacific Group) since 1994. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring and represented Air Partners in connection with the acquisition of Continental Airlines in 1993. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter also served on the boards of directors of Ryanair Holdings, PLC from 1996 through 2003, America West Holdings from 1994 to 2005, US Airways Group from 2005 to 2006 and Midwest Airlines, Inc. from 2007 to 2009. Mr. Schifter provides expertise on the airline industry.

Neal S. Cohen has been a director since October 2009. He is executive vice president and chief financial officer for Alliant Techsystems Inc. Previously, Mr. Cohen was president and chief operating officer of Laureate Education, Inc. Prior to that, Mr. Cohen was executive vice president for international strategy and chief executive officer for regional airlines at Northwest Airlines. In addition, Mr. Cohen had served as executive vice president and chief financial officer at Northwest Airlines. Prior to his tenure with Northwest Airlines Inc., Mr. Cohen was executive vice president and chief financial officer for US Airways. Mr. Cohen has served as chief financial officer for various service and financial organizations as well as Sylvan Learning Systems, Inc., the predecessor company of Laureate Education, Inc. Mr. Cohen provides expertise on the airline industry and financial matters.

David N. Siegel has been a director since October 2009. He became chief executive officer and president of Frontier Airlines, Inc., a wholly-owned subsidiary of the Company, effective January 30, 2012. Previously, he was Executive Chairman of XOJET, a private aviation company, in 2010, where he previously served as CEO, and continues to serve as a board member. Mr. Siegel has commercial aviation experience spanning more than two decades including serving as the president and chief executive officer of US Airways and in senior executive roles at Northwest Airlines and Continental Airlines. From June 2004 to September 2008, Mr. Siegel was chairman and chief executive officer of Gate Gourmet Group, Inc., the world's largest independent airline catering, hospitality and logistics company. Prior to Gate Gourmet Group, Mr. Siegel served as president, chief executive and member of the board of US Airways Group, Inc., and US Airways, Inc., the airline operating unit. Prior to joining US Airways, Mr. Siegel was chairman and chief executive officer of Avis Rent A Car System, Inc., a subsidiary of Cendant Corp. Mr. Siegel's extensive experience in the airline industry includes seven years at Continental Airlines in various senior management roles, including president of its Continental Express subsidiary. Mr. Siegel provides expertise on the airline industry.

The Board's Role in Risk Oversight

Consistent with its responsibility for oversight of the Company, the Board of Directors, among other things, oversees risk management of the Company's business affairs directly and through the committee structure that it has established.

The Board of Directors' role in the Company's risk oversight process includes regular reports from senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board of Directors (or the appropriate committee) receives these reports from management to identify and discuss such risks. The Board of Directors periodically reviews with management its strategies, techniques, policies and procedures designed to manage these risks. Under the overall supervision of the Board of Directors, management has implemented a variety of processes, procedures and controls to address these risks.

The Board of Directors requires management to report to the full Board of Directors on a variety of matters at regular meetings of the Board of Directors and on an as-needed basis, including the performance and operations of the Company and other matters relating to risk management. The Audit Committee also receives regular reports from the Company's independent registered public accounting firm on internal control and financial reporting matters. These reviews are conducted in conjunction with the Board of Directors' risk oversight function and enable the Board of Directors to review and assess any material risks facing the Company.

Non-Employee Director Compensation for Fiscal 2011

We pay each of our non-employee directors an annual fee of $25,000 for each fiscal year in which they serve as a director and an additional fee of $1,300 for every Board of Directors meeting they attend. Each non-employee director also receives an additional fee of $2,500 per year for serving on the Compensation Committee and $2,500 per year for serving on the Executive Committee (as well as an additional annual fee of $2,500 per year for serving as the chairman of the Executive Committee and $2,500 per year for serving as the chairman of the Compensation Committee). In addition, each non-employee director receives an additional fee of $5,000 per year for serving on the Audit Committee (as well as an additional annual fee of $10,000 per year for serving as the chairman of the Audit Committee and an additional fee of $1,300 for every Audit Committee meeting they attend). The Lead Independent Director receives an additional annual fee consisting of $25,000 in restricted stock.

Each non-employee director was automatically granted options to purchase 10,000 shares of our common stock. Each new non-employee director will automatically be granted options to purchase 10,000 shares of our common stock under our Amended and Restated 2007 Plan on the first trading day following his or her commencement of service as a non-employee director. In addition, each non-employee director will generally be granted an option to purchase 2,500 shares of common stock on the date of each annual meeting of stockholders at which he or she is re-elected as a non-employee director. A non-employee director is any member of our Board of Directors who is not employed by us, or is not a consultant to us or any of our subsidiaries and includes any director who serves as one of our officers but is not paid by us for this service. The exercise price per share covered by an option granted shall be equal to the fair market value of the common stock on the date of grant. Subject to remaining in continuous service with the Company through each applicable vesting date, a director's initial option grant will become exercisable as follows: with respect to 1/24 of the shares covered thereby on the first day of each month for the first 12 months commencing after the date of the grant, and with respect to 1/48 of the shares covered thereby on the first day of each successive month for the next 24 months. Each annual option grant shall, subject to the director remaining in continuous service with the Company through each applicable vesting date, become vested with respect to 1/12 of the shares covered thereby on the first day of each month for the first 12 months commencing after the date of the grant. Upon the cessation of a non-employee director's service, such individual will generally have 180 days to exercise all options that are exercisable on the termination date. If a director's service terminates by reason of his or her death or disability, his or her beneficiary will generally have 12 months to exercise any portion of a director option that is exercisable on the date of death. Except as otherwise provided herein, if not previously exercised, each option granted shall expire on the tenth anniversary of the date of grant. Upon a change in control, vesting of the options held by a non-employee director will accelerate and the options will become fully vested.

The following table sets forth the type and amount of awards that were granted to the non-employee directors during the 2011 fiscal year under the Company's 2007 Equity Incentive Plan (the "2007 Plan").

Name	Stock Option Awards
Douglas J. Lambert	2,500
Lawrence J. Cohen	2,500
Mark L. Plaumann	2,500
Richard P. Schifter	2,500
David N. Siegel (1)	2,500
Neal S. Cohen	2,500
All current non-employee directors	15,000

(1) Mr. Siegel became chief executive officer and president of Frontier Airlines, Inc., a wholly owned subsidiary of the Company, effective January 30, 2012.

The following table relates to the compensation of our non-employee directors in 2011:

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)(3)	Total ($)
Lawrence J. Cohen	$55,900	$6,034	$61,934
Douglas J. Lambert	$46,900	$6,034	$52,934
Mark L. Plaumann	$56,900	$6,034	$62,934
Neal S. Cohen	$52,286	$6,034	$58,320
Richard P. Schifter	$47,375	$6,034	$53,409
David N. Siegel(4)	$60,584	$6,034	$66,618

(1) Represents (a) the annual retainer of $25,000, (b) compensation for serving on the committees, (c) compensation for serving as the chairman of the committees, as applicable, and (d) compensation for attendance at Board and committee meetings.

(2) "Option Awards" represent the aggregate fair value of the award computed in accordance wiht ASC Topic 718, on the applicable grant date or, if earlier, the service inception date. The fair value of each option award was estimated on the date of grant using a Black-Scholes option pricing model that used the following assumptions: expected volatility of 58% to 63%, expected term of four to five years, a risk free interest rate of 1.2% to 2.9% and a dividend yield of zero. The actual value, if any, a director may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model.

(3) The aggregate number of options granted to non-employee directors for 2011 was 15,000, and the aggregate number of options awards outstanding at the fiscal year end was 127,500.

(4) Mr. Siegel became chief executive officer and president of Frontier Airlines, Inc., a wholly owned subsidiary of the Company, effective January 30, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), requires that the Company's executive officers and directors, and any person who beneficially owns more than ten percent of the Company's common stock, file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors, and greater than ten percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based upon a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers, directors and owners of more than ten percent of the Company's common stock, we believe that during fiscal 2011 our executive officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements.

Vote Required

The seven nominees receiving the highest number of affirmative votes of the shares present in person or represented by proxy and entitled to vote for them shall be elected as directors. Only votes cast for a nominee will be counted, except that the accompanying proxy will be voted for all nominees in the absence of instructions to the contrary. Abstentions and instructions on the accompanying proxy card to withhold authority to vote for one or more nominees will not be counted as a vote for any such nominee.

THE BOARD OF DIRECTORS DEEMS PROPOSAL NO. 1 - ELECTION OF DIRECTORS TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" APPROVAL THEREOF.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives

We and the Compensation Committee believe that executive compensation should be closely related to increased stockholder value. One of our strengths contributing to the Company's successes is a strong management team, many of whom have been with us for a number of years. The compensation program is designed to enable us to attract, retain and reward capable employees who can contribute to our continued success, principally by linking portions of compensation with the attainment of key business objectives. Performance-based compensation, equity participation and a strong alignment to stockholders' interests are key elements of our compensation philosophy. Accordingly, our executive compensation program is designed to provide competitive compensation, support our strategic business goals and reflect our performance. The compensation program reflects the following principles:

- Compensation should encourage increased stockholder value;
- Compensation programs should reflect and promote our values and reward individuals for outstanding contributions towards achieving specific business goals;
- Compensation programs should enable us to attract and retain highly qualified professionals; and
- All compensation policies and all compensation decisions are designed to reward employees, including the named executive officers, who have demonstrated the capacity to contribute to our financial and competitive performance, thereby furthering the main objective of our compensation program - increasing stockholder value.

Implementing Our Objectives

During 2010, in order to more closely correlate our named executive officers' compensation to their performance, the Compensation Committee, in establishing new employment agreements with Mr. Bedford and Mr. Heller, replaced minimum bonus guarantees with a structured annual incentive plan. The Compensation Committee also eliminated tax gross-up provisions from the new employment agreements.

The Compensation Committee relies upon its judgment in making compensation decisions, after reviewing the performance of the Company and carefully evaluating an executive's individual performance during the year against established goals, leadership qualities, operational performance, business responsibilities, current compensation arrangements and potential to enhance stockholder value. Specific factors affecting compensation decisions for the named executives include:

- the nature, scope and level of the executive's responsibilities;
- our overall operational performance and profitability, measured by our end-of-year and year-to-year financial and operational data;
- our safety performance;
- the executive's individual performance (which, in the case of the named executives, primarily relates to their effectiveness in leading our initiatives to increase productivity, cash flow, income and revenue growth and the value we provide to our customers);
- the compensation levels of executive officers at our peer group companies; and
- the results of previous stockholder advisory votes on executive compensation.

Bryan K. Bedford, Wayne C. Heller, Timothy P. Dooley, and Lars-Erik Arnell have employment agreements with the Company which extend until December 31, 2013. These employment agreements provide for an annual base salary and a target annual incentive opportunity which is determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which are determined by the Board in its discretion.

The financial data that we take into account in setting our executive officers' compensation includes our operating revenues, pre-tax profit, "pre-tax margin," net income and the "cost per available seat mile excluding fuel." "Pre-tax margin" is the profitability of the Company before taxes are paid. The "pre-tax margin" is calculated by dividing pre-tax earnings by revenues and then multiplying by 100. The result is expressed as a percentage. "Cost per available seat mile" is expressed in cents to operate each seat mile offered, and is determined by dividing our total operating and interest expenses less fuel expense by "available seat miles." "Available seat miles" is a measure of our airline flights' carrying capacity. It is equal to the number of seats available multiplied by the number of miles flown. "Cost per available seat mile" is frequently used to allow a cost comparison between different airlines.

The operational data that we take into account in setting our executive officers' compensation includes the number of aircraft at year end, the number of departures, the on-time departure and arrival performance, the flight completion factor, the number of "block hours," that is, hours from the departure gate to the arrival gate for our aircraft, and the number of additions to our fleet of aircraft.

The safety data we take into account includes results of third party audits. Safety evaluations are conducted by the Department of Defense, our major airline partners, and the Federal Aviation Administration for the overall health of the companies' internal safety systems.

We attempt to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and equity incentive awards. We also seek to balance compensation elements that are based on financial and operational measures as well as the performance of the Company's common stock. Our goal is to motivate our named executives to deliver superior long-term performance and to retain their services with the Company on a cost-effective basis.

Role of the Compensation Committee and Management

Our management provides the Compensation Committee with recommendations regarding the annual incentive compensation of all named executive officers and certain other employees within the first 90 days of each year so the Compensation Committee can approve any payouts for the prior fiscal year or changes to the annual incentive plan for the performance period beginning in that fiscal year, which includes the performance goals and weightings for our named executive officers. The Compensation Committee believes that our management's insight into our business as well as their experience in the airline industry combine to provide a valuable resource to the Compensation Committee with respect to our executive compensation arrangements. Our management analyzes the overall operational performance, profitability and safety, using both financial and operational measures, to provide a basis for the executive compensation. Our management also reviews compensation levels of similarly situated peer companies. The Compensation Committee may request additional information and analysis and ultimately determines in its discretion whether to approve any recommended changes in compensation. These determinations are made by our Compensation Committee based on its own analysis and judgment and the recommendations of our management.

As part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Potential Impact on Compensation from Executive Misconduct

If the Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limitation, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the Company's financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Consideration of Say-on-Pay Voting Results

The Compensation Committee considers the stockholder advisory vote on the compensation of the Company's named executive officers. At our 2011 annual meeting, the holders of 97.5% of the shares represented and entitled to vote approved, on an advisory basis, the compensation paid to our named executive officers as disclosed in the Company's proxy statement for the 2011 Annual Meeting of Stockholders. As a result, the Compensation Committee concluded that the Company's stockholders were supportive of the Company's executive compensation philosophy, policies and programs and that the Company would continue such philosophy, policies and programs, updating as necessary in response to changes in regulatory, governance and external market practice.

In addition, at our 2011 annual meeting, the holders of 93.3% of the shares represented and entitled to vote indicated, on an advisory basis, that we should seek an advisory vote on the compensation of our named executive officers annually. As a result of this recommendation, the Company's Board of Directors has adopted a policy to hold an annual advisory vote on the compensation of the Company's named executive officers.

Impact of Tax Treatments on Compensation

In general, Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the annual tax deduction for public companies to $1 million for compensation paid to each of a company's named executive officers. Qualifying performance-based compensation is not subject to the deduction limit if the Code requirements are met. Compensation received from the exercise of stock options and the vesting of restricted stock granted prior to our 2012 annual meeting under our 2002 Equity Incentive Plan (the "2002 Plan") is not subject to the Section 162(m) deduction limit. Compensation paid under awards granted under the 2002 Plan after that date would not be exempt from the deduction limitation.

It is anticipated that compensation paid to our named executives under the 2007 Plan will qualify for the performance-based compensation exemption from Section 162(m).

None of our named executive officers was paid cash compensation in excess of $1 million for 2011. While we intend to seek to take advantage of favorable tax treatment for executive compensation where appropriate, the primary drivers for determining the amount and form of executive compensation are the retention and motivation of superior executive talent rather than tax-based considerations.

Equity Grant Practices

Option grants are made by the Compensation Committee at the times needed to meet appropriate deadlines for compensation-related decisions. Our consistent practice is that the exercise price for every stock option is the closing price on The NASDAQ Global Select Market on the date of grant. The exercise price of options is not less than the fair market value of the shares on the date of grant.

Peer Benchmarking

Periodically, the Compensation Committee reviews and analyzes total direct compensation at the executive level. In analyzing the Named Executive Officers' compensation for 2011, the Compensation Committee reviewed the total direct compensation for executives for a peer group of air carriers consisting of Air Tran Holdings, Alaska Air Group, JetBlue Airways, UAL and US Airways Group. In general, the Company's executive compensation program is designed to achieve total direct compensation at the 50th percentile of the peer group data for Named Executive Officers. The Compensation Committee also periodically reviews benchmarking information on annual incentives, equity-based incentives, benefits, and perquisites for a broader group of airline peers that includes the five core airline group plus AMR Corporation, Delta Air Lines, Southwest Airlines, Hawaiian Holdings and SkyWest.

Beginning in 2012, the Compensation Committee changed the peer group it uses for benchmarking executive compensation to better reflect the broader transportation industry in which we compete for management talent and to replace the airlines that have dropped out of the peer group due to the mergers in the airline industry. The broader peer group includes companies in the airline, air freight, shipping, travel and trucking industries that are of a comparable revenue size to us and have similar business characteristics. For 2012 these companies will include Alexander & Baldwin, Arkansas Best Corp., Celadon Group Inc., Hub Group, Inc., Pacer International, Pinnacle Airlines, Skywest Inc., and Werner Enterprises.

Elements of Compensation

Our executive compensation is comprised of three principal components, namely base salary, an annual incentive opportunity and long-term equity-based incentives. The named executive officers each have a targeted level of annual incentive opportunity, expressed as a percentage of base salary, that may be earned based on the achievement of annual performance measures approved by the Compensation Committee at the beginning of each year. The amount of the annual incentive for any year may be more or less than the target amount, but not more than a certain percentage of the executive's salary for the year, and is determined by the Compensation Committee, in its sole discretion, based upon their assessment of actual performance against the goals that were set for the plan year. Long-term incentives generally consist of stock options and restricted shares granted to our senior management executives. In addition, we offer our executive officers severance arrangements and fringe benefits and perquisites, each of which is intended to serve the overall compensation philosophy.

Base Salary. We pay our named executive officers a base salary in order to remain competitive in the market. The Company's salary levels for Mr. Bedford and Mr. Heller were set under employment agreements entered into with such named executives in 2003, as amended in 2004, 2007 and 2010. The Company's salary levels for Mr. Dooley and Mr. Arnell were set under employment agreements entered into with such named executives in 2011. The base salary levels are intended to be consistent with competitive pay practices and level of responsibility, with salary increases reflecting competitive trends, the overall financial performance and resources of the Company, the Company's operational performance, general economic conditions, as well as a number of factors relating to the particular individual, including the performance of the individual executive, level of experience, ability and knowledge of the job. On an annual basis, the Compensation Committee may decide to increase the salary of our named executives.

Annual Incentive. In order to provide incentives for annual performance, we believe that a substantial portion of each named executive's compensation should be in the form of a performance driven annual "at risk" incentive. Our employment agreements with the named executives provide for a target annual incentive opportunity. The amount of the actual annual incentive for any year may be more or less than the target amount, but not more than a certain percentage of the executive's salary for the year, and is determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which are communicated to the executive in advance. For 2011, Mr. Bedford's target annual incentive opportunity was 100% of base salary with a maximum opportunity of 200%, and the target annual incentive opportunity for Mr. Heller was 75% of base salary, with a maximum opportunity of 150%. For 2011, Mr. Dooley's and Mr. Arnell's target annual incentive opportunity was 65% of base salary with a maximum opportunity of 125%.

Annual incentives are intended to motivate and reward executives for achieving specific Company goals. The Compensation Committee aligns executive compensation with the achievement of the Company's strategic plan by establishing a target performance level for each financial and operational goal that is consistent with the annual strategic goals. Annual incentive goals are established at the beginning of each year and may include financial goals, such as operating revenues, pre-tax profit, "pre-tax margin," net income and the "cost per available seat mile" excluding fuel, and operational data, including the number of aircraft at year end, the number of departures, the on-time departure and arrival performance, the flight completion factor, the number of "block hours", which are hours from the departure gate to the arrival gate for our aircraft, and the number of additions to our fleet of aircraft. The actual annual incentives earned are determined at the end of each year based on the Compensation Committee's assessment of the actual performance levels achieved for each goal. The 2011 annual incentive plan was based on the following performance goals and weightings:

- 60% - Financial performance
- 20% - Operational performance
- 20% - Individual performance

The financial performance measures were the Company's pre-tax income (weighted 67%) and unit cost for Frontier Airlines, Inc. (weighted 33%).

The operational performance measures were consolidated controllable completion factor (weighted 50%), on-time departure goals for Frontier Airlines, Inc. (weighted 25%), and on-time arrival goals for Frontier Airlines, Inc. (weighted 25%).

The individual performance measures were individual strategic goals established for each named executive officer and approved by the Compensation Committee at the beginning of the year.

Although threshold levels of performance were achieved for the completion factor and unit cost goals, the Compensation Committee approved management's recommendation that no annual incentive payments be made for 2011.

Long-Term Incentive Awards. The Compensation Committee believes that our best interests will be advanced by enabling our named executive officers, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards which may increase in value in conjunction with an increase in the value of our common stock. By this approach, the best interests of stockholders, executives and employees will be closely aligned. We believe that these awards will provide our named executives with an incentive to remain in their positions with us.

Historically, we have granted a mix of stock options and restricted stock to eligible executives and other employees based in large part on a key employee's potential contribution to our growth and profitability, based on the Compensation Committee's discretionary evaluation.

Options are granted at the prevailing market value of our common stock on the date of grant and will only have value if our stock price increases. On the other hand, restricted stock gives the executives the opportunity to own our stock once the restriction on the restricted stock lapses. Restricted stock serves as a reward for past performance as well as an incentive towards future performance. Because we are focused on providing incentives to our executive officers for continued growth and on providing them with tax effective compensation, most of our incentive compensation grants have been in the form of stock options. Generally, grants of options and restricted stock vest over a period of time and executives must be employed by us for such options and restricted stock to vest.

In 2012, the Compensation Committee added performance shares to the mix of long-term incentive awards provided to our executive officers. Performance shares are contractual rights to receive shares of our common stock at the end of a three-year measurement period. They are designed to reward our executive officers when they achieve key goals that contribute to the creation of stockholder value over the long-term, which are approved by the Compensation Committee at the beginning of each 3-year measurement period. The actual number of performance shares ultimately distributed to the named executive officers is based on actual achievement against the pre-established goals and can range from 0% to 200% of the performance shares originally granted. The granting of performance shares will allow us to better manage our annual dilution from equity grants and strengthen the tie between equity-based compensation and long-term stockholder value.

The Company recognizes compensation expense for outstanding equity awards as well as future equity awards over the requisite period of service.

Severance Arrangements. In connection with the employment agreements we entered into with each named executive officer, the Compensation Committee determined that the adoption of a severance plan structure would advance the objectives which the Compensation Committee has established for our executive compensation program by assisting us in recruiting and retaining top-level talent. In addition, the Compensation Committee believes that formalizing our severance practices benefits us by providing us with certainty in terms of our obligations to an eligible executive in the event that our relationship with any such executive is severed.

The selection of the measures used to determine the amounts payable upon the happening of certain events as well as the selection of the types of events which trigger severance payments, represent the determination by the Compensation Committee and our Board of Directors regarding the best position for us to be in should any such event occur in light of the objectives which have been established for our executive compensation program. The severance plan structure also benefits us by virtue of the confidential information, non-competition and non-solicitation provisions, which inure to our benefit in the event that an eligible executive severs employment with us. See "Termination of Employment and Change-in-Control Agreements" below for a description of the severance and non-compete provisions of the employment agreements of our named executives.

Fringe Benefits and Perquisites. Our named executive officers are eligible to participate in 401(k), disability, medical and group insurance plans generally available to all our employees. The Company does not provide any special benefits or perks to any of its executives.

Stock Ownership Guidelines

In 2010, the Company adopted stock ownership guidelines for executive officers. Under the guidelines, our Chief Executive Officer is expected to hold Company stock having a value of at least three times annual base salary and executive vice presidents are expected to hold Company stock having a value of at least one times annual base salary. The guidelines are expected to be reached within three years of implementation, or within three years for new or newly promoted executive vice presidents. Messrs. Bedford and Heller currently meet the guidelines. Our independent directors are encouraged to hold Company stock having a value of at least three times the independent directors' annual retainer, to be reached within three years of implementation of the stock ownership guidelines, or within three years of election to the board for new directors.

Determining Compensation for the Named Executives in 2011

In determining Messrs. Bedford's, Heller's, Dooley's and Arnell's base salary for 2011, the Compensation Committee considered competitive trends, our overall financial performance and resources, our operational performance, general economic conditions, the compensation level of similarly situated executives at our peer companies, and a number of factors relating to the executive, including the performance of the executive, the level of his experience, and his ability and knowledge of the job.

The Compensation Committee considered the following operational and financial highlights in 2011: (i) The Fleet: The Company took delivery of six new A320s and four used Airbus aircraft; took delivery of two new E190s; ordered 80 Airbus NEO aircraft; and redeployed 14 E170s to Delta, the Company's first CPA growth in two years; (ii) Financial: The Company restructured Frontier to significantly improve financial performance; amended the RP Delta Connection agreement for improved results; completed more than $70 million in liquidity improvements in the fourth quarter; implemented APAS for significant network performance improvement; implemented PROs 6 next-gen revenue management system; and outperformed industry RASM growth in the third and fourth quarters; and (iii) Operational: The Company obtained CAT II certification for Republic operations; significantly improved its C-check process in CMH; upgraded its entire US Airways E-jet fleet to dual-class cabins; added WiFi to its E-jet fleet; significantly improved its AQR scores and relative industry performance; and obtained IOSA registration for Frontier.

At the recommendation of management none of the Company's named executive officers received an annual bonus for 2011. Mr. Dooley received a signing bonus for 2011 associated with his promotion to Chief Financial Officer.

Equity Grants in 2011

To manage our dilution levels and pool of shares available to grant under our 2007 equity incentive plan, we did not conduct a broad-based equity grant in 2011 but granted stock options and restricted stock only in connection with promotions and new employment. In April 2011, the Company entered into employment agreements with Timothy P. Dooley, Senior Vice President, Chief Financial Officer, Secretary and Treasurer, and Lars-Erik Arnell, Senior Vice President, Corporate Development. Mr. Dooley and Mr. Arnell were granted options upon the signing of their new employment agreements as discussed below.

Bryan K. Bedford

Cash Compensation. Mr. Bedford received total cash compensation for his services to us in 2011 in the amount of $401,000. In June 2011, Mr. Bedford took a 20% voluntary pay reduction from his base salary of $450,000. Mr. Bedford did not receive an annual bonus for 2011.

Long-Term Incentive Awards. Mr. Bedford was not granted any long-term incentive awards during the year ended December 31, 2011.

Employment Agreement. Pursuant to his employment agreement, Mr. Bedford is entitled to receive a base salary of $450,000. In addition to the base salary, Mr. Bedford has an annual bonus opportunity target equal to 100% of his salary for the year. The amount of the annual bonus may be more or less than the target amount, but not more than 200% of Mr. Bedford's salary for the year, and is determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which shall be determined by the Board of Directors. The term of the employment agreement will automatically renew for successive one year periods unless either we or Mr. Bedford shall have given notice to terminate the employment agreement no later than 90 days prior to the end of the then current term of the employment agreement.

Wayne C. Heller

Cash Compensation. Mr. Heller received total cash compensation for his services to us in 2011 in the amount of $300,000. Mr. Heller did not receive an annual bonus for 2011.

Long-Term Incentive Awards. Mr. Heller was not granted any long-term incentive awards during the year ended December 31, 2011.

Employment Agreement. Pursuant to his employment agreement, Mr. Heller receives a base salary of $300,000. In addition to the base salary, Mr. Heller will have an annual bonus opportunity target equal to 75% of his salary for the year. The amount of the annual bonus may be more or less than the target amount, but not more than 150% of Mr. Heller's salary for the year, and will be determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which shall be determined by the Board of Directors. The term of the employment agreement will automatically renew for successive one year periods unless either we or Mr. Heller shall have given notice to terminate the employment agreement no later than 90 days prior to the end of the then current term of the employment agreement.

Timothy P. Dooley

Cash Compensation. Mr. Dooley received total cash compensation for his services in 2011 in the amount of $262,115. Of this sum, $227,115 represents Mr. Dooley's annual base salary for 2011 and $35,000 represents an amount paid to Mr. Dooley as a signing bonus upon his promotion to Chief Financial Officer. Pursuant to the employment agreement, Mr. Dooley's base salary is $250,000.

Long-Term Incentive Awards. In connection with the employment agreement, the Company granted to Mr. Dooley options to purchase 40,000 shares of the Company's common stock at an exercise price per share equal to $5.77, the closing price of the Company's common stock on The NASDAQ Global Select Market on April 12, 2011, the grant date. One-third of these stock options vest on each of December 31, 2011, December 31, 2012 and December 31, 2013. The Company also granted to Mr. Dooley 20,000 shares of restricted stock at a price per share equal to the par value thereof, which vest on each of December 31, 2011, December 31, 2012 and December 31, 2013. The actual value, if any, an executive may realize on option awards or stock awards will depend on the excess of the stock price over the exercise price on the date the option is exercised.

Employment Agreement. On April 12, 2011, the Company and Mr. Dooley entered into an employment agreement. Pursuant to the employment agreement, the term of Mr. Dooley's employment with the Company shall continue until December 31, 2013. However, the Company may terminate the agreement upon giving 30 days notice. In addition to the base salary, Mr. Dooley has an annual bonus opportunity target equal to 65% of his salary for the year. The amount of the annual bonus may be more or less than the target amount, but not more than 125% of Mr. Dooley's salary for the year, and is determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which shall be determined by the Board of Directors. The term of the employment agreement will automatically renew for successive one year periods unless either we or Mr. Dooley shall have given notice to terminate the employment agreement no later than 90 days prior to the end of the then current term of the employment agreement.

Lars-Erik Arnell

Cash Compensation. Mr. Arnell received total cash compensation for his services to us in 2011 in the amount of $186,386. In June 2011, Mr. Arnell took a 20% voluntary pay reduction from his base salary of $225,000. Mr. Arnell did not receive any annual bonus for 2011.

Long-Term Incentive Awards. In connection with the employment agreement, the Company granted to Mr. Arnell 20,000 shares of restricted stock at a price per share equal to the par value thereof, which shall vest on each of December 31, 2011, December 31, 2012 and December 31, 2013. The actual value, if any, an executive may realize on option awards or stock awards will depend on the excess of the stock price over the exercise price on the date the option is exercised.

Employment Agreement. On April 12, 2011, the Company and Mr. Arnell entered into an employment agreement. Pursuant to the employment agreement, the term of Mr. Arnell's employment with the Company shall continue until December 31, 2013. However, the Company may terminate the agreement upon giving 30 days notice. In addition to the base salary, Mr. Arnell has an annual bonus opportunity target equal to 65% of his salary for the year. The amount of the annual bonus may be more or less than the target amount, but not more than 125% of Mr. Arnell's salary for the year, and is determined, in its sole discretion, by the Compensation Committee based upon certain performance measures which shall be determined by the Board of Directors. The term of the employment agreement will automatically renew for successive one year periods unless either we or Mr. Arnell shall have given notice to terminate the employment agreement no later than 90 days prior to the end of the then current term of the employment agreement.

Robert H. Cooper

Cash Compensation. Mr. Cooper, who retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011, received total cash compensation for his services to us in 2011 in the amount of $225,000.

Long-Term Incentive Awards. Mr. Cooper was not granted any long-term incentive awards during the year ended December 31, 2011.

Employment Transition and Separation Agreement. On November 2, 2010, the Company announced Mr. Cooper's retirement effective April 1, 2011. In connection with Mr. Cooper's retirement, the Company and Mr. Cooper entered into an Employment Transition and Separation Agreement. Upon termination of Mr. Cooper's services, the Company is providing Mr. Cooper with severance benefits including cash payments at the rate of $225,000 per year and travel benefits until December 31, 2013. In addition, the Company will reimburse Mr. Cooper $2,500 per month for medical insurance for 33 months following an 18-month COBRA period. In exchange, Mr. Cooper executed customary releases of claims he may have against the Company and agree not to directly or indirectly solicit the Company's employees for a 12-month period, not to disclose the Company's confidential information and trade secrets, and not to compete with the Company or its affiliates.

Equity Grants in 2012

During 2011, approximately 900,000 shares were cancelled and forfeited due to the departure of key employees and became available to grant under our 2007 equity incentive plan. On March 30, 2012, the Compensation Committee approved grants of equity awards to employees who were key to the successful restructuring of Frontier Airlines, Inc. including the named executive officers. For the named executive officers, the grant included a mix of stock options, restricted stock and performance shares. The stock options and restricted stock vest in equal annual installments over three years beginning on March 30, 2012. The performance shares vest at the end of a 3-year measurement period based on achievement of 3-year average pre-tax margin goals for the Republic segment (weighted 50%) and the successful separation and monetization of Frontier Airlines, Inc. as assessed by the Compensation Committee (weighted 50%).

New Named Executive Officers in 2012

David N. Siegel

Mr. Siegel, a member of the Company's Board of Directors, became chief executive officer and president of Frontier Airlines, Inc. ("Frontier"), a wholly owned subsidiary of the Company, effective January 30, 2012.

Employment Letter. Frontier and Mr. Siegel entered into an employment letter dated January 30, 2012. Pursuant to the terms of the employment letter, the term of Mr. Siegel's employment with Frontier shall continue until January 30, 2013, at which time the agreement will expire and be subject to renegotiation. Mr. Siegel's employment is on an "at-will" basis meaning that Frontier or Mr. Siegel can terminate employment at any time, with or without prior notice. If Frontier terminates Mr. Siegel's employment prior to the end of the agreement, Frontier will be responsible for any remaining payment related to Mr. Siegel's Denver apartment lease and car lease. Pursuant to the employment letter, Mr. Siegel's base salary is $450,000. In addition to the base salary, Mr. Siegel will have an annual bonus opportunity target of 100% of his salary for the year. The amount of the annual bonus may be more or less than the target amount but not more than 200% of Mr. Siegel's base salary for the year, and will be determined, on a performance assessment conducted by the Compensation Committee against performance metrics that were established at the beginning of 2012. Pursuant to the terms of the employment letter, Mr. Siegel will have the opportunity to earn a success fee upon the completion of a qualifying event (as defined by an external banker's definition) equal to 0.5% of the equity value raised above a Frontier pre-money equity valuation of $50 million. Mr. Siegel will be provided a stipend of $12,500 per month to cover a one-year apartment lease, vehicle, and other interim living expenses.

The employment agreement provides for severance compensation of one times base salary plus target annual incentive upon the occurrence of a change of control, if within six months the acquiring company decides not to continue Mr. Siegel's employment. In the event a success fee is paid under the terms of the employment letter, the sum of the success fee and the severance payment shall not exceed $1,400,000.

Future Periods

The foregoing discussion describes the compensation objectives and policies which we utilized with respect to our named executive officers during 2011 and 2012 to date. In the future, as the Compensation Committee continues to review each element of the executive compensation program with respect to our named executive officers, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers, may change.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") for the year ended December 31, 2011. In reliance on the reviews and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board has approved, that the CD&A be included in the Company's proxy statement for the 2012 Annual Meeting of Stockholders and in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC.

By the Compensation Committee of the Board of Directors:
Neal S. Cohen, Chair
Lawrence J. Cohen
Douglas J. Lambert

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2011

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation ($) (3)	Total ($)
Bryan K. Bedford President and Chief Executive Officer	2011	$401,000	—	$—	$—	—	—	$3,541	$404,541
	2010	$450,000	—	$296,312	$478,017	—	—	$9,692	$1,234,021
	2009	$450,000	—	$222,234	$672,141	—	—	$9,692	$1,354,067
Wayne C. Heller Executive Vice President and Chief Operating Officer	2011	$300,000	—	$—	$—	—	—	$3,541	$303,541
	2010	$236,540	$250,000	$211,651	$330,049	—	—	$9,231	$1,037,471
	2009	$225,000	$237,500	$158,738	$570,976	—	—	$9,284	$1,201,498
Timothy P. Dooley Senior Vice President and Chief Financial Officer	2011	$227,115	$35,000	$115,381	$108,372	—	—	$3,541	$489,409
Lars-Erik Arnell Senior Vice President of Corporate Development	2011	$186,386	—	$115,381	$—	—	—	$3,541	$305,308
Robert H. Cooper(4) Executive Vice President, Chief Financial Officer, Treasurer and Secretary	2011	$164,457	—	—	—	—	—	—	$164,457
	2010	$225,000	225,000	$211,651	$330,049	—	—	$8,308	$1,000,008
	2009	$225,000	237,500	$158,738	$570,976	—	—	$8,308	$1,200,522

(1) All of the salaries and bonuses for the named executives in 2011, 2010 and 2009 were paid in cash. On June 10, 2011, Bryan K. Bedford and Lars-Erik Arnell took a 20% voluntary pay reduction from their original salary stated in their employement agreements.

(2) "Option Awards" and "Stock Awards" represent the aggregate fair value of the award computed in accordance with ASC Topic 718, on the applicable grant date or, if earlier, the service inception date. The fair value of each option award was estimated using a Black-Scholes option pricing model that used the following assumptions: expected volatility from 58% and 63%, expected term four to five years, a risk free interest rate of 1.2% to 2.9% and a dividend yield of zero. No amounts of stock or option awards were awarded or forfeited by the named executives in 2011. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model.

(3) "All Other Compensation" reflects compensation paid by us to our named execute officers as 401(k) matching contributions. The executives received no 401(k) matching compensation for a portion of the 2011 year as part of the Company's restructuring program.

(4) Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (1)
Bryan K. Bedford	—	—	—	—	—
Wayne C. Heller	—	—	—	—	—
Timothy P. Dooley	4/12/2011	20,000	40,000	$ 5.77	$ 223,753
Lars-Erik Arnell	4/12/2011	20,000	—	—	$ 115,381
Robert H. Cooper(2)	—	—	—	—	—

(1) The fair value of each option award was estimated using a Black-Scholes option pricing model that used the following assumptions: expected volatility from 58% and 63%, expected term four to five years, a risk free interest rate of 1.2% to 2.9% and a dividend yield of zero. No amounts of stock or option awards were awarded or forfeited by the named executives in 2011. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model.

(2) Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

Fiscal Year 2011 Equity Awards

The stock option awards disclosed in the Grants of Plan-Based Awards Table were granted under the 2002 Plan and the 2007 Plan and were granted with an exercise price per share equal to the fair market value of our common stock on the date of the grant. The restricted stock awards disclosed in the Grants of Plan-Based Awards Table were granted under the 2002 Plan and the 2007 Plan and were granted with a purchase price per share equal to the par value of the share.

The stock options granted on April 12, 2011 become exercisable in equal annual installments over three years beginning on December 31, 2011.

The restricted shares granted on April 12, 2011, vest in equal annual installments over three years beginning on December 31, 2011, subject to continued employment.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($) (1)
Bryan K. Bedford	476,625	—	$ 13.00	12/27/2014	—	—
	220,000	—	$ 18.59	2/20/2017	—	—
	200,000	—	$ 19.12	9/4/2017	—	—
	212,000	—	$ 12.70	12/6/2018	5,833	$ 19,599
	100,000	100,000	$ 4.10	6/22/2019	—	—
	20,000	40,000	$ 9.25	10/30/2020	80,000	$ 268,800
Wayne C. Heller	26,748	—	$ 13.00	12/27/2014	—	—
	110,000	—	$ 18.59	2/20/2017	—	—
	200,000	—	$ 19.12	9/4/2017	—	—
	150,000	—	$ 12.70	12/6/2018	4,167	$ 14,001
	62,500	62,500	$ 4.10	6/22/2009	—	—
	26,667	53,333	$ 9.25	10/30/2020	26,667	$ 89,601
Timothy P. Dooley	3,500	—	$ 13.00	5/24/2014	—	$ —
	4,500	—	$ 14.24	11/27/2015	—	$ —
	10,000	—	$ 15.87	6/6/2016	—	$ —
	75,000	—	$ 19.12	9/1/2017	1,584	$ 5,322
	56,000	—	$ 12.70	12/7/2018	—	$ —
	10,000	30,000	$ 6.32	6/19/2020	15,000	$ 50,400
	13,333	26,667 (2)	$ 5.77	3/31/2021	13,333	$ 44,799
Lars-Erik Arnell	28,000	—	$ 13.00	5/24/2014	—	$ —
	20,000	—	$ 14.24	11/27/2015	—	$ —
	75,000	—	$ 19.12	9/1/2017	—	$ —
	56,000	—	$ 12.70	12/7/2018	1,584	$ 5,322
	10,000	30,000	$ 6.32	6/19/2020	15,000	$ 50,400
	—	—	$ —		13,333	$ 44,799
Robert H. Cooper(3)	—	—	—	—	—	—

(1) Except as otherwise indicated, options and restricted stock vest in equal installments over three years beginning on the date of grant. Options and restricted stock will also generally vest upon a change in control of the Company or in the event the executive's employment is terminated other than for "cause" as defined in the executive's employment agreement.

(2) On April 12, 2011, a stock option to purchase 40,000 shares of our common stock was granted to Mr. Dooley in recognition of his promotion to Chief Financial Officer, of which, 13,333 shares are vested and the remaining 26,667 becomes vested and exercisable in equal annual amounts over the next two years on December 31, 2012 and 2013.

(3) Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bryan K. Bedford	—	—	63,332	$228,826(1)
Wayne C. Heller	—	—	29,997	$124,885(2)
Timothy P. Dooley	—	—	17,999	$79,254(3)
Lars-Erik Arnell	—	—	17,999	$79,254(3)
Robert H. Cooper(4)	—	—	—	—

(1) 5,833 restricted shares vested on January 1, April 1, July 1, and October 1, 2011 at a purchase price of $0.001 and average market price of $7.41, $6.44, $5.42 and $2.61, respectively. 40,000 restricted shares vested on November 2, 2011 at a purchase price of $0.001 and average market price of $2.53.

(2) 4,166 restricted shares vested on January 1, April 1, July 1, and October 1, 2011 at a purchase price of $0.001 and average market price of $7.41, $6.44, $5.42 and $2.61, respectively. 13,333 restricted shares vested on November 2, 2011 at a purchase price of $0.001 and average market price of $2.53.

(3) 1,583 restricted shares vested on January 1, April 1, July 1, and October 1, 2011 at a purchase price of $0.001 and average market price of $7.41, $6.44, $5.42 and $2.61, respectively. 5,000 restricted shares vested on June 22, 2011 at a purchase price of $0.001 and average market price of $4.35. 6,667 restricted shares vested on December 31, 2011 at a purchase price of $0.001 and average market price of $3.43.

(4) Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

The Compensation Committee and our Board determined that it was in our best interests to provide severance arrangements to our named executives, based on such individual's position with us. Accordingly, the employment agreements entered into by the named executives have terms and conditions intended to provide certain payments and benefits upon an involuntary termination of the named executive's employment or the occurrence of certain other circumstances that may affect the named executive, including the executive's termination of employment following a change in control of the Company. The Company may terminate the employment agreement by providing Messrs. Bedford, Heller, Dooley or Arnell with 30 days prior written notice of termination. Mr. Bedford may terminate the employment agreement by providing the Company with 180 days prior written notice of termination. Mr. Heller may terminate the employment agreement by providing the Company with 180 days prior written notice of termination (90 days prior written notice if Mr. Bedford is not then serving as the Company's Chief Executive Officer). Mr. Cooper's employment agreement terminated effective April 1, 2011.

Severance Compensation

See "Executive Compensation - Robert H. Cooper" for a description of Mr. Cooper's severance benefits.

Termination Upon Death, or by the Company for Disability or Without Cause

In the event of Messrs. Bedford, Heller, Dooley or Arnell's death or in the event the we terminate the executive's employment agreement as a result of his inability, with reasonable accommodation, to perform the essential functions of his position, by reason of physical or mental incapacity, for a total period of 90 days in any 360-day period or other than for cause, we shall pay to Messrs. Bedford, Heller, Dooley or Arnell or his estate as the case may be as severance compensation two times his base salary as then in effect plus two times his bonus paid for our last calendar year. The severance compensation shall be paid in a lump sum by the end of the month following termination of the employment agreement, provided that we receive a release within 30 days following termination of the employment agreement signed by Messrs. Bedford, Heller, Dooley or Arnell that is no longer revocable. We may satisfy our obligations to provide severance compensation by purchasing and maintaining one or more insurance policies payable to Messrs. Bedford, Heller, Dooley or Arnell or his designees or to us (with further payment to Messrs. Bedford, Heller, Dooley or Arnell or such designees) upon the executive's death or as a result of his disability.

Occurrence of a Change in Control

In the event of a change of control (provided that after such change of control, Messrs. Bedford, Heller, Dooley or Arnell's employment is terminated by us without cause or by the executive for good reason), we shall pay as severance compensation two times his base salary as then in effect plus two times his bonus paid for our last calendar year. The severance compensation shall be paid in a lump sum by the end of the month following a qualifying event.

In the event of a change in control, Mr. Siegel shall receive a severance payment equal to one times his base salary plus his target annual incentive, if the acquiring company decides not to continue his employment as CEO. The severance compensation shall be paid in a lump sum within 45 days of his termination date.

Termination by the Company for Cause

Messrs. Bedford, Heller, Dooley and Arnell's employment agreements may be terminated by the Company in the event that cause for such termination exists. If the employment agreement is terminated by the Company for cause, the executive shall not be entitled to any severance compensation or other compensation of any kind following the effective date of such termination.

Termination by the Company other than for Cause

If we terminate Messrs. Bedford, Heller, Dooley or Arnell's employment agreement or his employment other than for cause, we shall pay the executive severance compensation as described above. If we terminate Messrs. Bedford, Heller, Dooley or Arnell's employment agreement other than for cause, options granted to the executive to purchase shares of our common stock and restricted shares of our common stock shall immediately become fully vested and exercisable in accordance with the agreements evidencing such awards.

Termination by Executive for Good Reason

If Messrs. Bedford, Heller, Dooley or Arnell terminates his employment agreement for good reason, we shall pay as severance compensation two times the executive's base salary as then in effect plus two times his bonus paid for our last calendar year. The severance compensation shall be paid in a lump sum within ten (10) days following termination.

Termination by Executive other than for Good Reason

If Messrs. Bedford, Heller, Dooley or Arnell terminates his employment agreement other than for good reason, we shall pay to the executive his base salary through December 31, 2013.

Failure to Renew

If we, Messrs. Bedford, Heller, Dooley or Arnell give notice to terminate the employment agreement at the end of the stated term, we shall pay one times the executive's base salary as in effect at the end of the term plus one times his target bonus as in effect at the end of the term. Such payment shall be made in a lump sum within ten (10) days following the end of the stated term of the employment agreement, provided that we receive a release within 30 days following termination of the employment agreement signed by Messrs. Bedford, Heller, Dooley or Arnell. In addition, upon delivery of such release, all remaining unvested shares of restricted stock granted to Messrs. Bedford, Heller, Dooley or Arnell shall immediately vest.

Continuation of Medical and Travel Benefits

If we terminate Mr. Bedford or Mr. Heller's employment for any reason other than for cause at any time or if Mr. Bedford or Mr. Heller's employment terminates for any reason on or after December 31, 2013, then in either such event we will pay Mr. Bedford or Mr. Heller $2,500.00 each month for his lifetime, subject to an annual upward inflation adjustment, for the cost of health insurance from a source other than the Company for himself, his spouse and his eligible dependents, provided that Mr. Bedford or Mr. Heller presents evidence of such insurance to the Company. The Company will begin the monthly payments to Mr. Bedford or Mr. Heller 30 days after the termination of his employment and thereafter on the 15th day of each subsequent month during his lifetime.

If we terminate Mr. Bedford or Mr. Heller's employment for any reason other than for cause at any time or if Mr. Bedford or Mr. Heller's employment terminates for any reason on or after December 31, 2013, then in either such event during each year of Mr. Bedford or Mr. Heller's lifetime, we will provide Mr. Bedford or Mr. Heller with a Universal Air Travel Plan, Inc. (UATP) card in the amount of $20,000 (in the case of Mr. Bedford) or $15,000 (in the case of Mr. Heller) annually that the named executive, his spouse and his dependents can use for travel. Mr. Bedford or Mr. Heller will be responsible for any applicable taxes associated with such benefit. We will provide the UATP card within 30 days of the termination of Mr. Bedford or Mr. Heller's employment and thereafter each year on the anniversary of such date during the lifetime of the named executive. Mr. Siegel will be eligible to receive a UATP card from Frontier at the completion of nine months of service and thereafter each year on the anniversary of such date for a total five-year period in the amount of $20,000 annually.

General Terms

Termination For Cause. We may immediately terminate Messrs. Bedford, Heller, Dooley or Arnell's employment for cause if he has (i) willfully or materially refused to perform a material part of his duties, (ii) materially breached his obligations in relation to confidential information, non-competition or non-solicitation, (iii) acted fraudulently or dishonestly to us, (iv) committed larceny, embezzlement, conversion or any other act involving the misappropriation of our funds or assets, or (v) been indicted or convicted of any felony or other crime involving an act of moral turpitude.

Termination For Good Reason. Messrs. Bedford, Heller, Dooley or Arnell may terminate his employment for good reason upon 20 business days prior written notice to us, provided that we have the right to cure such cause within the 20 business day period. Good reason means that (i) we have materially diminished the duties and responsibilities of the executive with respect to the Company, (ii) we have relocated our principal offices more than 25 miles from Indianapolis to another location without the consent of the executive or (iii) we have materially breached the terms of the employment agreement.

Non-Competition. Each of Messrs. Bedford, Heller, Dooley and Arnell has agreed that without the prior written consent of our Board of Directors, during the term of the employment agreement and for a period of 12 months following the termination of the employment, he will not participate as an advisor, partner, joint venturer, investor, lender, consultant or in any other capacity in any business transaction (i) with respect to which he had a material personal involvement during the last 12 months of his employment or (ii) that could reasonably be expected to compete with our business or operations or proposed or contemplated business or transactions that are known by the executive as of the date of such termination and contemplated by us to proceed during the 12-month period following such termination.

Non-Solicitation. Each of Messrs. Bedford, Heller, Dooley and Arnell has agreed that during the term of the employment agreement and for a period of 12 months following the termination of the employment, he will not, without our prior written consent, directly or indirectly, employ or retain, or have or cause any other person or entity or retain, any person who was employed by us while the executive was employed by us.

Confidentiality. Each of Messrs. Bedford, Heller, Dooley and Arnell has agreed that he will not disclose any confidential information or trade secrets concerning the Company and its affiliates, their personnel or operations other than in the ordinary course of business or in any way use such information in any manner which could adversely affect the business of the Company and its affiliates.

Effect on Stock Options and Restricted Stock. Stock options and restricted stock of Messrs. Bedford, Heller, Dooley and Arnell will become fully vested on a change in control of the Company or in the event the executive's employment is terminated other than for "cause" as defined in the executive's employment agreement. For this purpose, a change in control of the Company means any of the following:

- there occurs any consolidation or merger in which the Company is not the continuing or surviving entity or pursuant to which shares of the Company's common stock would be converted into cash, securities or other property, subject to certain exceptions; or any sale, lease, exchange or other transfer of all or substantially all the Company's assets;
- the Company's stockholders approve any plan or proposal for the liquidation or dissolution of the Company;
- any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of forty percent (40%) or more of the common stock other than pursuant to a plan or arrangement entered into by such person and the Company; or
- during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors cease for any reason to constitute a majority of the Board unless the election or nomination for election by the Company's stockholders of each new director was approved by a vote of at least two-thirds of the directors then still in office.

If Messrs. Bedford, Heller, Dooley or Arnell's employment is terminated due to his death, disability or retirement, then any portion of an option that is exercisable on the date of termination will remain exercisable by the executive officer during the one-year period following the date of termination. In the event of a termination due to disability or if the executive officer dies during such one-year period, then the deceased officer's beneficiary may exercise the option, to the extent exercisable by the deceased executive officer immediately prior to his death, for a period of one year following the date of death.

If Messrs. Bedford, Heller, Dooley or Arnell's employment is terminated by us for cause, then any stock option held by the executive officer will immediately terminate and cease to be exercisable.

If Messrs. Bedford, Heller, Dooley, or Arnell's employment terminates for any other reason other than those described above or for no reason, then any portion of a stock option that is exercisable on the date of termination will remain exercisable by the named executive during the 180-day period following the date of termination.

Estimated Payouts on Termination of Employment. The following table discloses the estimated payments and benefits that would be provided to each of Messrs. Bedford, Heller, Dooley, Arnell and Cooper applying the assumptions that each of the triggering events described in their respective employment agreements took place on December 31, 2011 and their last day of employment was December 31, 2011. Because Mr. Siegel entered into an employment letter in 2012, the estimated payments and benefits that would be provided to him are not included herein.

These amounts are in addition to benefits payable generally to salaried employees of the Company, such as distributions under the Company's 401(k) plan, disability benefits and accrued vacation pay. The amounts in the table with respect to stock options and restricted stock reflect the intrinsic value (that is, the value based on the Company's stock price, and in the case of options minus the exercise price) of the equity awards that would become exercisable or vested upon the occurrence of the various types of terminations set forth below.

Due to a number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

Termination by Us Without Cause or Termination by Executive for Good Reason

	Severance Payment	Acceleration of Exercisability of Options (1)	Acceleration of Vesting of Restricted Shares (1)	Value of Medical Benefits (2)	Total
Bryan K. Bedford	$900,000	—	$288,399	$10,900	$1,199,299
Wayne C. Heller	$600,000	—	$103,602	$10,900	$714,502
Timothy P. Dooley	$500,000	—	$100,521	$10,900	$611,421
Lars-Erik Arnell	$450,000	—	$100,521	$10,900	$561,421
Robert H. Cooper(3)	$164,467	—	$79,288	—	$243,755

(1) Stock options and restricted shares generally would vest upon a termination by us of the executive without cause and upon a change in control. Based on the excess of the closing sale price of our common stock on December 31, 2011 over the exercise price for each accelerated option and restricted share. See the Outstanding Equity Awards at December 31, 2011 Table for additional information as of December 31, 2011.

(2) Value represents estimated one year of medical benefits. The total benefit is undeterminable, since the employment agreements for Messrs. Bedford, Heller, Dooley and Arnell provide for continuation of medical benefits upon the occurrence of certain termination events.

(3) Mr. Cooper retired as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary effective as of April 1, 2011.

PROPOSAL NO. 2 - ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

Pursuant to rules of the Securities and Exchange Commission, we are asking you to approve, on an advisory (non-binding) basis, the compensation paid to our named executive officers as disclosed in the Compensation Discussion and Analysis above, the compensation tables above, and any related narrative discussion contained in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation paid to our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we are asking the stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders, pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion contained in this Proxy Statement."

Vote Required

The affirmative vote of the holders of a majority of the total voting power of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required for the approval of this proposal.

If you are a stockholder of record and you do not sign and return your Proxy card or vote by telephone or Internet, your shares will not be voted at the Annual Meeting. Under the New York Stock Exchange rules, this proposal is not a routine matter and broker non-votes may occur with respect to this proposal. If your shares are held in street name and you do not issue instructions to your broker, your broker or nominee may not vote your shares on this matter without receiving instructions.

Broker non-votes with respect to this matter will be treated as neither a vote "for" nor a vote "against" the matter, although they will be counted in determining the number of votes required to attain a majority of the shares present or represented at the meeting and entitled to vote. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" the matter because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

The "say-on-pay" vote is advisory and will not be binding upon the Company, the Board of Directors or the Compensation Committee. However, the Compensation Committee will take into account the outcome of the vote when considering future named executive officer compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS, AS DISCLOSED PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCUSSION CONTAINED IN THIS PROXY STATEMENT.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Party Transactions

The Audit Committee reviews and approves or ratifies any related party transaction that is required to be disclosed in our proxy statement.

As set forth in the Audit Committee charter, in the course of its review and approval or ratification of a disclosable related party transaction, the committee considers:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interests of the Company; and
- any other matters the committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

On July 31, 2009, the Company acquired Midwest Air Group, Inc. As part of the transaction, the Company purchased from TPG Midwest US V, LLC and TPG Midwest International V, LLC their $31 million secured note from Midwest Airlines, Inc. Upon consummation of the transaction, the Board appointed Richard P. Schifter, a managing partner at TPG, to the Board. Mr. Schifter is a member of the Executive Committee. As of December 31, 2010, the Company had decreased the note amount to $22.5 million.

David N. Siegel, a member of the Company's Board of Directors, became chief executive officer and president of Frontier Airlines, Inc., a wholly owned subsidiary of the Company, effective January 30, 2012.

PROPOSAL NO. 3 - RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is composed entirely of non-employee independent directors, has selected Deloitte & Touche LLP as independent accountants to audit our books, records and accounts and those of our subsidiaries for the fiscal year 2012. Your Board of Directors has endorsed this appointment. Ratification of the appointment of Deloitte & Touche LLP by stockholders is not required by law. However, as a matter of good corporate practice, such appointment is being submitted to the stockholders for ratification at the Annual Meeting of Stockholders. If the stockholders do not ratify the selection, the Board of Directors and the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP, but may still retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its stockholders. Deloitte & Touche LLP have been the independent auditors for the Company since 1998, and we propose that they serve in that capacity for 2012. A representative of Deloitte & Touche LLP will be present (either in person or by telephone) at the meeting and will have an opportunity to make a statement if he desires to do so, and will respond to appropriate questions from stockholders.

Audit and Non-Audit Fees

The Company incurred professional fees from Deloitte & Touche LLP, its principal auditor, for the following professional services:

Audit Fees. Fees in the amount of approximately $1,300,000 were billed or expected to be billed in 2011 related to audit and interim review procedures for the Company for the year ended December 31, 2011, and fees in the amount of approximately $1,400,000 were billed in 2010 related to the integrated audit and interim quarterly procedures for the Company for the year ended December 31, 2010.

Audit-Related Fees. Fees in the amount of $30,000 and $54,000 were paid in 2011 and 2010, respectively, related to pass-through certificates.

Tax Fees. Fees in the amount of $588,250 and $1,407,500 were incurred for services provided in 2011 and 2010, respectively, related to services rendered for tax compliance, tax advice and tax planning.

All Other Fees. The Company did not incur any other fees in 2011 or 2010.

The Company's Audit Committee has determined that the non-audit services provided by the Company's auditors in connection with the year ended December 31, 2011 were compatible with the auditor's independence.

Pre-Approval Policies

The Audit Committee is required to approve in advance any audit or non-audit services performed by the Company's independent public accountants that do not meet the pre-approval standards established by the Audit Committee. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditors and financial management to review planning, the scope of the proposed services, the procedures to be utilized, and the proposed fees. During 2011 and 2010, all of the audit-related fees and tax fees were pre-approved by the Audit Committee.

Vote Required

Ratification of the appointment of Deloitte & Touche LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment. In the event ratification is not obtained, your Audit Committee will review its future selection of our independent registered public accountants.

THE BOARD OF DIRECTORS DEEMS PROPOSAL NO. 3 - RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" APPROVAL THEREOF.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors, the Audit Committee of the Board of Directors is responsible for, among other things, reviewing the Company's internal accounting procedures and considering and reporting to the Board of Directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors.

Management is responsible for the Company's financial reporting process including its system of internal control and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent auditors are responsible for auditing those financial statements. The responsibility of the Audit Committee is to monitor and review these processes. Members of the Audit Committee are not employees of the Company and are not required to be accountants or auditors by profession. Therefore, the Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and on the representations of the independent auditors included in their report of the Company's financial statements.

The oversight by the Audit Committee does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee cannot give assurance that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent accountants are in fact "independent."

Review of Audited Financial Statements. The Audit Committee has reviewed and discussed with management the Company's audited consolidated financial statements for the year ended December 31, 2011. The Audit Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by the Statement of Auditing Standards No. 61 (Codifications of Statements on Auditing Standards, AU380), as amended, as adopted by the Public Company Accounting Oversight Board. The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's independence, and has discussed with Deloitte & Touche LLP their independence.

Recommendation. In reliance on the reviews and discussions referenced above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2011 be included in the Company's Annual Report on Form 10-K for that fiscal year.

By the Members of the Audit Committee:
Mark L. Plaumann, Chair
Lawrence J. Cohen
Douglas J. Lambert

PROPOSAL NO. 4 - STOCKHOLDER PROPOSAL REGARDING THE ADOPTION OF A POLICY THAT THE CHAIRMAN OF THE BOARD OF DIRECTORS BE AN INDEPENDENT DIRECTOR

The International Brotherhood of Teamsters, 25 Louisiana Avenue, NW, Washington, DC 20001 (owner of 335 shares of the Company) has advised the Company that it plans to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.

RESOLVED: The shareholders of Republic Airways Holdings, Inc. (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board.

In our opinion, a Board of Directors is less likely to provide rigorous independent oversight of management if the Chairman is the CEO, as is the case with our Company. CEO Bryan K. Bedford has served as both Chairman and CEO since August 2001.

We believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009)

An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a Company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.

We thus believe that an independent director serving as chairman can help ensure the functioning of an effective board.

We urge you to vote **FOR** this resolution.

The Board of Directors' Statement in Opposition to Proposal No. 4

The Board of Directors recommends a vote AGAINST Proposal No. 4, a stockholder proposal that the chairman of the Board of Directors be required to be an Independent Director. We believe that our stockholders benefit from a governance structure that allows the Board appropriate flexibility to implement the leadership structure that best serves the interests of the Company and our stockholders at any given time. We further believe that our current Board structure and governance practices, including an Independent Lead Director and the independent Board members, provide strong leadership as well as effective, independent oversight of management at this time. Currently, the Board believes that adopting a policy to restrict the Board's discretion in selecting the chairman would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board as chairman. There is simply no benefit in limiting the Board's discretion to choose the person it believes would best serve as chairman.

The Board has taken steps to ensure that it effectively carries out its responsibility for the independent oversight of management. The Board has a Lead Independent Director who, among other things, chairs executive sessions of the Independent Directors, serves as a spokesperson for the Independent Directors and serves as a liaison between the Company's other Independent Directors and the Company's management, auditors and counsel between Board of Directors meetings. The Board of Directors believes this structure allows the Independent Directors to participate in the full range of the Board of Directors' responsibilities with respect to their oversight of the Company's management. The Board of Directors has determined that this leadership structure is appropriate given the size and complexity of the Company, the number of directors overseeing the Company and the Board of Directors' oversight responsibilities. The Board is committed to effective corporate governance and promoting a strong, independent Board. As stated above, all but two of our directors are "independent" within the meaning of Rule 5605(a)(2) of The NASDAQ Stock Market.

In addition, in the past, Bryan K. Bedford served as both the chairman of the Board and chief executive officer of the Company and each of its subsidiaries, including Frontier Airlines, Inc. As discussed above, Mr. David N. Siegel replaced the president and chief executive officer of Frontier Airlines, Inc. in January, 2012. Thus, the Board has already made efforts to separate the roles of chairman of the Board and chief executive officer as it believes appropriate and in the best interest of the Company. Going forward, the Board believes, however, that it should have the flexibility to choose the most qualified individual as chairman of the Board.

Accordingly, the Board believes that the proposal to adopt a policy that the chairman of the Board be independent regardless of circumstances is a rigid, one-size-fits-all approach that unnecessarily limits the flexibility of the Board to implement governance structures that best serve the interests of the stockholders and our Company. The Board opposes this proposal because it eliminates the Board's ability to exercise its business judgment and because it believes the Company already receives substantial oversight from our Lead Independent Director and other Independent Directors and from our strong corporate governance practices.

Vote Required

The affirmative vote of the holders of a majority of the total voting power of the Company's common stock present in person or represented by proxy and entitled to vote at the annual meeting is required for the approval of this proposal.

If you are a stockholder of record and you do not sign and return your Proxy card or vote by telephone or Internet, your shares will not be voted at the Annual Meeting. Under the New York Stock Exchange rules, this proposal is not a routine matter and broker non-votes may occur with respect to this proposal. If your shares are held in street name and you do not issue instructions to your broker, your broker or nominee may not vote your shares on this matter without receiving instructions.

Broker non-votes with respect to this matter will be treated as neither a vote "for" nor a vote "against" the matter, although they will be counted in determining the number of votes required to attain a majority of the shares present or represented at the meeting and entitled to vote. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" the matter because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL No. 4 - THE ADOPTION OF A POLICY THAT THE CHAIRMAN OF THE BOARD OF DIRECTORS BE AN INDEPENDENT DIRECTOR.

STOCKHOLDER PROPOSALS

Proposals of Security Holders for 2013 Annual Meeting

Stockholders desiring to submit proposals to be included in the Proxy Statement for the 2013 Annual Meeting will be required to submit them to the Company in writing on or before February 15, 2013. Any stockholder proposal must also be proper in form and substance, as determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder. Proposals should be addressed to the Secretary of the Company, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

A Stockholder proposal not included in our Proxy Statement for the 2013 Annual Meeting of Stockholders will be ineligible for presentation at the 2013 Annual Meeting, unless the stockholder gives timely notice of the proposal in writing to our Secretary no earlier than April 1, 2013 and no later than May 1, 2013. Notices of intention to present proposals at the 2013 Annual Meeting should be addressed to the Secretary of the Company, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

Stockholder Communications with the Board

Stockholders and other interested parties who wish to communicate with the Company's Board of Directors should send their correspondence to the Board of Directors, c/o the Secretary of the Company, Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. Communications may be addressed to the entire Board, to a committee of the Board, or to an individual director. The Secretary or the Secretary's designee will conduct a preliminary review of stockholder communications and decide the timing and appropriate process for providing such communications to the Board, to the committee or to the individual director to whom the communication was addressed.

OTHER BUSINESS

The Board of Directors knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the proxy to vote on such matters in accordance with their best judgment.

LIMITATION ON VOTING BY FOREIGN OWNERS

Our certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. Applicable restrictions currently require that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of our directors or other managing officers be U.S. citizens. However, up to 49% of the total equity of our company may be owned directly or indirectly by persons who are not citizens of the United States. Our certificate of incorporation also gives us the right to redeem or suspend the voting rights of our capital stock to enable us to comply with applicable restrictions. For purposes of the certificate of incorporation, "U.S. citizen" means:

- an individual who is a citizen of the United States;
- a partnership each of whose partners is an individual who is a citizen of the United States; or
- a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

In addition, the U.S. Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier's total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline.

The prompt return of your proxy card will be appreciated and helpful in obtaining the necessary votes. Therefore, whether or not you expect to attend the Annual Meeting, please vote your proxy by telephone or Internet, or request, sign and return your proxy card.

By Order of the Board of Directors

Timothy P. Dooley
Secretary

Dated: June 15, 2012

A FULL COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K WILL BE SENT WITHOUT CHARGE TO ANY STOCKHOLDER REQUESTING IT IN WRITING TO: REPUBLIC AIRWAYS HOLDINGS INC., ATTENTION: SECRETARY OF THE COMPANY, 8909 PURDUE ROAD, SUITE 300, INDIANAPOLIS, INDIANA 46268.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JUN 21 2012

Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____________ TO ____________

COMMISSION FILE NUMBER: 000-49697

REPUBLIC AIRWAYS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

06-1449146
(I.R.S. Employer Identification Number)

8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268
(Address of principal executive offices) (Zip Code)

(317) 484-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by (§229.405 of this chapter) reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates (based upon the closing sale price of the Common Stock on the NASDAQ National Market System (now the NASDAQ Global Market System) on June 30, 2011 was approximately $263,763,340.

Indicate the number of shares outstanding of the registrant's Common Stock as of the latest practicable date: As of March 15, 2012, 48,431,595 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Part I

Part II

Part III

Part IV

Exhibit 10.45(e) ††	Amendment Number Four to Delta Connection Agreement by and among Delta Airlines, Inc., Shuttle America Corp. (as assignee of Republic Airline, Inc.) and Republic Airways Holdings, Inc., dated as of April 26, 2011.
Exhibit 10.67(a) ††	Amendment Number One to Purchase Agreement between Embraer S.A. (fromerly known as Embraer - Empresa Brasileira de Aeronautica S.A.) and Republic Airline Inc., dated as of March 11, 2011.
Exhibit 10.67(b) ††	Amendment Number Two to Purchase Agreement between Embraer S.A. (fromerly known as Embraer - Empresa Brasileira de Aeronautica S.A.) and Republic Airline Inc., dated as of November 16, 2011.
Exhibit 10.68(a) ††	Amendment Number One to Letter Agreement between Embraer S.A. (formerly known as Embraer - Empresa Brasileira de Aeronautica S.A.) and Republic Airline Inc., dated as of March 11, 2011

Exhibit 10.67(b) ††	Amendment Number Two to Letter Agreement between Embraer S.A. (fromerly known as Embraer - Empresa Brasileira de Aeronautica S.A.) and Republic Airline Inc., dated as of November 16, 2011.
Exhibit 10.71(a)	Amendment Number One to Commercial Agreement by and among Frontier Airlines, Inc., Republic Airways Holdings Inc. and FAPAInvest, LLC, dated as of September 28, 2011.
Exhibit 10.71(b)	Amendment Number Two to Commercial Agreement by and among Frontier Airlines, Inc., Republic Airways Holdings Inc. and FAPAInvest, LLC, dated as of December 30, 2011.
Exhibit 10.74††	A320 Family Aircraft Purchase Agreement between Airbus S.A.S and Republic Airways Holdings Inc., dated as of September 30, 2011
Exhibit 10.75††	Amendment No. 25 to A318/A319 Purchase Agreement dated as of March 20, 2000 between Airbus S.A.S and Frontier Airlines, dated as of September 30, 2011.
EX-23.1	Consent of Independent Registered Public Accounting Firm
EX-31.1	Certification of Chief Executive Officer
EX-31.2	Certification of Chief Financial Officer
EX-32.1	Certification of Chief Executive Officer
EX-32.2	Certification of Chief Financial Officer
Exhibit 101	Interactive data file (furnished electronically herewith pursuant to Rule 406T of Regulation S-T.
††	A request for confidential treatment was filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Commission as required by Rule 24b-2.

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements. Republic Airways Holdings Inc. (the "Company") may, from time to time, make written or oral forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements encompass our beliefs, expectations, hopes or intentions regarding future events. Words such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other terminology are used to identify forward-looking statements. All forward-looking statements included in this Annual Report on Form 10-K are made as of the date hereof and are based on information available to us as of such date. We assume no obligation to update any forward-looking statement. Our results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the "Risk Factors" set forth herein.

PART I

ITEM 1. BUSINESS

General

Overview

We are a Delaware holding company organized in 1996 that offers scheduled passenger services through our wholly-owned operating air carrier subsidiaries: Chautauqua Airlines, Inc. ("Chautauqua"), Shuttle America Corporation ("Shuttle"), Republic Airline Inc. ("Republic Airline") and Frontier Airlines, Inc. ("Frontier"). Unless the context indicates otherwise, the terms the "Company," "we," "us," or "our," refer to Republic Airways Holdings Inc. and our subsidiaries.

As of December 31, 2011, our operating subsidiaries offered scheduled passenger service on 1,483 flights daily to 132 cities in 42 states, Canada, Mexico, and Costa Rica under our Frontier operations and through fixed-fee code-share agreements with AMR Corp., the parent of American Airlines, Inc. ("American"), Continental Airlines, Inc. ("Continental"), Delta Air Lines, Inc. ("Delta"), United Air Lines, Inc. ("United"), and US Airways, Inc. ("US Airways") (collectively referred to as our "Partners"). Currently, we provide our Partners with fixed-fee regional airline services, operating as AmericanConnection, Continental Express, Delta Connection, United Express, or US Airways Express, including service out of their hubs and focus cities.

The following table outlines the type of aircraft our subsidiaries operate and their respective operations within our business units as of December 31, 2011:

			Schedule of Operational Aircraft						
Operating Subsidiaries	Aircraft Size	Frontier	American	Continental	Delta	United	US Airways	Spares	Number of Aircraft
Chautauqua	37 to 50	6	15	8	24	—	9	11	73
Shuttle	70 to 76	—	—	—	30	38	—	—	68
Republic Airline	69 to 99	21	—	—	—	—	58	1	80
Frontier	120 to 162	60	—	—	—	—	—	—	60
Total number of operating aircraft		87	15	8	54	38	67	12	281

During 2011, our operational fleet increased from 275 to 281. The Company took delivery of eight A320 aircraft, two E190 aircraft, placed into service three A319 aircraft, sold five A318 aircraft, four of which have remained in the fleet under sale leaseback agreements, and sold one Q400. The Company also returned two E145 aircraft and three E135 aircraft to the lessors. Included in the operational fleet are eleven ERJ aircraft and one E170 aircraft that operated as charter service, serve as operational spares, or are temporarily parked. We continue to look for opportunities to redeploy spare aircraft into our fixed-fee business, or outright sell or sublease these aircraft to another airline.

Our branded operations consist of all Airbus operations at Frontier; and includes aircraft operated by Chautauqua and Republic marketed as Frontier. Frontier, which we purchased out of bankruptcy in 2009, is a low-fare carrier that has the second largest market share in Denver, Colorado. During 2011, we successfully completed an out of court restructuring of the business which will enhance financial performance by more than $120 million in 2012. We view Frontier as an efficient, low-cost producer of narrowbody capacity and believe it is well-positioned to compete in Denver. In 2012, we remain focused on further lowering the unit costs of Frontier by increasing the average seat density of its aircraft and increasing the percentage of customers who use FlyFrontier.com to purchase tickets on Frontier.

We have fixed-fee regional jet code-share agreements with each of our Partners that are subject to us maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our Partners' two-character flight designation codes to identify our flights and fares in our Partners' computer reservation systems, to paint our aircraft in the style of our Partners, to use their service marks and to market ourselves as a carrier for our Partners. Our fixed-fee agreements have historically limited our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our Partners and reduce the cost of our services to our Partners.

Business Strategy

Fixed-fee

- *Continue to operate a high-quality fleet of aircraft across an efficient network* - We intend to maintain a modern, high-quality fleet of Embraer aircraft that meets or exceeds stringent industry operating standards and complies with the terms of our fixed-fee regional jet code-share agreements. We believe we have highly efficient flight and maintenance operations due to leveraging large crew and maintenance bases across multiple Partners' networks.

- *Continue to provide efficient and effective solutions to our Partners* - We have strong, long-term relationships with each of our Partners and have historically worked together with them to meet their operational and network needs. Historically, we have provided safe, reliable, and cost-efficient solutions for our Partners. We remain focused on anticipating and continuing to assist our Partners with their business strategies.

- *Take advantage of growth opportunities to operate larger regional jets* - Network carrier consolidation, along with high fuel prices, has limited the economic use of smaller regional jets. All of our Partners, including American, have shown an interest in having more, larger regional jets in their networks. We believe our existing relationship with our Partners and our strong relationship with Embraer make us well-positioned to take advantage of any growth opportunities.

Branded

- *Compete effectively by providing our customers with low fares on our low-cost, narrowbody aircraft* - Frontier offers a differentiated customer experience with its LiveTV and bundled fare offerings through its Classic and Classic Plus products, which are available for purchase on FrontierAirlines.com. We believe the restructuring completed in 2011 provides Frontier with low-cost narrowbody aircraft, which allows us to compete effectively in our highly contested markets.

- *Further lower our unit costs (Cost per available seat mile "CASM") to become an ultra-low cost carrier* - We are focused on our effort to further reduce operating costs at Frontier by reducing sales and distribution, marketing and costs associated with our airport operations. Additionally, Frontier will add six seats to its A320 aircraft, which will reduce CASM by approximately 3% on the A320 fleet. This is a highly cost-efficient project that will have a quick payback as we continue to see record load factors on Frontier.

- *Take advantage of opportunities resulting from industry consolidation and expand Frontier's network outside of Denver, Colorado* - Frontier continues to reduce its fleet complexity by removing regional aircraft flown by our other subsidiaries. We remain focused on our network and intend to develop new point-to-point opportunities outside of Denver in markets where we have competitive advantages.

Markets and Routes

Markets

As of December 31, 2011, we offered scheduled passenger service on 1,483 flights daily to 132 cities in 42 states, Canada, Mexico, and Costa Rica.

Fixed-fee Routes

Our Partners determine the routes that we operate for them, which are subject to certain parameters in our agreements. The following table illustrates the hub and focus cities for each Partner as of December 31, 2011:

Partner	Hub and Focus Cities
American	Chicago, IL
Continental	Houston, TX and Cleveland, OH
Delta	Atlanta, GA, Cincinnati, OH, and New York, NY
United	Chicago, IL, Denver, CO, and Washington D.C., Newark, NJ
US Airways	Charlotte, NC, New York, NY, Philadelphia, PA, and Washington D.C.

Branded Routes

The following illustrates the routes we flew for our branded operations as of December 31, 2011:



Fairbanks
Anchorage
Seattle/Tacoma
Spokane
Portland
Bozeman
Billings
Boise
Jackson Hole
Salt Lake City
Sacramento
San Francisco
Provo
Steamboat Springs/
Hayden
Aspen
Denver
Colorado Springs
Durango
Las Vegas
Santa Barbara
Los Angeles
Orange County
Palm Springs
San Diego
Albuquerque
Phoenix
Tucson
Ironwood
Rhinelander
Minneapolis/St Paul
Green Bay
Manistee/Ludington
Boston
Sioux Falls
Milwaukee
Grand Rapids
Flint
Detroit
Madison
Rockford
Chicago (MDW)
Newark
New York (LGA)
Akron-Canton
Philadelphia
Des Moines
Omaha
Pittsburgh
Columbus
Indianapolis
Dayton
Washington, D.C. (DCA)
Kansas City
St. Louis
Louisville
Newport News/
Williamsburg
Wichita
Branson
Nashville
Knoxville
Oklahoma City
Little Rock
Atlanta
Dallas/Ft. Worth (DFW)
Austin
San Antonio
Houston (HOU)
New Orleans
Orlando
Tampa
Ft. Myers
Ft. Lauderdale
Cabo San Lucas
Mazatlan
Puerto Vallarta
Cancun
Cozumel
Mexico
Ixtapa/Zihuatanejo
Central America
Liberia
San Jose
Costa Rica
Based on December 2011 schedule.
Subject to change without notice.
Some routes shown are operated seasonally.
Flights are operated by Frontier Airlines, Republic Airlines or Chautauqua Airlines.
Grand Rapids to Washington Reagan begins 1/4/12.
Kansas City to Orlando begins 1/5/12.
Madison to Washington Reagan begins 1/5/12.
St. Louis to Cancun begins 2/1/12.
Kansas City to Tampa begins 2/15/12.

Maintenance of Aircraft and Training

Using a combination of Federal Aviation Administration ("FAA") certified maintenance vendors and our own personnel and facilities we maintain our aircraft on a scheduled and "as-needed" basis. We emphasize preventive maintenance and inspect our aircraft engines and airframes as required.

We have maintenance agreements for engines, auxiliary power units ("APU") and other airframe components for our E140/145 and E170/175 aircraft. For our E140/145 aircraft, we have agreements to maintain the engines, APUs, avionics, wheels and brakes, and select rotable parts through October 2012, June 2013, December 2016, June 2014, and September 2014, respectively. For our E170/175 aircraft, we have agreements to maintain the avionics, wheels and brakes, APUs, engines, emergency slides, and select rotable parts through December 2014, February 2017, July 2019, December 2018, May 2018, and January 2020, respectively. Under these agreements, we are charged for covered services based on a fixed rate for each flight hour or flight cycle accumulated by the engines or airframes in our service during each month. The rates are subject to annual revisions, generally based on certain Bureau of Labor Statistics' labor and material indices. We believe these agreements, coupled with our ongoing maintenance program, reduce the likelihood of unexpected levels of engine, APU, avionics, wheels and brakes, emergency slides, and select rotable parts maintenance expense during their term. Certain of these agreements contain minimum guarantee amounts, penalty provisions for either the early removal of aircraft or agreement termination for activity levels below the minimums.

While we do not have long term maintenance agreements for our Airbus (except for our wheels and brakes through December 2013) and Q400 fleets, we have made significant deposits with the aircraft lessors for future maintenance events which will reduce our future cash requirements. As of December 31, 2011, we had maintenance deposits of $146.0 million.

We perform our heavy and overnight maintenance at our facilities in Columbus, Denver, Indianapolis, Louisville, Milwaukee, Pittsburgh, and Kansas City, and we perform routine maintenance services from select line maintenance locations.

All mechanics and avionics specialists employed by us have appropriate training and experience and hold required licenses issued by the FAA. We provide periodic in-house and outside training for our maintenance and flight personnel and also take advantage of manufacturers' training programs that are offered when acquiring new aircraft.

We have agreements with Flight Safety International to provide for aircraft simulator training for our pilots. We have no current plans to acquire our own simulator in the near term and believe that Flight Safety or other third party vendors will be able to provide us with adequate and cost effective flight simulator training to provide training for our pilots.

Employees

As of December 31, 2011, we employed approximately 9,420 full-time equivalent employees. The following is a table of our principal collective bargaining agreements and their respective amendable dates as of December 31, 2011:

Employee Group	Number of Full-Time Equivalent Employees	Representing Union	Amendable Date
Pilots	1,854	International Brotherhood of Teamsters Airline Division Local 357 (Chautauqua, Republic, and Shuttle)	*Oct-07
	602	International Brotherhood of Teamsters Airline Division Local 357 (Frontier)	Mar-17
Flight Attendants	1,565	International Brotherhood of Teamsters Airline Division Local 135	+Sep-09
	882	Association of Flight Attendants - CWA ("AFA-CWA")	Mar-16
Mechanics and tool room attendants	147	Teamsters Airline Division	Mar-12
Groomers and cleaners	108	Teamsters Airline Division	Sep-15
Dispatchers	76	Transport Workers Union of America Local 540	Jun-12
	16	Transport Workers Union	Sep-12
Material Specialists	24	International Brotherhood of Teamsters	Mar-12

* Currently in negotiations
\+ Tentative agreement reached in August 2011, but has not been ratified

As of December 31, 2011, we had 4,146 employees who are not currently represented by any union. Because of the high level of unionization among our employees, we are subject to risks of work interruption or stoppage and/or the incurrence of additional expenses associated with union representation of our employees. We have never experienced any work stoppages or other job actions and generally consider our relationship with our employees to be good. The union contract for our pilots and our flight attendants, except Frontier's pilots, is currently amendable. The union contracts for our mechanics and tool room attendants, dispatchers, and our material specialists are amendable in 2012.

Executive Officers of the Company

The following table sets forth information regarding our current executive officers, directors and key employees as of December 31, 2011:

Name	Age	Position
Bryan K. Bedford	50	Chairman of the Board, President and Chief Executive Officer
Wayne C. Heller	53	Executive Vice President, Chief Operating Officer
Timothy P. Dooley	38	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Lars-Erik Arnell	51	Senior Vice President, Corporate Development
Lawrence J. Cohen	56	Director
Douglas J. Lambert	54	Director
Mark L. Plaumann	56	Director
Richard P. Schifter	59	Director
Neal S. Cohen	51	Director
David N. Siegel	50	Director

Bryan K. Bedford joined us in July 1999 as our President and Chief Executive Officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly-owned regional airline. He has over 23 years of experience in the regional airline industry, and was named regional airline executive of the year in 1998 by Commuter and Regional Airline News and again in 2005 by Regional Airline World magazine. Mr. Bedford is a licensed pilot and a certified public accountant. He also served as the 1998 Chairman of the Regional Airline Association (RAA), and remains on the Board of Directors of the RAA.

Wayne C. Heller joined us in August 1999 as Vice President—Flight Operations with responsibility for flight crew supervision, system control, flight safety and flight quality standards. In February 2002, he became Executive Vice President and Chief Operating Officer of Chautauqua, and assumed responsibility for all aircraft maintenance, records and engineering. From April 1996 until August 1999 he was employed by Mesaba Airlines, Inc., as its Director of System Operations Control. He is a licensed pilot and a licensed dispatcher and has over 30 years of regional airline experience in operations.

Timothy P. Dooley joined Chautauqua Airlines, one of the Company's subsidiaries, in November 1998 as Manager, Financial Planning and Analysis. He was promoted to Director, Financial Planning and Analysis for the Company in January 2001 and was promoted to the office of Vice President, Financial Planning and Analysis for the Company in June 2006. Before joining Chautauqua, he was a senior auditor for Ernst & Young, LLC. He received his Bachelor of Science degree in Accounting and Marketing from Indiana University's Kelley School of Business in Bloomington.

Mr. Arnell joined the Company in September 2002 as Vice President of Corporate Development. Prior to joining the Company, he held various financial positions in the transportation industry including the regional airline, air medical transportation, truckload and global manufacturing industries. Mr. Arnell has deep knowledge and experience from financial management, restructuring, business development, and mergers and acquisitions.

Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida.

Douglas J. Lambert has been a director since August 2001. He is presently a Managing Director in the North American Commercial Restructuring practice group of Alvarez and Marsal, Inc. Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including Treasurer and Chief Financial Officer. He is a certified public accountant.

Mark L. Plaumann has been a director since June 2002. He is presently a Managing-Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior Manager and he is a certified public accountant. Mr. Plaumann is the Chair of our Audit Committee, is an "audit committee financial expert" and is independent as defined under applicable SEC and NASDAQ rules.

Richard P. Schifter has been a director since July 2009. He has been a partner at TPG Capital (formerly Texas Pacific Group) since 1994. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring and represented Air Partners in connection with the acquisition of Continental Airlines in 1993. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter also served on the Boards of Directors of Ryanair Holdings, PLC from 1996 through 2003, America West Holdings from 1994 to 2005, US Airways Group from 2005 to 2006 and Midwest Airlines, Inc. from 2007 to 2009.

Neal S. Cohen has been a director since October 2009. He is executive vice president and chief financial officer for Alliant Techsystems Inc. Previously, Mr. Cohen was executive vice president for international strategy and chief executive officer for regional airlines at Northwest Airlines. In addition, Mr. Cohen had served as executive vice president and chief financial officer at Northwest Airlines. Prior to his tenure with Northwest Airlines Inc., Mr. Cohen was executive vice president and chief financial officer for US Airways. Mr. Cohen has served as chief financial officer for various service and financial organizations as well as Sylvan Learning Systems, Inc., the predecessor company of Laureate Education, Inc.

David N. Siegel has been a director since October 2009 and was announced as president and chief executive officer of Frontier in January 2012. Previously, he was Executive Chairman of XOJET, a private aviation company, in 2010, where he previously served as CEO, and continues to serve as a board member. Mr. Siegel has commercial aviation experience spanning more than two decades including serving as the president and chief executive officer of US Airways and in senior executive roles at Northwest Airlines and Continental Airlines. From June 2004 to September 2008, Mr. Siegel was chairman and chief executive officer of Gate Gourmet Group, Inc., the world's largest independent airline catering, hospitality and logistics company. Prior to Gate Gourmet Group, Mr. Siegel served as president, chief executive and member of the board of US Airways Group, Inc., and US Airways, Inc., the airline operating unit. Prior to joining US Airways, Mr. Siegel was chairman and chief executive officer of Avis Rent A Car System, Inc., a subsidiary of Cendant Corp. Mr. Siegel's extensive experience in the airline industry includes seven years at Continental Airlines in various senior management roles, including president of its Continental Express subsidiary.

Code-Share Agreements

Through our subsidiaries, we have entered into code-share agreements with US Airways, American, Delta, United and Continental that authorize us to use their two-character flight designator codes ("US," "AA," "DL," "UA" and "CO") to identify our flights and fares in their computer reservation systems, to paint our aircraft with their colors and/or logos, to use their service marks and to market and advertise our status as US Airways Express, AmericanConnection, Delta Connection, United Express or Continental Express, respectively. Under the code-share agreements between our subsidiaries and each of US Airways, American, Delta, United and Continental, we are compensated on a fixed-fee basis on all of our flights. In addition, under our code-share agreements, our passengers participate in frequent flyer programs of the Partners, and the Partners provide additional services such as reservations, ticket issuance, ground support services, commuter slot rights and airport facilities.

US Airways Code-Share Agreements

Under our fixed-fee Jet Services Agreements with US Airways, we operated, as of December 31, 2011, nine E145 aircraft, 20 E170 aircraft and 38 E175 aircraft. As of December 31, 2011, we were providing 427 flights per day as US Airways Express.

In exchange for providing the designated number of flights and performing our other obligations under the code-share agreements, we receive compensation from US Airways three times each month in consideration for the services provided under the code-share agreements. We receive an additional amount per available seat mile flown and may also receive incentives or pay penalties based upon our performance, including fleet launch performance, on-time departure performance and completion percentage rates. In addition, certain operating costs are considered "pass through" costs whereby US Airways has agreed to reimburse us the actual amount of costs we incur for these items. US Airways provides fuel directly for all of our US Airways operations. Landing fees, passenger catering, passenger liability insurance and aircraft property tax costs are pass through costs and are included in our fixed-fee services revenue.

Unless otherwise extended or amended, the code-share agreement for the E145 aircraft terminates in July 2014 and the code-share agreement for the E170/175 aircraft terminates in September 2015 with respect to the 20 E170 aircraft and eight of the E175 aircraft. The remaining 30 E175 aircraft terminate 12 years from each aircraft's in-service date and therefore would terminate from February 2019 to July 2020. US Airways may terminate the code-share agreements at any time for cause upon not less than 90 days notice and subject to our right to cure under certain conditions.

The Delta Code-Share Agreements

As of December 31, 2011, we operated 24 E145 aircraft, 14 E170 aircraft, and 16 E175 aircraft for Delta under fixed-fee code-share agreements. As of December 31, 2011, we provided 266 flights per day as Delta Connection.

Unless otherwise extended or amended, the code-share agreements for the E145, E170, and E175 aircraft terminate in May 2016, October 2017, and January 2019, respectively. Delta may terminate the code-share agreements at any time, with or without cause, if it provides us 180 days written notice, for the E145 regional jet code-share agreement, and July 2015 for the E175 regional jet code-share agreement. With respect to the E145 agreement, if Delta chooses to terminate any aircraft early, it may not reduce the number of aircraft in service to less than 12 during the 12-month period following the 180 day initial notice period unless it completely terminates the code-share agreement. We refer to this as Delta's partial termination right.

If Delta exercises this right under the E145 agreement or the E175 agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement. As of December 31, 2011, the Company estimates a payment of $85.2 million and $122.4 million would be required from Delta should they exercise the early termination provision under the E145 or E175 agreement, respectively. If we choose not to exercise our put right, or if Delta terminates either agreement for cause, they may require us to sell or sublease to them or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for it under that agreement. There is no early termination provision under the E170 agreement.

Certain of our operating costs are considered "pass through" costs, whereby Delta has agreed to reimburse us the actual amount of costs we incur for these items. Beginning in June 2009 we did not record fuel expense and the related revenue for the Delta operations. Aircraft rent/ownership expenses are also considered a pass through cost, but the reimbursement is limited to specified amounts for certain aircraft. Engine maintenance expenses, landing fees, passenger liability insurance, hull insurance, war risk insurance, de-icing costs, and aircraft property taxes are some of the pass through costs included in our fixed-fee services revenue.

The agreements may be subject to immediate or early termination under various circumstances.

The United Code-Share Agreements

As of December 31, 2011, we operated 38 E170 aircraft for United under fixed-fee code-share agreements. As of December 31, 2011, we provided 202 flights per day as United Express.

The fixed rates that we receive from United under the code-share agreements are annually adjusted in accordance with an agreed escalation formula. Additionally, certain of our operating costs are considered "pass through" costs whereby United has agreed to reimburse us the actual amount of costs we incur for these items. Fuel and oil, landing fees, war risk insurance, liability insurance and aircraft property taxes are pass through costs and included in our fixed-fee services revenue. United provides fuel directly in certain locations.

Unless otherwise extended or amended, the E170 code-share agreement terminates on June 30, 2019, with certain aircraft terms expiring between June 2016 and June 2019. United has the option of extending the E170 agreement for five years or less. In addition, the code-share agreements may be terminated under certain conditions.

United has a call option to assume our ownership or leasehold interest in certain aircraft if we wrongfully terminate the code-share agreements or if United terminates the agreements for our breach for certain reasons.

The American Code-Share Agreement

On November 29, 2011, American filed for bankruptcy in the Southern District of New York. Under bankruptcy order American honored our pre-petition receivables and we continue to operate for American under the existing terms of our agreement. Unless otherwise extended or amended, the term of the American code-share agreement continues until February 1, 2013.

As of December 31, 2011, we operated 15 E140 aircraft for American under a fixed-fee code-share agreement and provided 108 flights per day as AmericanConnection.

Under the code-share agreement, American retains all passenger, certain cargo and other revenues associated with each flight, and is responsible for all revenue-related expenses. We share revenue with American for certain cargo shipments. Additionally, certain operating costs are considered "pass through" costs and American has agreed to reimburse us the actual amount of costs we incur for these items. Beginning in May 2009 we did not record fuel expense and the related revenue for the American operations. Aircraft lease payments are also considered a pass through cost, but are limited to a specified amount. Landing fees, hull and liability insurance and aircraft property tax costs are pass through costs and included in our fixed-fee services revenue.

If American terminates the code-share agreement for cause, American has a call option to require that we assign to American all of its rights under the leases of aircraft, and to lease to American the aircraft to the extent we own them, used at that time under the code-share agreement. If American exercises its call option, we are required to pay certain maintenance costs in transferring the aircraft to American's maintenance program.

The Continental Code-Share Agreement

As of December 31, 2011, we operated eight E145 aircraft for Continental under a fixed-fee code-share agreement and provided 56 flights per day as Continental Express.

Unless otherwise extended or amended, the E145 code-share agreement terminates on September 4, 2012. Under certain conditions, Continental may extend the term on the remaining aircraft up to five additional years, however the Company does not believe that these terms will be extended.

All fuel is purchased directly by Continental and is not charged back to the Company. Under the agreement, Continental purchases all capacity at predetermined rates and industry standard pass through costs.

The agreement may be subject to early termination under various circumstances.

Competition and Economic Conditions

The airline industry is highly competitive. Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and pleasure travel. In the past, many airlines have reported decreased earnings or substantial losses resulting from periods of economic recession, heavy fare discounting, high fuel prices and other factors. Economic downturns combined with competitive pressures have contributed to a number of bankruptcies and liquidations among major and regional carriers and our recent acquisitions of branded carriers adds these risks to our business.

The principal competitive factors in the airline industry are fare pricing, customer service, flight schedules and aircraft types. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We face significant competition with respect to routes, services and fares. Our domestic routes are subject to competition from carriers that provide service at low fares to destinations also served by us. In particular, we face significant competition at our hub airport in Denver, CO. Certain of our competitors at our hub are larger and have significant financial resources. Our ability to compete effectively depends, in significant part, on our ability to maintain a cost structure that is competitive with other carriers.

The growth in the fixed fee business for regional carriers which occurred over the past decade has significantly diminished in recent times as major carriers have reduced capacity and as increased fuel prices have limited the cost efficiencies of small regional jets. We believe as fixed-fee contracts come up for renewal, there will be competition for market share which may lead to lower margins and higher risks for regional carriers. If our Partners are negatively affected by economic conditions or higher fuel prices, they may file for bankruptcy or reduce the number of flights we operate in order to reduce their operating costs.

Regulatory Matters

Government Regulation

All interstate air carriers are subject to regulation by the Department of Transportation (DOT), the Federal Aviation Administration (FAA), the Transportation Security Administration (TSA), and certain other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service, those of the TSA to security and those of the FAA to operations and safety. The FAA requires operating, airworthiness and other certifications; approval of personnel who may engage in flight maintenance or operations activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other mechanisms, certifications, which are necessary for our continued operations, and proceedings, which can result in civil or criminal penalties or suspension or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal, replacement or modification of aircraft parts that have failed or may fail in the future.

We believe that we are operating in material compliance with FAA regulations and hold all necessary operating and airworthiness certificates and licenses. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. Our flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures.

The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain airports, including major airports at Boston, Washington D.C., the New York area, Dallas, Philadelphia, Charlotte, Chicago, Los Angeles, San Diego, Orange County (California) and San Francisco, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances, these restrictions have caused curtailments in service or increases in operating costs, and such restrictions could limit our ability to commence or expand our operations at affected airports. Local authorities at other airports are considering adopting similar noise regulations.

Pursuant to law and the regulations of the DOT, we must be actually controlled by United States citizens. In this regard, our President and at least two-thirds of our Board of Directors must be United States citizens and not more than 25% of our voting stock may be owned or controlled by foreign nationals, although subject to DOT approval the percentage of foreign economic ownership may be as high as 49%.

Environmental Regulation

The Airport Noise and Capacity Act of 1990 (ANCA) generally recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as such programs do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. The ANCA generally requires FAA approval of local noise restrictions on commercial aircraft. While we have had sufficient scheduling flexibility to accommodate local noise restrictions imposed to date, our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

The Environmental Protection Agency (EPA) regulates operations, including air carrier operations, which affect the quality of air in the United States. We believe the aircraft in our fleet meet all emission standards issued by the EPA. We may become subject to additional taxes or requirements to obtain permits for green house gas emissions.

Safety and Health Regulation

The Company and its third-party maintenance providers are subject to the jurisdiction of the FAA with respect to the Company's aircraft maintenance and operations, including equipment, ground facilities, dispatch, communications, flight training personnel, and other matters affecting air safety. To ensure compliance with its regulations, the FAA requires airlines to obtain, and the Company has obtained, operating, airworthiness, and other certificates. These certificates are subject to suspension or revocation for cause. In addition, pursuant to FAA regulations, the Company has established, and the FAA has approved, the Company's operations specifications and a maintenance program for the Company's aircraft, ranging from frequent routine inspections to major overhauls. The FAA, acting through its own powers or through the appropriate U.S. Attorney, also has the power to bring proceedings for the imposition and collection of fines for violation of the Federal Aviation Regulations.

The Company is subject to various other federal, state, and local laws and regulations relating to occupational safety and health, including Occupational Safety and Health Administration and Food and Drug Administration regulations.

Security Regulation

Pursuant to the Aviation and Transportation Security Act (the "Aviation Security Act"), the TSA, a division of the U.S. Department of Homeland Security, is responsible for certain civil aviation security matters. The Aviation Security Act addresses procedures for, among other things, flight deck security, the use of federal air marshals onboard flights, airport perimeter access security, airline crew security training, security screening of passengers, baggage, cargo, mail, employees, and vendors, training and qualifications of security screening personnel, provision of passenger data to U.S. Customs and Border Protection, and background checks. Under the Aviation Security Act, substantially all security screeners at airports are federal employees, and significant other elements of airline and airport security are overseen and performed by federal employees, including federal security managers, federal law enforcement officers, and federal air marshals.

TSA-mandated security procedures can have a negative effect on the Customer experience and the Company's operations. For example, in 2006, the TSA implemented security measures regulating the types of liquid items that can be carried onboard aircraft. In 2009, the TSA introduced its Secure Flight Initiative. As part of that initiative, the Company has begun collecting additional Customer data. The Secure Flight Initiative was created to help reduce the number of passengers who are misidentified as possible terrorists because their names are similar to those of people on security watch lists. The program standardized how names are matched, as well as added age and gender to a passenger's profile. Under the program, the Company is required to ask for Customer names exactly as they appear on a government-issued photo ID such as a passport or driver's license. In addition, the Company must ask Customers for their gender and date of birth. The TSA has also indicated its intent to expand its use of whole body imaging machines around the United States.

The Company has made significant investments to address the effect of security regulations, including investments in facilities, equipment, and technology to process Customers efficiently and restore the airport experience; however, the Company is not able to predict the ongoing impact, if any, that various security measures will have on Passenger revenues and the Company's costs, both in the short-term and the long-term.

Additional Information

The Company files annual, quarterly and current reports and other information with the SEC. These materials can be inspected and copied at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC's Public Reference Room at the above address. Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is www.sec.gov.

On our website, www.rjet.com/investorrelations.html, we provide free of charge our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as soon as reasonably practicable after they have been electronically filed or furnished to the SEC. The code of ethics, adopted by our Board of Directors, which applies to all our employees, can also be found on our website, www.rjet.com/investorrelations.html. Our audit committee charter is also available on our website.

ITEM 1A. RISK FACTORS

The following risk factors, in addition to the information discussed elsewhere herein, should be carefully considered in evaluating us and our business:

Risks Related To Our Operations

Fixed-fee

Our fixed-fee business is dependent on our code-share relationships with our Partners.

We depend on relationships created by our regional jet fixed-fee code-share agreements with American, Continental, Delta, United and US Airways for all of our fixed-fee service revenues. Any material modification to, or termination of, our code-share agreements with any of these Partners could have a material adverse effect on our financial condition, results of our operations and the price of our common stock. Each of the code-share agreements contains a number of grounds for termination by our Partners, including our failure to meet specified performance levels.

In addition, because all of our fixed-fee service revenues are currently generated under the code-share agreements, if any one of them is terminated, we cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute arrangements would be as favorable to us as the current code-share agreements or that we could successfully utilize those aircraft in our branded operations.

We may be unable to profitably redeploy smaller aircraft removed from service.

As of December 31 2011, we have 73 small regional jets (37-50 seat aircraft), 56 of which are operating under code-share agreements. Between May 2012 and February 2013, 23 of these aircraft are scheduled to be removed from fixed-fee operations. The remaining aircraft are expected to be removed between September 2014 and May 2016. In most cases, the term of the aircraft lease or debt agreement exceeds the term of the aircraft under its respective code-share agreement. To the extent that aircraft are removed from service, we must either sell or sublease the aircraft to another party or redeploy it in order to cover our carrying expenses for that aircraft. Our inability to sell, sublease and/or redeploy aircraft that have been removed from fixed-fee service could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Further, as we review our branded fleet, we may determine that we need to remove regional jets from service. Our inability to profitably redeploy or dispose of these aircraft could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

If the financial strength of any of our Partners decreases, our financial strength is at risk.

We are directly affected by the financial and operating strength of the Partners in our fixed-fee regional airline code-share business. In the event of a decrease in the financial or operational strength of any of our Partners, such Partner may be unable to make the payments due to us under its code-share agreement. In addition, it may reduce utilization of our aircraft to the minimum levels specified in the code-share agreements, and it is possible that any code-share agreement with a code-share Partner that files for reorganization under Chapter 11 of the bankruptcy code may not be assumed in bankruptcy and could be modified or terminated. Any such event could have an adverse effect on our operations and the price of our common stock. As of February 2, 2012, Standard & Poor's and Moody's, respectively, maintained ratings of B- and Caa1 for US Airways, D and Ca for AMR Corp., the parent of American, B and B2 for Delta, and B and B2 for United Continental Holdings, Inc., the parent of United and Continental.

On November 29, 2011 American filed for bankruptcy in the Southern District of New York. Under bankruptcy order American honored our pre-petition receivables, we continue to operate for American under the existing terms of our agreement. American retained its right to reject our fixed-fee agreement, therefore we can provide no assurance that American will continue to operate under the agreement, which if rejected could have an adverse material impact on our results of operations and financial condition.

Our Partners may expand their direct operation of aircraft thus limiting the expansion of our relationships with them.

We depend on major airlines such as our Partners to contract with us instead of purchasing and operating their own aircraft. However, some major airlines own their own regional airlines and operate their own aircraft instead of entering into contracts with us or other regional carriers. For example, American, Delta, and US Airways have acquired many aircraft which they fly under their affiliated carriers. We have no guarantee that in the future our Partners will choose to enter into contracts with us instead of purchasing their own aircraft or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-share agreements. In addition, US Airways previously announced that, pursuant to an agreement with its pilots, US Airways will not enter into agreements with its regional affiliates to fly E190 and higher capacity aircraft and it is possible that our other partners will make the same decision. A decision by US Airways, American, Delta, United, or Continental to phase out our contract based code-share relationships as they expire and instead acquire and operate their own aircraft or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Our Partners may be restricted in increasing the level of business that they conduct with us, thereby limiting our growth.

In general, the pilots' unions of certain major airlines have negotiated “scope clauses” in their collective bargaining agreements, known as CBAs, that restrict the number and/or size of aircraft that can be operated by the regional code-share partners of such major airlines.

The US Airways' pilot CBA provides that the total number of aircraft in US Airways operations not flown by US Airways pilots (which includes flying by partners under code-share arrangements) may not exceed 465. Within the overall 465 aircraft limit, there is no quantity limitation on the number of small regional jets (defined as aircraft configured with 78 or fewer seats) that may be flown by regional code-share partners. Also within the 465 total aircraft limit, US Airways can outsource up to 93 aircraft with more than 78, but fewer than 91 seats, including E175 and C900 aircraft. US Airways does not restrict the aircraft that its partners may fly for other carriers.

The American Airlines' pilot CBA prohibits regional code-share partners from operating aircraft with more than 50 seats, whether flown on behalf of American or for other carriers.

Delta's pilot CBA prohibits its regional code-share partners from operating aircraft with more than 76 seats, whether flown on behalf of Delta or for other carriers. Further, code-share partners may operate no more than 255 aircraft configured with 51 to 76 seats (including 120 aircraft configured with 71 to 76 seats, subject to increase with increases in Delta's fleet size).

United's pilot CBA prohibits code-share partners from operating aircraft on behalf of United configured with more than 70 seats or weighing more than 80,000 pounds. However, this limitation does not apply to aircraft flown by the code-share partner on behalf of carriers other than United.

Continental's pilot CBA prohibits code-share partners from operating aircraft on behalf of Continental configured with more than 50 seats. However, similar to United's restriction, this limitation does not apply to aircraft flown by the code-share partner on behalf of carriers other than Continental.

The airline industry has recently gone through a period of consolidation and transition; consequently, we have fewer potential Partners.

Since 1978 and continuing to the present, the airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. We, as well as our Partners, routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including potential alliances and business combination transactions. Further consolidation could limit the number of potential partners with whom we could enter into code-share relationships. Although none of our contracts with our Partners allow termination or are amendable in the event of consolidation, any additional consolidation or significant alliance activity within the airline industry could adversely affect our relationship with our Partners.

Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues, earnings and liquidity.

Our agreements with our Partners require each of them to schedule our aircraft to a minimum level of utilization. However, the aircraft have historically been utilized more than the minimum requirement. Even though the fixed-fee rates may adjust, either up or down, based on scheduled utilization levels or require a fixed amount per day to compensate us for our fixed costs, if our aircraft are at or below the minimum requirement (including taking into account the stage length and frequency of our scheduled flights) we will likely lose both the opportunity to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights.

The amounts we receive under our code-share agreements may be less than the corresponding costs we incur.

Under our code-share agreements we are compensated for certain costs we incur in providing services. With respect to costs that are defined as "pass through" costs, our code-share partner is obligated to pay to us the actual amount of the cost. With respect to other costs, our code-share partner is obligated to pay to us amounts based, in part, on pre-determined rates for certain costs. During the year ended December 31, 2011, approximately 20% of our costs were pass through costs and approximately 80% of our costs were reimbursable at pre-determined rates. These pre-determined rates are not based on the actual expenses we incur. If we incur expenses that are greater than the pre-determined amounts payable by our code-share partners, our financial results will be negatively affected.

Branded

We could experience significant operating losses in the future.

There are several reasons, including those addressed in these risk factors, why our brand operations might fail to achieve profitability and might experience significant losses. In particular, a weak economy and the high volatility of fuel prices have had and may continue to have an impact on our operating results, and increase the risk that we will experience losses.

We are vulnerable to increases in aircraft fuel costs.

High oil prices may have a significant adverse impact on the future results of operations. We cannot predict the future cost and availability of fuel, or the impact of disruptions in oil supplies or refinery productivity based on natural disasters, which would affect our ability to compete. The unavailability of adequate fuel supplies could have an adverse effect on our Frontier operations. In addition, larger airlines may have a competitive advantage because they pay lower prices for fuel, and other airlines, such as Southwest Airlines, may have substantial fuel hedges that give them a competitive advantage. Because fuel costs are now a significant portion of our operating costs, substantial changes in fuel costs can materially affect our operating results and/or cause us to reduce our scheduled operations at Frontier. Fuel prices continue to be susceptible to, among other factors, speculative trading in the commodities market, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policy, the rapid growth of economies in China and India, the levels of inventory carried by the oil companies, the amount of reserves built by governments, refining capacity, and weather. These and other factors that impact the global supply and demand for aircraft fuel may affect our financial performance due to its high sensitivity to fuel prices. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.2 million per year based on our current fleet and aircraft fuel consumption.

Since the acquisition of Frontier, fuel has become a major component of our branded operating expenses, accounting for 38.8% of our total operating expenses for the year ended December 31, 2011. Our ability to pass on increased fuel costs has been and may continue to be limited by economic and competitive conditions.

We depend heavily on the Denver market to be successful.

Our business strategy for Frontier is focused on adding flights to and from our Denver base of operations. As of December 31, 2011, 74% of our flights originate or depart from Denver International Airport, known as DIA. We expect this concentration to increase in 2012. A reduction in our market share, increased competition, or reduced passenger traffic to or from Denver could have an adverse effect on our financial condition and results of operations. In addition, our dependence on a hub system operating out of DIA makes us more susceptible to adverse weather conditions and other traffic delays in the Rocky Mountain region than some of our competitors that may be better able to spread these traffic risks over larger route networks.

We face intense competition by United Airlines, Southwest Airlines and other airlines at DIA.

The airline industry is highly competitive. We compete with United in our hub in Denver, and we anticipate that we will compete with United in any additional markets we elect to serve in the future. United and United's regional airline affiliates are the dominant carriers out of DIA. In addition, Southwest Airlines started service to and from Denver in January 2006 and has grown significantly since then to become the third largest carrier at DIA. Southwest pricing has caused downward pressure on Frontier yields and any future Southwest exposure may place further downward pressure on our revenue. For example, on February 15, 2012, Southwest announced a system-wide fare increase of $10 per round trip ticket, except in Denver. Predatory pricing, and "capacity dumping," in which a competitor places additional aircraft on selected routes, and other competitive activities could adversely affect us. The future activities of competing branded carriers in DIA and any other focus city from which we operate may have a material adverse effect on our revenue and results of operations.

Our credit card processors have the ability to increase their holdbacks in certain circumstances. The initiation of such holdbacks may have an adverse effect on our liquidity.

In our Frontier business, most of the tickets we sell are paid for by customers who use credit cards. Our credit card processing agreement with Visa and MasterCard generally provide for a 95% holdback of receivables. If circumstances were to occur that would allow our processor to increase their holdbacks, our liquidity would be negatively impacted.

Our acquisition of Midwest and Frontier affects the comparability of our historical financial results.

Our results of operations for the year ended December 31, 2011 and 2010 include a full year impact of our Frontier and Midwest acquisitions, while our 2009 results of operations include the results of Midwest for five months and Frontier for three months. This complicates the ability to compare our results of operations and statement of cash flows.

We experience high costs at DIA, which impacts our ability to compete for connecting traffic.

Our largest hub of flight operations is DIA where we experience high operating costs. DIA depends on landing fees, gate rentals, income from airlines and the traveling public, and other fees to generate income to service its debt and to support its operations. Our cost of operations at DIA will vary as traffic increases or diminishes at the airport or as significant improvement projects are undertaken by the airport. We believe that our operating costs at DIA exceed those that other airlines incur at hub airports in other cities, which translates to a relative higher cost to connect our passengers through Denver.

Our ability to expand our operations outside of Denver is dependent on the availability of adequate facilities and other industry constraints.

In order to adjust our flight schedule and, where appropriate, add service along new or existing routes, we must be able to obtain adequate gates, ticketing facilities, operations areas, slots (where applicable) and office space. The nation's aging air traffic control infrastructure presents challenges as well. Also, as airports around the country become more congested, we cannot always be sure that our plans for new service can be implemented in a commercially viable manner given operating constraints at existing or new airports throughout our network.

The lack of marketing alliances could harm our Frontier business.

Many branded airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. Frontier does not have an extensive network of marketing partners. The lack of marketing alliances and limited international presence puts us at a competitive disadvantage to global network carriers, whose ability to attract passengers through more widespread alliances, particularly on international routes, may adversely affect our passenger traffic and our results of operations.

We rely heavily on automated systems and technology to operate our Frontier business and any failure of these systems could harm our business.

We are increasingly dependent on automated systems, information technology personnel and technology to operate our Frontier business, enhance customer service and achieve low operating costs, including our computerized airline reservation system, telecommunication systems, website, check-in kiosks and in-flight entertainment systems. Substantial or repeated system failures to any of the above systems could reduce the attractiveness of our services and could result in our customers purchasing tickets from another airline. Any disruptions in these systems or loss of key personnel could result in the loss of important data, increase our expenses and generally harm our business. In addition, we have experienced an increase in customers booking flights on our airline through third-party websites, which has increased our distribution costs. If any of these third-party websites experiences system failure or discontinues listing our flights on its systems, our bookings and revenue may be adversely impacted.

We implement improvements to our website and reservations system from time to time. Implementation of changes to these systems may cause operational and financial disruptions if we experience transition or system cutover issues, if the new systems do not perform as we expect them to, or if vendors do not deliver systems upgrades or other components on a timely basis. Any such disruptions may have the effect of discouraging some travelers from purchasing tickets from us and increasing our reservations staffing.

General

Any labor disruption or labor strikes by our employees or those of our Partners would adversely affect our ability to conduct our business.

All of our pilots, flight attendants, dispatchers, and aircraft appearance agents as well as our mechanics at Frontier are represented by unions. Collectively, these employees represent approximately 56% of our workforce. Although we have never had a work interruption or stoppage and believe our relations with our unionized employees are generally good, we are subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. If we are unable to reach agreement with any of our unionized work groups on the amended terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to fulfill our obligations under our code-share agreements and could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

As previously announced on May 3, 2011, we have undertaken a restructuring initiative at Frontier aimed at reducing costs by an aggregate of $120 million. On June 10, 2011, Frontier reached a tentative agreement with the Frontier pilots (the "Pilots") then represented by the Frontier Airlines Pilot Association ("FAPA"), pursuant to which FAPA agreed in principle to the restructuring of certain wages and benefits. On June 17, 2011, the tentative agreement was ratified by the Pilots.

The restructuring agreement included, among other things, (i) the postponement of certain pay increases, (ii) reduced Company contributions to the Pilots' 401(k) plan, (iii) reduced accruals for vacation days and sick days and (iv) an extension of the collective bargaining agreement by two years (collectively, the "Investment"). In exchange for the Investment, the Frontier pilots will receive an equity stake in Frontier valued at $7.2 million, which vests over the term of the agreement. The Company has agreed to certain other conditions which must be met during the term to continue the Investment by the Frontier pilots. Those conditions include aircraft growth at Frontier, a liquidity raise, subject to suitable market conditions, of at least $70 million by the Company through debt offerings, assets sales, or other financings, material execution of Frontier's restructuring program by the end of 2011, and a good faith effort by the Company to attract equity investment(s) in Frontier that would reduce the Company's ownership of Frontier to a minority interest by December 31, 2014. In addition, the Company has agreed to establish a profit sharing program for Frontier employees. As of December 31, 2011, the Company remains in compliance with these conditions.

On June 28, 2011, the International Brotherhood of Teamsters, Airline Division (the "IBT") replaced FAPA as the representative of Frontier pilots when the IBT was certified as the exclusive bargaining representative of the pilots. On August 3, 2011 the IBT filed suit against the Company and Frontier seeking to have the restructuring agreement declared null and void or, alternatively, seeking that the IBT, manage the equity investment of the Frontier pilots and due to accusations that the Company interfered with the election process.

We believe that these allegations are baseless and that we did not interfere in the election process, which in fact the IBT won. We intend to vigorously defend ourselves and Frontier against this complaint, but there can be no assurance that we will be successful. If we are not successful and the restructuring agreement with our Frontier pilots is declared null and void, Frontier would lose approximately $9 million to $10 million in annual cost savings on average over the next four years, which may have a material adverse effect on our business, financial condition or results of operations.

Under the terms of our jet code-share agreement with US Airways, if we are unable to provide scheduled flights as a result of a strike by our employees, it is only required to pay us for certain fixed costs for specified periods. Under the terms of the code-share agreements with the remainder of our Partners, none of them are required to pay us any amounts during the period our employees are on strike and we are unable to provide scheduled flights. A sustained strike by our employees would require us to bear costs otherwise paid by our Partners.

In addition, a labor disruption other than a union authorized strike may materially impact our results of operations and could cause us to be in material breach of our code-share agreements, all of which require us to meet specified flight completion levels during specified periods. Our Partners have the right to terminate their code-share agreements if we fail to meet these completion levels.

Our substantial indebtedness may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

We have substantial indebtedness, which could:

- require us to dedicate a substantial portion of cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities;
- make it more difficult for us to satisfy our payment and other obligations under our indebtedness;
- limit our ability to borrow additional money for working capital, capital expenditures, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; and/or
- reduce our flexibility in planning for or responding to changing business and economic conditions.

In addition, a substantial level of indebtedness, particularly because substantially all of our assets are currently subject to liens, could limit our ability to obtain additional financing on acceptable terms or at all for working capital, capital expenditures and general corporate purposes. We have historically needed substantial liquidity to fund the growth of our fixed-fee business and the operation of our branded business. These liquidity needs could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors not within our control.

We have significant debt and off-balance sheet obligations and any inability to pay would adversely impact our operations.

The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the years ended December 31, 2011 and 2010, our mandatory debt service payments for aircraft totaled $337.6 million and $319.4 million, respectively, and our mandatory lease payments totaled $264.8 million and $233.8 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $1.5 billion at December 31, 2011 and 2010.

We have a significant amount of variable interest rate debt. Approximately $365.2 million and $482.7 million of our debt as of December 31, 2011 and 2010, respectively, is subject to variable market interest rates. If rates increase significantly, our results of operations and cash flows could be adversely impacted.

We may be unable to continue to comply with financial covenants in certain financing agreements, which, if not complied with, could materially and adversely affect our liquidity and financial condition.

We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain $125 million of unrestricted cash, maintain certain cash flow, debt service coverage and working capital covenants. As of December 31, 2011, we were in compliance with all our covenants.

We currently depend on Embraer and Airbus to support our fleet of aircraft.

We rely on Embraer as the manufacturer of substantially all of our regional jets and on Airbus as the manufacturer of our narrow-body jets. Our risks in relying primarily on a single manufacturer for each aircraft type include:

- the failure or inability of Embraer or Airbus to provide sufficient parts or related support services on a timely basis;
- the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;
- the issuance of FAA directives restricting or prohibiting the use of Embraer or Airbus aircraft or requiring time-consuming inspections and maintenance; and
- the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

Our operations could be materially adversely affected by the failure or inability of Embraer, Airbus or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will directly impact our earnings.

Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are entirely responsible for our labor costs, and we may not be entitled to receive increased payments for our flights from our Partners if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings. Many of our employees within our Frontier operations experienced a reduction in pay levels during the Frontier bankruptcy, and agreed to forgo certain increases during the restructuring in 2011. Any restoration of these reductions in pay levels will increase our labor costs.

We have collective bargaining agreements with our pilots, flight attendants, dispatchers, mechanics, material specialists and aircraft appearance agents. We cannot assure that future agreements with our employees' unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs and reduce both our income and our competitiveness for future business opportunities. As of December 31, 2011, approximately 56% of the Company's workforce is employed under union contracts. Because of the high level of unionization among our employees, we are subject to risks of work interruption or stoppage and/or the incurrence of additional expenses associated with union representation of our employees. We have never experienced any work stoppages or other job actions and generally consider our relationship with our employees to be good. The union contract for our pilots and our flight attendants, except Frontier's pilots, is currently amendable. The union contracts for our mechanics and tool room attendants, dispatchers, and our material specialists are amendable in 2012.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our Chief Executive Officer, Bryan Bedford, and our other key management and operating personnel. American can terminate its code-share agreement if we replace Mr. Bedford without its consent, which cannot be unreasonably withheld. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We maintain a "key man" life insurance policy in the amount of $5 million for Mr. Bedford, but this amount may not adequately compensate us in the event we lose his services.

We may experience difficulty finding, training and retaining employees.

The airline industry is experiencing a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have, from time to time, faced considerable turnover of our employees. Our pilots, flight attendants and maintenance technicians sometimes leave to work for larger airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines or other low cost carriers are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. An inability to recruit, train and retain qualified employees may adversely impact our performance.

Our maintenance expenses will increase as our fleet ages and may be higher than we anticipate.

Because the average age of our Embraer aircraft is approximately 6.4 years old and that of our Airbus aircraft is approximately 5.4 years old, our aircraft require less maintenance now than they will in the future. We have incurred lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. Our maintenance costs will increase significantly as our fleet ages and these warranties expire.

We bear the cost of all routine and major maintenance on our owned and leased aircraft. Maintenance expenses comprise a significant portion of our operating expenses. In addition, we are required periodically to take aircraft out of service for heavy maintenance checks, which can increase costs and reduce revenue. We also may be required to comply with regulations and airworthiness directives the FAA issues, the cost of which our aircraft lessors may only partially assume depending upon the magnitude of the expense. Although we believe that our owned and leased aircraft are currently in compliance with all FAA issued airworthiness directives, additional airworthiness directives likely will be required in the future, necessitating additional expense.

Our ability to utilize net operating loss carry-forwards may be limited.

At December 31, 2011, we had estimated federal net operating loss carry-forwards, which we refer to as NOLs, of $1.4 billion for federal income tax purposes that begin to expire in 2015. We have recorded a valuation allowance for $408.0 million of those NOLs. Section 382 of the Internal Revenue Code, which we refer to as Section 382, imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of our NOLs would be subject to an annual limitation under Section 382. Any unused NOLs in excess of the annual limitation may be carried over to later years.

The imposition of a limitation on our ability to use our NOLs to offset future taxable income could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitation were not in effect and could cause such NOLs to expire unused, reducing or eliminating the benefit of such NOLs. Based on analysis that we performed, we believe we have not experienced a change in ownership as defined by Section 382, however; certain of our NOLs generated prior to July 2005 and acquired from Midwest and Frontier are subject to an annual limitation under Internal Revenue Code Section 382 ("IRC 382").

Changes to our business model may not be successful and may cause operational difficulties.

We are devoting significant attention and resources to separating our fixed-fee and branded business. If we are unable to separate our business practices and operations in a manner that allows us to achieve the anticipated revenue and cost synergies, or if achievement of such separation takes longer or more costs than expected, the anticipated benefits of the acquisitions may not be realized fully or may take longer to realize than expected. In addition, it is possible that the separation process could result in the loss of key employees, diversion of management's attention, the disruption or interruption of, or the loss of momentum in our ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers and employees or our ability to achieve the anticipated benefits of the separation, or could reduce our earnings or otherwise adversely affect our business and financial results.

We are at risk of losses stemming from an accident involving any of our aircraft.

While we have never had a crash causing death or serious injury over our 37 year history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or serious injury to individual air travelers and our employees and destroying the aircraft and the property of third parties.

In addition, if one of our aircraft were to crash or be involved in an accident we would be exposed to significant tort liability. Such liability could include liability arising from the claims of passengers or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance we carry to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft and a decrease in revenues. Such a decrease could materially adversely affect our financial condition, results of operations and the price of our common stock.

Customer loyalty may be affected due to diminishing product differentiation.

Frontier's branded business strategy includes a premium travel experience at competitive fares. The Company seeks to differentiate itself through better customer service throughout the customer's travel experience. Any loss of customers due to diminishing product differentiation could harm our business.

Increases in insurance costs or reductions in insurance coverage may adversely impact our operations and financial results.

The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial air carriers. Accordingly, our insurance costs increased significantly and our ability to continue to obtain insurance even at current prices remains uncertain. In addition, we have obtained third-party war risk (terrorism) insurance through a special program administered by the FAA, resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. The program has been extended, with the same conditions and premiums, until September 30, 2012. If the federal insurance program terminates, we would likely face a material increase in the cost of war risk insurance. The failure of one or more of our insurers could result in a lack of coverage for a period of time. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the claims paying ability of some insurers. Future downgrades in the ratings of enough insurers could adversely impact both the availability of appropriate insurance coverage and its cost. Because of competitive pressures in our industry, our ability to pass additional insurance costs to passengers is limited. As a result, further increases in insurance costs or reductions in available insurance coverage could have an adverse impact on our financial results.

The Company may not realize the full value of its intangible or long-lived assets which may adversely affect its results of operations and financial condition.

In accordance with applicable accounting standards, the Company is required to test its indefinite-lived intangible assets for impairment on an annual basis, or more frequently if conditions indicate that an impairment may have occurred. In addition, the Company is required to test certain of its other assets for impairment if conditions indicate that an impairment may have occurred. During the year ended December 31, 2011, the Company performed impairment tests of certain intangible assets and certain long-lived assets (principally aircraft, related spare engines and spare parts). The impairment tests were due to events and changes in circumstances that indicated an impairment might have occurred. Certain of the factors deemed by management to have indicated that impairments may have occurred include a significant decrease in actual and forecasted revenues, high fuel prices, significant losses, a weak U.S. economy, and changes in the planned use of assets. As a result of the impairment testing, the Company recorded significant impairment charges as described in Note 6 to the financial statements included in Item 8. The Company may be required to recognize additional impairments in the future due to, among other factors, extreme fuel price volatility, tight credit markets, a decline in the fair value of certain tangible or intangible assets, unfavorable trends in historical or forecasted results of operations and cash flows and the uncertain economic environment, as well as other uncertainties. The Company can provide no assurance that a material impairment charge of tangible or intangible assets will not occur in a future period. The value of our aircraft could be impacted in future periods by changes in supply and demand for these aircraft. Such changes in supply and demand for certain aircraft types could result from grounding of aircraft by the Company or other carriers. An impairment charge could have a material adverse effect on the Company's financial position and results of operations.

Risks Associated with the Airline Industry

The airline industry is highly competitive.

Within the airline industry, we not only compete with major and other regional airlines, some of which are owned by or operated as partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes, including carriers that fly point to point instead of to or through a hub.

Some of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

If passengers perceive the operations of regional aircraft as being unsafe, our business may be harmed.

In February 2009, Colgan Flight 3407, operating as Continental Connection, crashed on its approach into Buffalo, New York. A total of 50 people were killed. Since the date of this tragedy, there have been numerous press reports questioning some of the operating policies of regional airlines. In response, there have also been legislative initiatives aimed at heightening safety requirements, such as The Airline Safety and Pilot Training Improvement Act of 2009. Although our regional jets have never had a crash causing death or serious injury in over 37 years of operations, should the public perceive regional aircraft as less safe our Partners may be less inclined to renew our contracts in the future or should new legislation impose additional burdens on us, our financial condition, results of operations and the price of our common stock could be materially adversely effected.

High fuel costs would harm the airline industry.

High fuel prices would harm the airline industry's financial condition and results of operations. Fuel costs constitute a substantial portion of the total operating expenses of the airline industry. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues, supply and demand and other factors. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. Further, in the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled service could result. A one dollar change in price per barrel of crude oil will increase or decrease our fuel expense by $5.3 million. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.2 million per year based on our current fleet and aircraft fuel consumption.

The airline industry has been subject to a number of strikes, which could affect our business.

The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other carriers may result in higher industry wages and increase pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our Partners is a significant source of our operating revenues, any labor disruption or labor strike by the employees of any one of our Partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Airlines are often affected by certain factors beyond their control, including weather conditions, which can affect their operations.

Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of departure and arrival. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. For example, in July 2011, hail storms in Denver, CO. forced us to cancel an abnormal portion of our operations. Under our fixed-fee code-share agreements, our regional airline business is partially protected against cancellations due to weather or air traffic control, although these factors may affect our ability to receive incentive payments for flying more than the minimum number of flights specified in our code-share agreements. Should we enter into pro-rate revenue sharing agreements in the future our regional airline business will not be protected against weather or air traffic control cancellations and our operating revenues could suffer as a result. Our branded operations are not insulated against weather or air traffic control cancellations.

Future economic recessions could result in weaker demand for air travel and may create challenges for us that could have a material adverse effect on our business and results of operations.

Demand for air travel could weaken in an economic recession. Economic weakness in the United States and international economies could have a significant negative impact on our results of operations.

The airline industry is heavily regulated.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety related items and removal, replacement or modification of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our Embraer or Airbus aircraft, for any reason, could negatively impact our results of operations.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer or Bombardier aircraft, at such airports. The imposition of any limits on the use of Embraer or Bombardier aircraft at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, "passenger bill of rights" legislation was introduced in Congress that, if enacted, would have, among other things, required the payment of compensation to passengers as a result of certain delays and limited the ability of carriers to prohibit or restrict usage of certain tickets. This legislation is not currently active but if it is reintroduced, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Several state legislatures have also considered such legislation, and the State of New York in fact implemented a "passenger bill of rights" that was overturned by a federal appeals court in 2008. The DOT has imposed restrictions on the ownership and transfer of airline routes and takeoff and landing slots at certain high-density airports, including New York LaGuardia and Reagan National. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA and the TSA have imposed stringent security requirements on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

The airline industry is seasonal and cyclical resulting in unpredictable liquidity and passenger revenues.

Because the airline industry is seasonal and cyclical, our revenues related to Frontier will fluctuate throughout the year. Our weakest travel periods are generally during the quarters ending in March and December. The airline industry is also a highly cyclical business with substantial volatility. Our operating and financial results are likely to be negatively impacted by national or regional economic conditions in the U.S., and particularly in Colorado.

We are in a high fixed cost business and any unexpected decrease in revenue would harm us.

The airline industry is characterized by low profit margins and high fixed costs primarily for personnel, fuel, aircraft ownership and lease costs and other rents. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing would have a disproportionate effect on the operating and financial results of Frontier and possibly on us as a whole. We are often affected by factors beyond our control, including weather conditions, traffic congestion at airports and increased security measures, and irrational pricing from competitors, any of which could harm our operating results and financial condition.

Risks Related To Our Common Stock

Our stock price is volatile.

Since our common stock began trading on The NASDAQ National Market (now the NASDAQ Global Select Market) on May 27, 2004, the market price of our common stock has ranged from a low of $2.53 to a high of $23.88 per share. The market price of our common stock may continue to fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

- announcements concerning our Partners, competitors, the airline industry or the economy in general;
- strategic actions by us, our Partners or our competitors, such as acquisitions or restructurings;
- the results of our operations;
- media reports and publications about the safety of our aircraft or the aircraft types we operate;
- new regulatory pronouncements and changes in regulatory guidelines;
- general and industry specific economic conditions, including the price of oil;
- changes in financial estimates or recommendations by securities analysts;
- sales of our common stock or other actions by investors with significant shareholdings or our Partners; and
- general market conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business.

Future sales of our common stock by our stockholders or insiders could depress the price of our common stock.

Sales of a large number of shares of our common stock or the availability of a large number of shares for sale could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. Sales of shares by insiders could be perceived negatively by the investment community.

Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Certain of these provisions:

- authorize the issuance of up to 5,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;
- limit the persons who can call special stockholder meetings;
- provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and
- establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

Our charter documents include provisions limiting voting by foreign owners.

Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company or any other domestic airline may be owned directly or indirectly by persons who are not citizens of the United States. However, up to 49% of the total equity of our company or any other domestic airline may be owned directly or indirectly by persons who are not citizens of the United States

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2011, we operated 281 aircraft as described in the following table:

Type	Total Aircraft	Owned	Leased	Average Age (in years)	Seats in Standard Configuration
E135/140LR	18	12	6	9.7	44
E145LR [(1)]	55	22	33	9.7	50
E170/175LR [(2)]	129	106	23	5.3	69-80
E190LR	17	12	5	2.0	99
A318	4	—	4	8.2	120
A319	41	4	37	7.4	138
A320	15	2	13	1.5	162
Q400	2	2	—	4.2	74
Total	281	160	121		

(1) Eleven of these aircraft are used as charters, spares, or parked.
(2) One of these aircraft is used as a spare.

In addition to the aircraft listed above, we have subleased eleven E145 aircraft to a foreign airline and we have two Q400 aircraft classified as held-for-sale as of December 31, 2011.

All of our leased aircraft are leased by us pursuant to operating leases, with current lease expirations ranging from 2012 to 2024. We have fixed-price purchase options under most of these leases after nine to 14 years of the lease term. Furthermore, we have options to renew most of the leases for an additional three to four years, or purchase the leased aircraft at the conclusion of their current lease terms at fair market value.

Ground Operations and Properties

As of December 31, 2011, our facilities are summarized in the following table:

Facility	Square Feet	Location
Corporate Headquarters	83,100	Indianapolis, IN
Training Facility	20,400	Plainfield, IN
Maintenance Hangar	110,500	Indianapolis, IN
Maintenance Hangar/Office	232,100	Columbus, OH
Maintenance Hangar	70,000	Louisville, KY
Maintenance Hangar/Office	86,000	Pittsburgh, PA
General Office - Frontier	77,500	Denver, CO
Maintenance Hangar	81,300	Kansas City, MO
Maintenance Hangar	26,000	Honolulu, HI
Maintenance Hangar	194,300	Milwaukee, WI

Our employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment. Our Partners or third parties provide ground support services and ticket handling services in all cities we serve our Partners and we provide ground support services and ticket handling services for the majority of our branded operations.

We lease all of our facilities, except the maintenance hangar in Honolulu, HI, which we own. All leased facilities are subject to either long-term leases or on a month to month basis.

We believe that our current facilities, along with our planned additional facilities, are adequate for the current and foreseeable needs of our business.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal and administrative actions, which we consider routine to our business activities. Management believes that the ultimate outcome of any pending legal matters will not have a material adverse effect on our financial position, liquidity or results of operations.

As previously announced on May 3, 2011, we have undertaken a restructuring initiative at Frontier aimed at reducing costs by an aggregate of $120 million. On June 10, 2011, Frontier reached a tentative agreement with the Frontier pilots (the "Pilots") then represented by the Frontier Airlines Pilot Association ("FAPA"), pursuant to which FAPA agreed in principle to the restructuring of certain wages and benefits. On June 17, 2011, the tentative agreement was ratified by the Pilots.

The restructuring agreement included, among other things, (i) the postponement of certain pay increases, (ii) reduced Company contributions to the Pilots' 401(k) plan, (iii) reduced accruals for vacation days and sick days and (iv) an extension of the collective bargaining agreement by two years (collectively, the "Investment"). In exchange for the Investment, the Frontier pilots will receive an equity stake in Frontier valued at $7.2 million, which vests over the term of the agreement. The Company has agreed to certain other conditions which must be met during the term to continue the Investment by the Frontier pilots. Those conditions include aircraft growth at Frontier, a liquidity raise, subject to suitable market conditions, of at least $70 million by the Company through debt offerings, assets sales, or other financings, material execution of Frontier's restructuring program by the end of 2011, and a good faith effort by the Company to attract equity investment(s) in Frontier that would reduce the Company's ownership of Frontier to a minority interest by December 31, 2014. In addition, the Company has agreed to establish a profit sharing program for Frontier employees. As of December 31, 2011, the Company remains in compliance with these conditions.

On June 28, 2011, the International Brotherhood of Teamsters, Airline Division (the "IBT") replaced FAPA as the representative of Frontier pilots when the IBT was certified as the exclusive bargaining representative of the pilots. On August 3, 2011 the IBT filed suit against the Company and Frontier seeking to have the restructuring agreement declared null and void or, alternatively, seeking that the IBT, manage the equity investment of the Frontier pilots and due to accusations that the Company interfered with the election process.

We believe that these allegations are baseless and that we did not interfere in the election process, which in fact the IBT won. We intend to vigorously defend ourselves and Frontier against this complaint, but there can be no assurance that we will be successful. If we are not successful and the restructuring agreement with our Frontier pilots is declared null and void, Frontier would lose approximately $9 million to $10 million in annual cost savings on average over the next four years, which may have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. Mine Safety Disclosures

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price

Our common stock began trading on The NASDAQ National Market (now the NASDAQ Global Select Market) on May 27, 2004 and is traded under the symbol "RJET." Prior to that date, there was no public market for our common stock. The following table sets forth the high and low sales prices of our common stock for the periods indicated.

Year Ended December 31, 2010	High	Low
First Quarter	$ 7.65	$ 4.48
Second Quarter	6.80	5.25
Third Quarter	8.58	4.74
Fourth Quarter	9.58	6.83
Year Ended December 31, 2011		
First Quarter	$ 7.79	$ 5.73
Second Quarter	6.47	4.21
Third Quarter	5.65	2.50
Fourth Quarter	4.78	2.47

As of December 31, 2011 there were 4,173 stockholders of record of our common stock. We have never paid cash dividends on our common stock. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, our capital requirements, bank or other lender financing, financial condition and other relevant factors.

Performance Graph



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2011
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
12/31/2006
6/30/2007
12/31/2007
6/30/2008
12/31/2008
6/30/2009
12/31/2009
6/30/2010
12/31/2010
6/30/2011
12/31/2011
Republic Airways Holdings, Inc.
NASDAQ Composite Index
Peer Group Index

The above graph compares the performance of the Company from May 27, 2004 through December 31, 2011, against the performance of (i) the Composite Index for NASDAQ Stock Market (U.S. Companies) and (ii) an index of companies engaged in air transportation (SIC 4512), including regional airlines, whose stocks trade on the NASDAQ, for the same period.

Below is a summary of the equity compensation plans as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders			
Options outstanding under the 2002 Equity Incentive Plan	1,149,837	$ 14.98	190,547
Options outstanding under the 2007 Equity Incentive Plan	3,360,000	11.62	899,542
Equity compensation plans not approved by security holders	—	—	—
Total	4,509,837	$ 12.46	1,090,089

Unregistered Sales of Equity Securities

None

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data and operating statistics should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
			(in millions)		
Statement of Operations Data:					
Operating revenues:					
Fixed-fee service	$ 1,079.0	$ 1,030.3	$ 1,180.2	$ 1,462.2	$ 1,274.6
Passenger service	1,694.5	1,541.3	421.0	—	—
Cargo and other	91.0	82.1	41.0	17.5	18.1
Total operating revenues	2,864.5	2,653.7	1,642.2	1,479.7	1,292.7
Operating expenses:					
Wages and benefits	560.6	549.9	342.4	252.3	226.5
Aircraft fuel (2)	821.1	616.9	236.6	327.8	296.6
Landing fees and airport rents	167.7	170.7	96.9	59.9	53.7
Aircraft and engine rent	251.5	240.6	156.8	134.2	125.0
Maintenance and repair	297.2	255.8	211.5	169.4	130.2
Insurance and taxes	42.1	45.5	28.1	25.8	19.0
Depreciation and amortization	200.2	204.5	163.6	133.2	106.6
Promotion and sales	133.6	134.8	36.3	—	—
Goodwill impairment	—	—	113.8	—	—
Other impairment charges	191.1	11.5	8.8	—	—
Gain on bargain purchase	—	—	(203.7)	—	—
Other	305.0	290.1	179.7	122.0	104.8
Total operating expenses	2,970.1	2,520.3	1,370.8	1,224.6	1,062.4
Operating income (loss)	(105.6)	133.4	271.4	255.1	230.3
Other income (expense):					
Interest expense	(137.3)	(151.7)	(145.0)	(131.9)	(107.3)
Other - net	0.5	(3.2)	9.8	14.2	11.0
Total other expense	(136.8)	(154.9)	(135.2)	(117.7)	(96.3)
Income (loss) before income taxes	(242.4)	(21.5)	136.2	137.4	134.0
Income tax expense (benefit)	(90.6)	(7.7)	99.8	52.8	51.2
Net income (loss)	(151.8)	(13.8)	36.4	84.6	82.8
Add: Net loss attributable to noncontrolling interest in Mokulele Flight Service Inc.	—	—	3.3	—	—
Net income (loss) of the Company	$ (151.8)	$ (13.8)	$ 39.7	$ 84.6	$ 82.8
Net income (loss) available for common stockholders per share:					
Basic	$ (3.14)	$ (0.38)	$ 1.15	$ 2.43	$ 2.05
Diluted	$ (3.14)	$ (0.38)	$ 1.13	$ 2.42	$ 2.02
Weighted average common shares outstanding:					
Basic	48.2	36.0	34.6	34.9	40.4
Diluted	48.2	36.0	35.7	34.9	41.0
Other Financial Data:					
Net cash from:					
Operating activities	$ 131.5	$ 256.5	$ 168.6	$ 242.3	$ 280.5
Investing activities	$ 23.6	$ 2.5	$ 3.4	$ (81.9)	$ (76.5)
Financing activities	$ (227.0)	$ (125.3)	$ (144.2)	$ (194.7)	$ (235.5)

(in millions)	Years Ended December 31,				
	2011 [(1)]	2010 [(1)]	2009 [(1)]	2008	2007
Airline Operating Data:					
Passengers carried	31.4	32.0	23.0	18.9	16.3
Revenue passenger miles [(3)]	20,961.4	21,143.8	12,905.6	9,701.0	8,581.8
Available seat miles[(4)]	26,227.7	26,547.3	17,116.5	13,213.7	11,511.8
Passenger load factor [(5)]	79.9%	79.6%	75.4%	73.4%	74.5%
Revenue per available seat mile [(6)]	$ 0.109	$ 0.100	$ 0.096	$ 0.112	$ 0.112
Cost per available seat mile [(7)]	$ 0.111	$ 0.100	$ 0.093	$ 0.103	$ 0.102
Average passenger trip length (miles)	661	662	562	513	527
Number of aircraft in operations (end of period):					
Regional Jets:					
Owned	152	150	150	142	131
Leased	67	72	78	79	88
Airbus:					
Owned	6	11	13	—	—
Leased	54	39	38	—	—
Q400:					
Owned	2	3	6	—	—
Leased	—	—	5	—	—
Total aircraft	281	275	290	221	219

	As of December 31,				
	2011	2010	2009	2008	2007
Consolidated Balance Sheet Data:			(in millions)		
Cash and cash equivalents	$ 219.3	$ 291.2	$ 157.5	$ 129.7	$ 164.0
Aircraft and other equipment—net	2,808.7	3,173.5	3,418.2	2,692.4	2,308.7
Total assets	3,901.7	4,348.7	4,450.5	3,236.6	2,773.1
Long-term debt, including current maturities	2,359.1	2,577.7	2,789.4	2,277.8	1,913.6
Total stockholders' equity	460.5	609.6	517.9	475.9	426.1

(1) The full year 2011, 2010 and 2009 are not comparable to the years ended December 31, 2008 and 2007. The results of operations for 2009 include Midwest beginning in August 2009 and Frontier in October 2009 and include 12 months of the results of operations for Midwest and Frontier during 2010.

(2) As of December 31, 2011 and 2010, all of our Partners provide substantially all of our aircraft fuel for our fixed fee business and the increase in fuel expense was primarily attributable to a full year of expense related to flying completed in our Frontier operations. Beginning in May 2009 and June 2009, we did not record fuel expense and the related revenue for the American and Delta operations, respectively. United started directly supplying fuel for certain locations in January 2007. All fuel related to the Continental and US Airways operations is directly supplied as well. Prior to the acquisition of Midwest and Mokulele, all fuel was directly supplied by them. Prior to the acquisition of Frontier, Frontier directly supplied fuel until the aircraft were removed from service during the second quarter of 2008.

(3) Passengers carried multiplied by miles flown.

(4) Passenger seats available multiplied by miles flown.

(5) Revenue passenger miles divided by available seat miles.

(6) Total airline operating revenues divided by available seat miles.

(7) Total operating and interest expenses excluding goodwill impairment and other impairment charges as well as the gain on bargain purchase divided by available seat miles. Total operating and interest expenses excluding goodwill impairment and other impairment charges as well as the gain on bargain purchase is not a calculation based on accounting principles generally accepted in the United States of America and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public relative to the airline industry.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Delaware holding company organized in 1996 that offers scheduled passenger services through our wholly-owned operating air carrier subsidiaries: Chautauqua Airlines, Inc. ("Chautauqua"), Shuttle America Corporation ("Shuttle"), Republic Airline Inc. ("Republic Airline") and Frontier Airlines, Inc. ("Frontier"). Unless the context indicates otherwise, the terms the "Company," "we," "us," or "our," refer to Republic Airways Holdings Inc. and our subsidiaries.

As of December 31, 2011, our operating subsidiaries offered scheduled passenger service on 1,483 flights daily to 132 cities in 42 states, Canada, Mexico, and Costa Rica under our Frontier operations and through fixed-fee code-share agreements with AMR Corp., the parent of American Airlines, Inc. ("American"), Continental Airlines, Inc. ("Continental"), Delta Air Lines, Inc. ("Delta"), United Air Lines, Inc. ("United"), and US Airways, Inc. ("US Airways") (collectively referred to as our "Partners"). Currently, we provide our Partners with fixed-fee regional airline services, operating as AmericanConnection, Continental Express, Delta Connection, United Express, or US Airways Express, including service out of their hubs and focus cities.

Fleet Composition

The following table outlines the type of aircraft our subsidiaries operate and their respective operations within our business units as of December 31, 2011:

			Schedule of Operational Aircraft						
Operating Subsidiaries	**Aircraft Size**	**Frontier**	**American**	**Continental**	**Delta**	**United**	**US Airways**	**Spares**	**Number of Aircraft**
Chautauqua Airlines	37 to 50	6	15	8	24	—	9	11	73
Shuttle America	70 to 76	—	—	—	30	38	—	—	68
Republic Airline	69 to 99	21	—	—	—	—	58	1	80
Frontier	120 to 162	60	—	—	—	—	—	—	60
Total number of operating aircraft		87	15	8	54	38	67	12	281

During 2011, our operational fleet increased from 275 to 281. The Company took delivery of eight A320 aircraft, two E190 aircraft, placed into service three A319 aircraft, sold five A318 aircraft, four of which have remained in the fleet under sale leaseback agreements, and sold one Q400. The Company also returned two E145 aircraft and three E135 aircraft to the lessors. Included in the operational fleet there are eleven ERJ aircraft and one E170 aircraft that operated as charter service, serve as operational spares, or are temporarily parked. We continue to look for opportunities to redeploy spare aircraft into our fixed-fee business, or outright sell or sublease these aircraft to another airline.

Our branded operations consist of all Airbus operations at Frontier; and includes aircraft operated by Chautauqua and Republic marketed as Frontier. Frontier, which we purchased out of bankruptcy in 2009, is a low-fare carrier that has the second largest market share in Denver, Colorado. During 2011, we successfully completed an out of court restructuring of the business which will enhance financial performance by more than $120 million in 2012. We view Frontier as an efficient, low-cost producer of narrowbody capacity and believe it is well-positioned to compete in Denver. In 2012, we remain focused on further lowering the unit costs of Frontier by increasing the average seat density of its aircraft and increasing the percentage of customers who use FlyFrontier.com to purchase tickets on Frontier.

We have fixed-fee regional jet code-share agreements with each of our Partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our Partners' two-character flight designation codes to identify our flights and fares in our Partners' computer reservation systems, to paint our aircraft in the style of our Partners, to use their service marks and to market ourselves as a carrier for our Partners. Our fixed-fee agreements have historically limited our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our Partners and reduce the cost of our services to our Partners. Certain of these agreements contain minimum guarantee amounts, penalty provisions for either the early removal of aircraft or agreement termination for activity levels below the minimums.

Business Strategy

Fixed-fee

- *Continue to operate a high-quality fleet of aircraft across an efficient network* - We intend to maintain a modern, high-quality fleet of Embraer aircraft that meets or exceeds stringent industry operating standards and complies with the terms of our fixed-fee regional jet code-share agreements. We believe we have highly efficient flight and maintenance operations due to leveraging large crew and maintenance bases across multiple Partners' networks.

- *Continue to provide efficient and effective solutions to our Partners* - We have strong, long-term relationships with each of our Partners and have historically worked together with them to meet their operational and network needs. Historically, we have provided safe, reliable, and cost-efficient solutions for our Partners. We remain focused on anticipating and continuing to assist our Partners with their business strategies.

- *Take advantage of growth opportunities to operate larger regional jets* - Network carrier consolidation, along with high fuel prices, has limited the economic use of smaller regional jets. All of our Partners, including American, have shown an interest in having more, larger regional jets in their networks. We believe our existing relationship with our Partners and our strong relationship with Embraer make us well-positioned to take advantage of any growth opportunities.

Branded

- *Compete effectively by providing our customers with low fares on our low-cost, narrowbody aircraft* - Frontier offers a differentiated customer experience with its LiveTV and bundled fare offerings through its Classic and Classic Plus products, which are available for purchase on FrontierAirlines.com. We believe the restructuring completed in 2011 provides Frontier with low-cost narrowbody aircraft, which allows us to compete effectively in our highly contested markets.

- *Further lower our unit costs (Cost per available seat mile "CASM") to become an ultra-low cost carrier* - We are focused on our effort to further reduce operating costs at Frontier by reducing sales and distribution, marketing and costs associated with our airport operations. Additionally, Frontier will add six seats to its A320 aircraft, which will reduce CASM by approximately 3% on the A320 fleet. This is a highly cost-efficient project that will have a quick payback as we continue to see record load factors on Frontier.

- *Take advantage of opportunities resulting from industry consolidation and expand Frontier's network outside of Denver, Colorado* - Frontier continues to reduce its fleet complexity by removing regional aircraft flown by our other subsidiaries. We remain focused on our network and intend to develop new point-to-point opportunities outside of Denver in markets where we have competitive advantages.

Revenue

Fixed-Fee Service - Under our code-share arrangements with our Partners, we receive fixed-fees, as well as reimbursement of specified costs on a gross basis with additional possible incentives from our Partners for superior performance. For the years ended December 31, 2011, 2010 and 2009, all of our fixed-fee revenue was earned under our fixed-fee arrangements. The number of aircraft we operate and aircraft utilization are the most significant drivers of our revenue, as opposed to the number of passengers we carry or the fare the passengers pay.

Passenger Service - Branded passenger service includes passenger ticket revenue on our branded airlines: Frontier (beginning October 2009), Midwest (beginning August 2009), and Mokulele (from April 2009 to October 2009). Unlike our fixed fee business, the most significant drivers of our revenue are the number of passengers we carry and the fare paid by the passenger.

Cargo and Other - Cargo and other revenues is comprised principally of the revenue from the marketing component of the sale of our miles for our co-branded credit cards, sublease revenue, licensing revenue from slots leased to other airlines, charter revenue, cargo revenue, interline and ground handling fees.

Operating Expenses

A brief description of the items included in our operating expenses line items follows.

Wages and Benefits

This expense includes not only wages and salaries, but also expenses associated with various employee benefit plans, employee incentives, stock compensation, and payroll taxes. These expenses will fluctuate based primarily on our level of operations, changes in wage rates for contract, and non-contract employees and changes in costs of our benefit plans.

Aircraft Fuel

As of December 31, 2011, the majority of our aircraft fuel for the fixed-fee operations is supplied directly by our code-share partners, and thus we do not record expense or the related revenue for those gallons of fuel. Beginning in May 2009 and June 2009, we did not record fuel expense and the related revenue for the American and Delta operations, respectively. We also did not pay for or record fuel expense and the related revenue for Continental or US Airways operations. All fuel costs including into-plane fees and taxes are expensed as incurred for our branded operations. Aircraft fuel also includes the realized and unrealized mark-to-market adjustments on fuel derivatives.

Landing Fees and Airport Rents

This expense consists of an estimate of fees charged by airports for each aircraft landing and airport rental fees for ticket counter, gate and common space. Under our fixed-fee agreements, we are reimbursed for the actual costs of landing fees. Landing fees and airport rents are expensed as incurred for the branded operations.

Aircraft and Engine Rent

This expense consists of the costs of leasing aircraft and spare engines. The leased aircraft and spare engines are operated under long-term operating leases with third parties. Aircraft rent is reduced by the amortization of deferred credits received from the aircraft manufacturer for parts and training. The credits are deferred and amortized on a straight-line basis over the term of the respective lease of the aircraft.

Maintenance and Repair

Maintenance and repair expenses include all parts, materials, tooling and spares required to maintain our aircraft. We have entered into long-term maintenance "power-by-the-hour" service contracts with third-party maintenance providers under which we are charged fixed rates for each flight hour accumulated by the majority of our engines and some of the major airframe components. The effect of such contracts is to reduce the volatility of aircraft maintenance expense over the term of the contract. All other maintenance is expensed as incurred under the direct expense method of accounting.

Insurance and Taxes

This expense includes the costs of passenger liability insurance, aircraft hull insurance, war risk insurance and all other insurance policies, other than employee welfare insurance. Additionally, this expense includes personal and real property taxes, including aircraft property taxes. Under our current fixed-fee agreements, we are reimbursed for the actual costs of passenger liability insurance, war risk insurance, aircraft hull insurance and property taxes, subject to certain restrictions. Under our US Airways and United fixed-fee agreements, we are reimbursed for the actual costs of such items other than aircraft hull insurance, which is reimbursed at agreed upon rates.

Depreciation and Amortization

This expense includes the depreciation of all fixed assets, including aircraft, and the amortization of intangible assets with definite lives.

Promotion and Sales

This expense is incurred on our branded operation only and consists of advertising costs, passenger reservation and booking fees, credit card processing fees and commissions.

Other Impairment Charges

This expense includes the impairment of aircraft and other equipment, trade names, and other assets.

Indefinite-lived intangible assets - consist of the Frontier trade name and airport slots. We apply a fair value based impairment test to the carrying value of indefinite-lived intangible assets on an annual basis and, if certain events or circumstances indicate that an impairment loss may have been incurred, on an interim basis. Due to the net loss of the branded business the Company ensured the fair value was greater than the carrying value by completing an impairment test. The key assumptions in our impairment test for the Frontier tradename include our projected revenues, an estimated weighted average cost of capital, assumed discount rates depending on the asset and a tax rate. In evaluating the airport slots the Company used a market approach by reviewing historical airport slot sales and auction values. These assumptions are consistent with those hypothetical market participants would use. Since we are required to make estimates and assumptions when evaluating indefinite-lived intangible assets for impairment, the actual amounts may differ from these estimates. Other intangibles with an indefinite life are required to be evaluated for impairment on an annual basis. As of December 31, 2011 there was no impairment charge recorded by the Company for indefinite-lived intangible assets.

Aircraft and other equipment - we record impairment losses on aircraft and other equipment used in operations when events and circumstances indicate the assets may be impaired and the estimated future cash flows generated by those assets are less than their carrying amounts. Factors which could cause impairment include, but are not limited to, a decision to permanently or temporarily remove aircraft and other equipment from operations, significant changes in the estimated useful life, significant changes in projected cash flows, permanent and significant declines in fleet fair values, and changes to the regulatory environment. For long-lived assets held for sale, we discontinue depreciation and record impairment losses when the carrying amount of these assets is greater than the fair value less the cost to sell.

To determine whether impairments exist for aircraft used in operations, we group assets based on aircraft type family (the lowest level for which there are identifiable cash flows) and then estimate future cash flows based on projections of capacity, passenger mile yield, fuel costs, labor costs and other relevant factors. If an impairment occurs, the impairment loss recognized is the amount by which the aircraft's carrying amount exceeds its estimated fair value. We estimate aircraft fair values using published sources, appraisals and bids received from third parties, as available. As of December 31, 2011, the Company recorded an impairment of $180.5 million on aircraft, $5.1 million of an impairment on assets held for sale, and $5.5 million of an impairment on inventory related to these aircraft.

Gain on Bargain Purchase

This represents the amount that the fair values of assets acquired exceeds the assumed liabilities and purchase price from the acquisition of Frontier.

Other

This expense includes the costs of crew training, crew travel, airport, passenger and ground handling related expenses, all hangar and administrative lease expenses, professional fees, and all other administrative and operational overhead expenses not included in other line items above. Additionally, if incurred, this expense will include aircraft return costs, gains and losses on disposal of assets, reorganization costs, severance costs and bad debt expenses.

Results of Operations

The following tables sets forth information regarding the Company's statistical performance for the years ended December 31, 2011, 2010, and 2009.

Operating Highlights - Fixed-Fee	Twelve Months Ended December 31,				
	2011	Change	2010	Change	2009
Fixed-fee service revenues, excluding fuel (millions) (1)	$ 976.5	1.4 %	$ 962.7	(11.6)%	$ 1,089.1
Passengers carried	16,418,567	(5.4)%	17,355,097	(7.6)%	18,783,773
Revenue passenger miles (000's) (2)	8,062,206	(6.0)%	8,572,623	(10.3)%	9,560,637
Available seat miles (000's) (3)	11,191,105	(1.4)%	11,348,280	(12.0)%	12,894,899
Passenger load factor (4)	72.0%	-3.5 pts	75.5%	1.4 pts	74.1%
CASM,(5)(6) including interest expense, (cents)	9.02	7.4 %	8.40	0.5 %	8.36
CASM,(5)(6) including interest and excluding fuel expense, (cents)	8.10	3.8 %	7.80	2.0 %	7.65
Operating aircraft at period end:					
37-50 seats	56	(13.8)%	65	(15.6)%	77
69-86 seats (7)	126	12.5 %	112	— %	112
Block hours (8)	601,499	1.5 %	592,821	(12.1)%	674,454
Departures	350,279	(1.2)%	354,631	(10.6)%	396,559
Average daily utilization of each aircraft (hours) (9)	10.0	1.0 %	9.9	(2.0)%	10.1
Average length of aircraft flight (miles)	491	2.3 %	480	(2.8)%	494
Average seat density	65	(3.0)%	67	1.5 %	66

Operating Highlights - Branded	**Twelve Months Ended December 31 (10)**				
	2011	**Change**	**2010**	**Change**	**2009**
Total revenues (millions)	$ 1,765.4	10.0 %	$ 1,604.5	261.1 %	$ 444.3
Passengers carried	14,937,983	2.3 %	14,603,935	247.7 %	4,200,044
Revenue passenger miles (000's) (2)	12,899,243	2.6 %	12,571,202	275.8 %	3,344,953
Available seat miles (000's) (3)	15,036,619	(1.1)%	15,198,973	260.0 %	4,221,629
Passenger load factor (4)	85.8%	3.1 pts	82.7%	3.5 pts	79.2%
Total revenue per available seat mile (cents)	11.74	11.2 %	10.56	0.4 %	10.52
Passenger revenue per available seat mile (cents)	11.27	11.1 %	10.14	1.7 %	9.97
CASM,(5)(6) (cents)	12.39	13.4 %	10.93	(4.5)%	11.44
Fuel cost per available seat mile (cents) (10)	4.78	32.4 %	3.61	5.3 %	3.43
CASM,(5)(6) excluding fuel expense (cents)	7.60	3.8 %	7.32	(5.1)%	7.71
Gallons consumed	220,824,996	(3.2)%	228,196,721	238.6 %	67,388,662
Average cost per gallon (11)	$ 3.25	35.4 %	$ 2.40	11.6 %	$ 2.15
Operating aircraft at period end:					
37-50 seats (12)	6	(53.8)%	13	18.2 %	11
70-99 seats	21	(40.0)%	35	(7.9)%	38
120+ seats	60	20.0 %	50	(2.0)%	51
Block hours (8)	349,300	(8.1)%	380,050	213.7 %	121,167
Departures	167,223	(8.7)%	183,185	184.5 %	64,379
Average daily utilization of each aircraft (hours) (9)	10.6	(2.8)%	10.9	1.9 %	10.7
Average length of aircraft flight (miles)	831	0.5 %	827	10.4 %	749
Average seat density	108	8.0 %	100	13.6 %	88

(1) Fixed-fee service revenues exclude cargo and other revenues and fuel expense that is pass through cost for the fixed-fee business.

(2) Revenue passenger miles are the number of scheduled miles flown by revenue passengers.

(3) Available seat miles are the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

(4) Passenger load factor is revenue passenger miles divided by available seat miles.

(5) Total operating costs divided by available seat miles.

(6) Costs (in all periods) exclude impairments and other expenses not attributable to either fixed-fee or branded segments. Total operating and interest expenses excluding goodwill impairment and other impairment charges is not a calculation based on accounting principles generally accepted in the United States of America and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public relative to the airline industry.

(7) During 2011, we reconfigured our US Airways EJET aircraft from 76 and 86 seat single class configurations to 69 and 80 seat dual class configurations.

(8) Block hours are from takeoff to landing, including taxi time.

(9) Average number of hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

(10) Branded statistics include the results of Midwest and Frontier beginning in August and October 2009, respectively. In addition, the table includes the results of Mokulele beginning in April 2009 until October 2009 when the Company deconsolidated Mokulele.

(11) Excludes mark-to-market fuel hedge benefit of $3.8 million and expense of $3.6 million for the years ended December 31, 2011 and 2010, respectively.

(12) In 2009, includes four aircraft operated by SkyWest Airlines under an agreement with Midwest, which terminated in January 2010.

The following table sets forth information regarding the Company's expenses for the years ended December 31, 2011, 2010, and 2009. Individual expense components are also expressed in cents per available seat mile ("ASM").

	Years ended December 31,					
	2011		2010		2009	
	Amount (in millions)	Cents per ASM	Amount (in millions)	Cents per ASM	Amount (in millions)	Cents per ASM
OPERATING EXPENSES:						
Wages and benefits	$ 560.6	2.14	$ 549.9	2.07	$ 342.4	2.00
Aircraft fuel	821.1	3.13	616.9	2.32	236.6	1.38
Landing fees and airport rents	167.7	0.64	170.7	0.64	96.9	0.57
Aircraft and engine rent	251.5	0.96	240.6	0.91	156.8	0.92
Maintenance and repair	297.2	1.13	255.8	0.96	211.5	1.24
Insurance and taxes	42.1	0.16	45.5	0.17	28.1	0.16
Depreciation and amortization	200.2	0.76	204.5	0.77	163.6	0.96
Promotion and sales	133.6	0.51	134.8	0.51	36.3	0.21
Goodwill impairment	—	—	—	—	113.8	0.66
Other impairment charges	191.1	0.73	11.5	0.04	8.8	0.05
Gain on bargain purchase	—	—	—	—	(203.7)	(1.19)
Other	305.0	1.16	290.1	1.10	179.7	1.05
Total operating expenses	$ 2,970.1	11.32	$ 2,520.3	9.49	$ 1,370.8	8.01
Interest expense	$ 137.3	0.52	$ 151.7	0.57	$ 145.0	0.85

2011 Compared to 2010

Operating revenue in 2011 increased by 7.9%, or $210.8 million, to $2.86 billion compared to $2.65 billion in 2010. Branded revenues increased $160.9 million over 2010 results. This increase is a direct result of an increase in Frontier's unit revenues. Excluding reimbursement for fuel expense, which is a pass through cost to our Partners, fixed-fee service revenues increased $13.8 million, or 1.4% for 2011. This increase is mainly related to the increased number of block hours flown for the fixed fee segment year over year.

Factors relating to changes in operating expenses are discussed below:

Wages and benefits increased by 1.9%, or $10.7 million, to $560.6 million for 2011 compared to $549.9 million for 2010. The increase is attributable to an increase in the operation of regional jets and a shift in the mix of flying toward larger regional jets. The cost per available seat mile increased to 2.14¢ for 2011 compared to 2.07¢ in 2010.

Aircraft fuel expense increased 33.1%, or $204.2 million, to $821.1 million for 2011 compared to $616.9 million for 2010. The increase is primarily due to the rise in the cost per gallon for fuel used in the branded operation, which was $3.25 in 2011 compared to $2.40 in 2010. The unit cost increased to 3.13¢ in 2011 compared to 2.32¢ in 2010.

Landing fees and airport rents decreased by 1.8%, or $3.0 million, to $167.7 million in 2011 compared to $170.7 million in 2010. The Company recorded a true-up in 2011, to its annual rent rebate adjustment from Denver International Airport of approximately $3.5 million, relating to 2010. The unit cost is 0.64¢ in 2011 and 2010, respectively.

Aircraft and engine rent increased by 4.5%, or $10.9 million, to $251.5 million in 2011 compared to $240.6 million in 2010. The increase is mainly related to the addition of eight leased A320 aircraft into our branded operations. The unit cost increased to 0.96¢ for 2011 compared to 0.91¢ for 2010.

Maintenance and repair expenses increased by 16.2%, or $41.4 million, to $297.2 million in 2011 compared to $255.8 million for 2010, due mainly to higher scheduled heavy check maintenance on all aircraft, engine restorations on 50-seat aircraft, and increased engine overhaul expenses on Airbus aircraft. The unit cost increased to 1.13¢ in 2011 compared to 0.96¢ in 2010.

Insurance and taxes decreased 7.5%, or $3.4 million, to $42.1 million in 2011 compared to $45.5 million in 2010. The decrease is mainly due to a decrease in property taxes. The unit cost decreased to 0.16¢ in 2011 compared to 0.17¢ in 2010.

Depreciation and amortization decreased 2.1%, or $4.3 million, to $200.2 million in 2011 compared to $204.5 million in 2010 due mainly to a decrease in the amortization of intangible assets. The unit cost decreased to 0.76¢ in 2011 compared to 0.77¢ in 2010.

Promotion and sales expenses decreased 0.9%, or $1.2 million, to $133.6 million in 2011 compared to $134.8 million in 2010. The unit cost is 0.51¢ in 2011 and 2010, respectively.

Other impairment charges increased $179.6 million, to $191.1 million in 2011 compared to $11.5 million in 2010. The impairment in 2010 was primarily attributable additional impairments taken on the Midwest trade name in 2010. The impairment in 2011 was primarily attributable to charge on the ERJ 135/140/145 aircraft and related aircraft equipment and spare parts on the Q400 aircraft. The unit cost increased to 0.73¢ in 2011 compared to 0.04¢ in 2010.

Other expenses increased 5.1%, or $14.9 million, to $305.0 million in 2011 from $290.1 million in 2010. The increase is due primarily to an increase in restructuring costs in 2011, offset by a decrease in integration expense from 2010. The unit cost increased to 1.16¢ in 2011 compared to 1.10¢ in 2010.

Interest expense decreased 9.5% or $14.4 million, to $137.3 million in 2011 from $151.7 million in 2010 primarily due to the pay down of aircraft debt, coupled with a decrease in the number of owned Airbus and Q400 aircraft year over year. The unit cost decreased to 0.52¢ in 2011 compared to 0.57¢ in 2010.

We incurred an income tax benefit of $90.6 million during 2011, compared to an income tax benefit of $7.7 million in 2010. The effective tax rates for 2011 and 2010 were 37.4% and 35.8%, respectively. In 2011 and 2010, the rate was higher than the statutory rate due primarily to state income taxes and other non-deductible meals and entertainment expense, primarily for our flight crews.

2010 Compared to 2009

Operating revenue in 2010 increased by 61.6%, or $1.01 billion, to $2.65 billion compared to $1.64 billion in 2009. Branded revenues increased $1.16 billion over 2009 results. This increase is a direct result of passenger and ancillary revenues reported for a full year in 2010 compared to 2009 when Midwest and Frontier were acquired in July and October, respectively. Excluding reimbursement for fuel expense, which is a pass through cost to our Partners, fixed-fee service revenues decreased $126.4 million, or 11.6% for 2010. Block hours for the fixed-fee business were down 12.1% in 2010 mainly because of reporting certain operations on behalf of Midwest and Frontier in our fixed-fee results prior to the acquisitions of each company in 2009.

Factors relating to the change in operating expenses are discussed below:

Wages and benefits increased by 60.6%, or $207.5 million, to $549.9 million for 2010 compared to $342.4 million for 2009 due primarily to the acquisition of Frontier. Of the increase, $174.4 million relates to increased expenses at Frontier. The remainder of the increase is due to an increase in the operation of regional jets and a shift in the mix of flying toward larger regional jets. The cost per available seat mile increased to 2.07¢ for 2010 compared to 2.00¢ in 2009.

Aircraft fuel expense increased 160.7%, or $380.3 million, to $616.9 million for 2010 compared to $236.6 million for 2009. Fuel expense of $404.0 million related to an increase in expenses for Frontier operations. Beginning in May 2009 and June 2009, we did not record fuel expense and the related revenue for the American and Delta operations, respectively. We also do not pay for, or record, fuel expense and the related revenue for Continental or US Airways operations. The cost per gallon for fuel used in the branded operation was $2.39 in 2010 compared to $2.15 in 2009. The unit cost increased to 2.32¢ in 2010 compared to 1.38¢ in

2009.

Landing fees and airport rents increased by 76.1%, or $73.8 million, to $170.7 million in 2010 compared to $96.9 million in 2009. Increases for our branded operations accounted for $84.6 million of additional expense in 2010. Beginning in May 2009 we did not record landing fees and the related revenue for Delta operations. The remainder of our fixed-fee agreements provide for a direct reimbursement of landing fees. The unit cost was 0.64¢ in 2010 compared to 0.57¢ in 2009.

Aircraft and engine rent increased by 53.4%, or $83.8 million, to $240.6 million in 2010 compared to $156.8 million in 2009. Frontier accounted for additional expense of $83.3 million in 2010 compared to 2009. The unit cost decreased to 0.91¢ for 2010 compared to 0.92¢ for 2009.

Maintenance and repair expenses increased by 20.9%, or $44.3 million, to $255.8 million in 2010 compared to $211.5 million for 2009. Frontier maintenance expenses increased $35.5 million. Maintenance expenses increased for the regional jets due mainly to the aging of the fleet and an increase in operations. The unit cost decreased to 0.96¢ in 2010 compared to 1.24¢ in 2009.

Insurance and taxes increased 62.0%, or $17.4 million, to $45.5 million in 2010 compared to $28.1 million in 2009. Frontier expenses increased $11.2 million. Our fixed-fee agreements generally provide for a direct reimbursement of insurance and property taxes. The unit cost increased to 0.17¢ in 2010 compared to 0.16¢ in 2009.

Depreciation and amortization increased 25.0%, or $40.9 million, to $204.5 million in 2010 compared to $163.6 million in 2009 due mainly to an increase of $28.9 million of depreciation at Frontier. Additionally, depreciation on EJet aircraft increased for aircraft purchased during 2009 and 2010. The unit cost decreased to 0.77¢ in 2010 compared to 0.96¢ in 2009.

Promotion and sales expenses increased 271.7%, or $98.5 million, to $134.8 million in 2010 compared to $36.3 million in 2009 due mainly to the acquisition of Frontier in 2009. These expenses relate to our branded operations only. The unit cost increased to 0.51¢ in 2010 compared to 0.21¢ in 2009.

Other impairment charges increased $2.7 million, to $11.5 million in 2010 compared to $8.8 million in 2009 due mainly to additional impairments taken on the Midwest trade name in 2010. The unit cost decreased to 0.04¢ in 2010 compared to 0.05¢ in 2009.

Other expenses increased 61.4%, or $110.4 million, to $290.1 million in 2010 from $179.7 million in 2009. Frontier other expenses increased $126.5 million. In 2009, we incurred approximately $13.0 million of aircraft transition costs and charges related to Mokulele. The unit cost increased to 1.10¢ in 2010 compared to 1.05¢ in 2009.

Interest expense increased 4.6% or $6.7 million, to $151.7 million in 2010 from $145.0 million in 2009 primarily due to $5.6 million increase in expense at Frontier. The unit cost decreased to 0.57¢ in 2010 compared to 0.85¢ in 2009.

We incurred an income tax benefit of $7.7 million during 2010, compared to income tax expense of $99.8 million in 2009. The effective tax rates for 2010 and 2009 were 35.8% and 73.3%, respectively. In 2009, the rate was higher than the statutory rate due primarily to non-deductible goodwill impairments. In 2010, the rate was higher than the statutory rate due primarily to state income taxes.

Liquidity and Capital Resources

2011 compared to 2010

As of December 31, 2011, we had total cash of $370.7 million of which $219.3 million was unrestricted. At December 31, 2011, we had a working capital deficit of $141.0 million. The Company currently anticipates that its unrestricted cash on hand, the cash generated from operations, and other financings will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next 12 months. We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain $125 million of unrestricted cash, maintain certain cash flow, debt service coverage and working capital covenants. Our ability to maintain unrestricted cash levels above this minimum unrestricted cash covenant is dependent on our ability to generate sufficient funds from operations to fund operating expenses, maintenance deposits for leased aircraft, maturities of debt, capital expenditures and other contractual obligations. The Company currently anticipates that its unrestricted cash on hand, the cash generated from operations, and potential other liquidity initiatives, including but not limited to asset sales, or financings will be sufficient to meet its minimum cash covenants and anticipated working capital and capital expenditure requirements; however, there can be no assurances to that effect.

Working capital deficits are customary for airlines since the air traffic liability and a portion of the deferred frequent flyer revenue are classified as current liabilities. Our liquidity depends on the number of passengers who fly in our Frontier operations, the fares they pay, the cost of fuel, our operating and capital expenditures, our financing activities, the financial strength of our Partners in relation to our fixed-fee business, and the amount of cash holdbacks imposed by our credit card processors. We cannot predict what the effect on our business might be from the extremely competitive environment we are operating in or from events that are beyond our control, such as volatile fuel prices, an economic recession, a global credit and liquidity crisis, weather-related disruptions, the impact of airline bankruptcies or consolidations, U.S. military actions or acts of terrorism.

Net cash provided by operating activities was $131.5 million in 2011 compared to $256.5 million in 2010. The $125.0 million decrease in operating cash flows is primarily attributable to the lower net income and timing differences in our working capital in 2011 compared to 2010.

Net cash provided by investing activities was $23.6 million in 2011 compared to $2.5 million in 2010. The increase is primarily attributable to the change in proceeds from the sale of aircraft and aircraft slots, offset by the change in aircraft purchased year over year.

Net cash used in financing activities was $227.0 million in 2011 compared to $125.3 million in 2010. The increase in net cash used was primarily due to the Company receiving net proceeds of $101.9 million from a second public offering completed in November of 2010. The Company made principal repayments of $208.5 million and retired $88.0 million of aircraft debt totaling $296.5 million compared to repayments of $214.4 million and retirements of $60.0 million totaling $274.4 million in 2010. The company received proceeds of $70.7 million in 2011, compared to $49.3 million from the financing of other equipment during 2010.

2010 compared to 2009

As of December 31, 2010, we had total cash of $430.3 million of which $291.2 million was unrestricted. At December 31, 2010, we had a working capital deficit of $59.5 million. The Company currently anticipates that its unrestricted cash on hand, the cash generated from operations, and other financings will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next 12 months.

Working capital deficits are customary for airlines since the air traffic liability and a portion of the deferred frequent flyer revenue are classified as current liabilities. Our liquidity depends on the number of passengers who fly in our Frontier operations, the fares they pay, the cost of fuel, our operating and capital expenditures, our financing activities, the financial strength of our Partners in relation to our fixed-fee business, and the amount of cash holdbacks imposed by our credit card processors. We cannot predict what the effect on our business might be from the extremely competitive environment we are operating in or from events that are beyond our control, such as volatile fuel prices, an economic recession, a global credit and liquidity crisis, weather-related disruptions, the impact of airline bankruptcies or consolidations, U.S. military actions or acts of terrorism.

Net cash provided by operating activities was $256.5 million in 2010 compared to $168.6 million in 2009. The $87.9 million increase in operating cash flows is primarily attributable to the 5% reduction on our credit card holdbacks and the timing of the processing of the holdback settlements. The remainder of the increase was attributable to timing differences in our working capital.

Net cash provided by investing activities was $2.5 million in 2010 compared to $3.4 million in 2009. During 2010, the Company did not purchase any aircraft but spent $27.1 million on engines and $31.6 million on other maintenance and equipment, which was offset by sold aircraft and other equipment of $77.4 million.

Net cash used in financing activities was $125.3 million in 2010 compared to $144.2 million in 2009. During 2010, the Company received net proceeds of $101.9 million from a second public offering completed in November. The Company made principal repayments of $214.4 million and retired $60.0 million of aircraft debt totaling $274.4 million compared to repayments of $145.7 million and retirements of $70.9 million totaling $216.6 million in 2009. The company received proceeds of $49.3 million from the financing of other equipment during 2010.

Other Liquidity Initiatives

The Company's possible financing sources include the issuance of new debt secured by spare parts; sale of aircraft; the sale or monetization of certain assets; the issuance of unsecured debt. A substantial portion of the Company's assets are encumbered, and the Company has a limited quantity of assets that could be used as collateral in future financings. There can be no assurance that the Company will be successful in obtaining financings at sufficient levels or at acceptable terms. An inability to obtain necessary additional funding on acceptable terms could have a material adverse impact on the Company's financial condition.

We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain a certain level of minimum unrestricted cash and maintain certain cash flow and working capital covenants. As of December 31, 2011, we were in compliance with all our covenants.

Letters of Credit

As we enter new markets, increase the amount of space we lease, or add leased aircraft, we are often required to provide the airport authorities and lessors with a letter of credit. We also provide letters of credit for our workers' compensation insurance. As of December 31, 2011 and 2010, we had outstanding letters of credit totaling $32.0 million and $31.8 million, respectively, all of which are bond and cash collateralized. The cash collateralized against the letters of credit are recorded in restricted cash on the consolidated balance sheet.

Fuel Hedging Transactions

Our results of operations are materially impacted by changes in aircraft fuel prices. In an effort to manage our exposure to this risk, we periodically purchase call options, enter in fuel swap agreements, or enter into costless collars on various oil derivative commodities. We do not hold or issue any derivative financial instruments for speculative trading purposes. We choose not to designate these derivatives as hedges, and, as such, realized and unrealized mark-to-market adjustments are included in aircraft fuel expense in the consolidated statements of operations. A one dollar change in price per barrel of crude oil or the crack spread will increase or decrease our fuel expense by $5.3 million. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.2 million per year based on our current fleet and aircraft fuel consumption.

Under our fixed-fee agreements we are not exposed to changes in fuel prices. Our fixed-fee agreements provide for our partners to purchase fuel directly or reimburse us for fuel expense as a pass through cost.

As of December 31, 2011, we did not have a hedge position. We will continue to monitor fuel prices closely and may take advantage of fuel hedging opportunities as they become available.

Aircraft Leases and Other Off-Balance Sheet Arrangements

We have significant obligations for aircraft and engines that are classified as operating leases and, therefore, are not reflected as liabilities on our balance sheet. Aircraft leases expire between 2012 and 2024. As of December 31, 2011, our total mandatory payments under operating leases for aircraft aggregated approximately $1.5 billion and total minimum annual aircraft rental payments for the next 12 months under all non-cancelable operating leases is approximately $254.3 million. Other non-cancelable operating leases consist of engines, terminal space, operating facilities, office space and office equipment. The leases expire through 2033. As of December 31, 2011, our total mandatory payments under other non-cancelable operating leases aggregated approximately $133.2 million. Total minimum annual other rental payments for the next 12 months are approximately $21.4 million.

Commitments and Obligations

As of December 31, 2011, the Company had firm orders to purchase 40 CS300 aircraft that have scheduled delivery dates beginning in early 2015 and continuing through 2017, and sixty Airbus NEO 320 aircraft and twenty Airbus NEO 319 aircraft that have scheduled delivery dates beginning in early 2016, and continuing through 2021. The Company also has a commitment to acquire eight spare aircraft engines and expects to take delivery of two engines in 2012, two engines in 2015, three engines in 2016 and one engine beyond 2017.

We expect to fund future capital and funding commitments through internally generated funds, third-party aircraft financings, and debt and other financings.

Our contractual obligations and commercial commitments at December 31, 2011 include the following (in millions):

	Payments Due By Period				
	2012	2013-2014	2015-2016	Beyond 2017	Total
Long-term debt (including interest)	$ 334.0	$ 676.1	$ 629.1	$ 1,275.4	$ 2,914.6
Operating leases	275.7	509.0	413.3	444.2	1,642.2
Tax liability for uncertain tax positions	—	—	—	8.1	8.1
Debt or lease financed aircraft purchase obligations	13.0	68.5	1,858.1	948.5	2,888.1
Engines under firm orders	9.1	—	35.0	7.0	51.1
Total contractual cash obligations	$ 631.8	$ 1,253.6	$ 2,935.5	$ 2,683.2	$ 7,504.1

The Company has maintenance agreements for engines, auxiliary power units ("APU") and other airframe components for our E140/145 and E170/175 aircraft. For our E140/145 aircraft, we have agreements to maintain the engines, APUs, avionics, wheels and brakes, and select rotable parts through October 2012, June 2013, December 2016, June 2014, and September 2014, respectively. For our E170/175 aircraft, we have agreements to maintain the avionics, wheels and brakes, APUs, engines, emergency slides, and select rotable parts through December 2014, February 2017, July 2019, December 2018, May 2018, and January 2020, respectively. Under these agreements, we are charged for covered services based on a fixed rate for each flight hour or flight cycle accumulated by the engines or airframes in our service during each month. The rates are subject to annual revisions, generally based on certain Bureau of Labor Statistics' labor and material indices. We believe these agreements, coupled with our ongoing maintenance program, reduce the likelihood of unexpected levels of engine, APU, avionics, wheels and brakes, emergency slides, and select rotable parts maintenance expense during their term. Certain of these agreements contain minimum guarantee amounts, penalty provisions for either the early removal of aircraft or agreement termination for activity levels below the minimums.

While the Company does not have long term maintenance agreements for Airbus (except for wheels and brakes through December 2013) and Q400 fleets, it has made significant deposits with the aircraft lessors for future maintenance events which will reduce future cash requirements. As of December 31, 2011 and 2010, we had maintenance deposits of $146.0 million and $147.2 million, respectively.

Total payments under these long-term maintenance agreements were $97.1 million, $80.5 million, and $96.0 million, for the years ended December 31, 2011, 2010 and 2009, respectively.

Cash payments for interest were approximately $127.5 million in 2011. Tax payments in 2011 were not significant and we are not expecting significant tax payments in 2012.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the notes to the consolidated financial statements.

Revenue Recognition (Fixed-fee Service) – Under our fixed-fee arrangements with our Partners, the Company receives fixed-fees for our capacity purchase agreements, as well as reimbursement of specified "pass through" costs on a gross basis with additional possible incentives from our Partners for superior service. These revenues are recognized in the period the service is provided, and we perform an estimate of the profit component based upon the information available at the end of the accounting period.

The reimbursement of specified costs, known as "pass through costs", may include aircraft ownership cost, passenger liability and hull insurance, aircraft property taxes, fuel, landing fees and catering. All revenue recognized under these contracts is presented at the gross amount billed for reimbursement.

Under the Company's code-share agreements, the Company is reimbursed an amount per aircraft designed to compensate the Company for certain aircraft ownership costs. The Company has concluded that a component of its fixed-fee service revenues under the agreement discussed above is rental income, inasmuch as the agreement identifies the "right of use" of a specific type and number of aircraft over a stated period of time. The amount deemed to be rental income during 2011, 2010 and 2009 was $321.6 million, $317.4 million, and $358.2 million, respectively, and has been included in fixed-fee service revenues in the Company's consolidated statements of operations.

Revenue Recognition (Passenger Service) – Passenger service revenues are recognized when the transportation is provided or after the tickets expire (which is either immediately upon the scheduled departure of the flight or up to thirteen months after the date of issuance depending on the type of ticket purchased), and are net of excise taxes, passenger facility charges and security fees. Passenger service revenues that have been deferred are included in the accompanying consolidated balance sheets as air traffic liability. Included in passenger service revenue are change fees imposed on passengers for making schedule changes to non-refundable tickets. Change fees are recognized as revenue at the time the change is made for the passenger as these fees are a separate transaction that occur subsequent to the date of the original ticket sale.

The Company is required to charge certain taxes and fees on passenger tickets. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges and foreign arrival and departure taxes. These taxes and fees are legal assessments on the customer, for which the Company has an obligation to act as a collection agent. Because the Company is not entitled to retain these taxes and fees, such amounts are not included in passenger service revenue. The Company records a liability when the amounts are collected and reduces the liability when payments are made to the applicable government agency or operating carrier.

Frequent Flyer Programs—The Company has a frequent flyer program that offers incentives to travel on its airlines and promotes customer loyalty. The program allows participants to earn mileage credits by flying on Frontier and through participating companies, such as credit card companies, hotels, and car rental agencies. The Company also sells mileage credits to nonairline businesses. The mileage credits may be redeemed for free air travel on Frontier, as well as hotels, rental cars, and other awards.

Mileage Credits Earned on Frontier – The Company defers the portion of the sales proceeds that represents the estimated selling price of the air transportation for mileage credits awarded and recognizes that amount as passenger service revenue when the mileage credit is redeemed and the transportation is provided. The estimated selling price of the air transportation component is determined utilizing the deferred revenue method as further described below. The initial revenue deferral is presented as deferred frequent flyer revenue in the consolidated balance sheets. When recognized, the revenue related to the air transportation component is classified as passenger service revenue in the Company's consolidated statements of operations.

The Company's accounting policy for its frequent flyer program is the deferred revenue method. The deferred revenue method is to record the frequent flyer obligation by allocating an estimated selling price to each outstanding mile based on projected redemption patterns for available award choices when such miles are consumed. Such value is estimated assuming redemptions on our airline, and other redemption choices and by estimating the relative proportions of awards to be redeemed by class of service and redemption choices. The estimated selling price of each award mile requires the use of several significant assumptions for which significant management judgment is required. For example, management must estimate how many miles are projected to be redeemed on the Company's airline versus on other redemption choices. Since the estimated selling price of miles redeemed on Frontier and other redemption choices can vary greatly, this assumption can materially affect the estimated selling price from period to period.

Management must also estimate the expected redemption patterns of Frontier customers who have a number of different award choices when redeeming their miles, each of which can have materially different estimated values. Such choices include different classes of service and award levels. Customer redemption patterns may also be influenced by program changes, which occur from time to time, introducing new award choices or making material changes to the terms of existing award choices. Management must often estimate the probable impact of such program changes on future customer behavior, which requires the use of significant judgment. Management uses historical customer redemption patterns as the best single indicator of future redemption behavior in making its estimates, but changes in customer mileage redemption behavior patterns, which are not consistent with historical behavior can result in historical changes to deferred frequent flyer revenue balances and to recognized revenue.

The Company measures its deferred revenue obligation using all awarded and outstanding miles, regardless of whether or not the customer has accumulated enough miles to redeem an award. Eventually these customers will accumulate enough miles to redeem awards, or their account will deactivate after a period of inactivity, in which case the Company will recognize the related revenue when the miles expire as passenger service revenue.

Current and future changes to the expiration policy, or to program rules and program redemption opportunities, may result in material changes to the deferred frequent flyer revenue balance as well as recognized revenue from the program.

Mileage Credits Sold – The Company has agreements with its co-branded credit card partner that require its partner to purchase miles as they are awarded to the co-branded partner cardholders. The Company continues to use the residual method of allocation for this multiple element arrangement as the agreement has not been materially modified since January 1, 2011, the adoption date of Accounting Standards Update 2009-13. The air transportation element for the awarded miles is included in deferred frequent flyer revenue at the estimated fair value of the air transportation element and the residual marketing element is recorded as other revenue when the miles are awarded. The deferred frequent flyer revenue is subsequently recognized as other revenue when the transportation is provided.

The Company also sells mileage credits in its frequent flyer programs to third parties. For revenue arrangements entered into or materially modified on or after January 1, 2011, the estimated selling price of the travel portion of the sale is recognized as part of deferred frequent flyer revenue. The estimated selling price of the marketing component, is recognized as other revenue in the month the miles are sold. For revenue arrangements that have not been materially modified since January 1, 2011, the travel portion of the sale is recognized as part of the deferred frequent flyer revenue liability. The remaining portion, referred to as the marketing component, is recognized as other revenue in the month the miles are sold.

Aircraft Leases – The Company has aircraft that are leased from third parties. In order to determine the proper classification of a lease as either an operating lease or a capital lease, the Company must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of the Company's aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the term of the related leases. Additionally, operating leases are not reflected in the Company's consolidated balance sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in the Company's consolidated balance sheet. The Company is responsible for all other maintenance costs of its aircraft and must meet specified return conditions upon lease expiration for both the airframes and engines.

Impairments to Long-Lived Assets – We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions. We review, at least annually, the estimated useful lives and residual values for our definite lived assets. As a result of the Company's impairment test for the indefinite-lived other intangible assets and aircraft and other equipment the Company recorded an impairment for aircraft and other equipment. See Note 6 in Item 8.

Impairments to Goodwill – Goodwill is required to be tested for impairment at the reporting unit level on an annual basis and between annual tests if a triggering event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. .

The following table reflects the changes in the carrying amount of goodwill for the year ended December 31, 2009 (in millions):

	Gross Carrying Amount	Impairment	Net
Balance at January 1, 2009	$ 13.3	$ —	$ 13.3
Impairment during 2009	—	(13.3)	(13.3)
Midwest Acquisistion during 2009	100.4	(100.4)	—
Balance at December 31, 2011, 2010 and 2009	$ 113.7	$ (113.7)	$ —

During 2008 and prior to the acquisition of Midwest in July 2009, the Company had one reporting unit and all of the goodwill of $13.3 million was assigned to that unit.

In assessing the recoverability of goodwill, the Company makes a determination of the fair value of its business. Fair value is determined using a combination of an income approach, which estimates fair value based upon projections of future revenues, expenses, and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the regional airline industry. An impairment loss will generally be recognized when the carrying amount of the net assets of the business exceeds its estimated fair value. The valuation methodology and underlying financial information included in the Company's determination of fair value require significant judgments to be made by management. These judgments include, but are not limited to, market valuation comparisons to similar airlines, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flows. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

During the first quarter of 2009, the Company performed an interim test of its goodwill. Factors deemed by management to have collectively constituted a potential triggering event included record high fuel prices, a softening US economy and the differences between market capitalization of our stock as compared to the book value of equity. As a result of the testing, the Company determined that the goodwill was completely impaired and recorded an impairment charge during the first quarter of 2009 to write-off the full value of goodwill.

The Company's acquisition of Midwest resulted in approximately $100.4 million of goodwill which was assigned to the Company's branded operations reporting unit. As of December 31, 2009, the Company performed its annual assessment of the recoverability of its goodwill. The branded operations reporting unit book value of invested capital exceeded its fair value by approximately $200 million. The Company determined the fair value of the branded invested capital utilizing the income, market, and cost approach. The Company's fair value calculations for goodwill are classified within level 3 of the fair value hierarchy as defined in ASC Topic 820, *Fair Value Measurements and Disclosures*. As a result of failing Step One, the Company was required to perform Step Two of the ASC Topic 350 goodwill impairment testing methodology.

In Step Two of the impairment testing, the Company determined the implied fair value of goodwill of the reporting unit by allocating the fair value of the reporting unit determined in Step One to all the assets and liabilities of the reporting unit. The Company utilized its recent valuations of tangible and intangible assets related to the branded operations reporting unit to determine the fair value of assets and liabilities. As a result of the Step Two testing, the Company determined that goodwill was impaired and recorded a full impairment charge on December 31, 2009, the Company's annual assessment date.

Factors attributable to the impairment of goodwill consisted of the following: increased competition in our key markets including Denver and Milwaukee, current economic conditions and forecasts within the United States, volatility of fuel prices, and other related factors.

Aircraft Maintenance and Repair. The Company charges expenses as incurred under the direct expense method. Engines and certain airframe component overhaul and repair costs are subject to power-by-the-hour contracts with external vendors and are expensed as the aircraft are flown. As a result of the acquisition of Frontier, the Company acquired deposits related to leased aircraft at Frontier. The Company has determined that it is probable that substantially all maintenance deposits will be refunded through qualifying maintenance activities, except for deposits related to certain aircraft that are expected to be returned to the lessor in 2012. Deposits are reimbursed based on the specific event for each specified deposit, as determined by the lease. The projected ultimate cost was based on actual historical repair invoices as well as estimates. This analysis was performed by lease and by deposit type. As of December 31, 2011, the Company has evaluated its carrying amount of maintenance deposits and believes the deposits are recoverable when the future maintenance event occurs and the Company is reimbursed. The Company will continue to evaluate whether it is probable the deposits will be returned to reimburse the costs of the maintenance activities incurred. As the Company makes future payments, if the deposits are less than probable of being returned, they will be recognized as additional expense at that time.

Income Taxes. The Company has generated significant net operating losses ("NOLs") for federal income tax purposes primarily from accelerated depreciation on owned aircraft. Certain of our NOLs generated prior to July 2005 and acquired from Midwest and Frontier are subject to an annual limitation under Internal Revenue Code Section 382 ("IRC 382"). The annual limitation is based upon the enterprise value of the Company on the IRC 382 ownership change date multiplied by the applicable long-term tax exempt rate. If the utilization of deferred tax asset, and other carry forwards becomes uncertain in future years, we will be required to record a valuation allowance for the deferred tax assets not expected to be utilized.

Quarterly Information (unaudited)

The following table sets forth summary quarterly financial information for the years ended December 31, 2011 and 2010.

	Quarters Ended			
	March 31	June 30	September 30	December 31
	(in millions)			
2011				
Operating revenues	$ 659.1	$ 739.7	$ 767.9	$ 697.8
Operating income (loss)	(0.6)	12.2	48.9	(166.1)
Net income (loss) of the Company	(22.4)	(14.9)	9.0	(123.5)
Net income (loss) per share:				
Basic	$ (0.46)	$ (0.31)	$ 0.19	$ (2.55)
Diluted	$ (0.46)	$ (0.31)	$ 0.18	$ (2.55)
Weighted average number of shares outstanding:				
Basic	48.2	48.2	48.2	48.4
Diluted	48.2	48.2	50.8	48.4
2010				
Operating revenues	$ 608.7	$ 683.3	$ 711.9	$ 649.8
Operating income (loss)	(20.0)	43.6	73.0	36.8
Net income (loss) of the Company	(36.5)	2.6	21.3	(1.2)
Net income (loss) per share:				
Basic	$ (1.06)	$ 0.08	$ 0.62	$ (0.03)
Diluted	$ (1.06)	$ 0.08	$ 0.58	$ (0.03)
Weighted average number of shares outstanding:				
Basic	34.3	34.3	34.3	41.0
Diluted	34.3	34.3	36.9	41.0

New Accounting Standards

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13 pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (ASC) 605-25 *Revenue Recognition – Multiple Element Arrangements*. The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance was effective for the Company prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011, with early adoption permitted. The Company adopted this accounting standard on January 1, 2011 and the impact to the consolidated financial statements was not material.

In January 2010, the FASB issued an amendment to the Fair Value Measurements and Disclosures topic of the ASC. This amendment requires disclosures about transfers into and out of levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements, which was effective for fiscal years beginning after December 15, 2010. Accordingly, the Company has adopted this amendment on January 1, 2010 by adding additional disclosures, except for the additional recurring level 3 requirements. The Company did not have any recurring level 3 activity for the year ended December 31, 2011.

In May 2011, the FASB issued ASU 2011-4, *Fair Value Measurement - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This ASU represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurements. The guidance clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, addresses the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. ASU 2011-4 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company has not early-adopted the guidance and are currently evaluating the impact that ASU 2011-4 will have on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income - Presentation of Comprehensive Income*. The standard revises guidance for the presentation and prominence of the items reported in other comprehensive income. It is effective for fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact that the adoption of this standard will have on the presentation of the Company's consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk.

Interest Rates

Our earnings can be affected by changes in interest rates due to the amount of cash and securities held and variable rate debt. At December 31, 2011 and 2010, approximately $365.2 million and $482.7 million of our outstanding debt was at variable interest rates, respectively. A one hundred basis point change in the LIBOR rate would have increased or decreased interest expense by $3.7 million and $4.8 million for 2011 and 2010.

We currently intend to finance the acquisition of aircraft through the manufacturer, third-party leases or long-term borrowings. Changes in interest rates may impact the actual cost to us to acquire these aircraft. To the extent we place these aircraft in service under our code-share agreements our reimbursement rates may not be adjusted higher or lower to reflect any changes in our aircraft rental rates.

Aircraft Fuel Price Risk

Our results of operations are materially impacted by changes in aircraft fuel prices. In an effort to manage our exposure to this risk, we periodically purchase call options, enter into fuel swap agreements, or enter into costless collars on various oil derivative commodities. We do not hold or issue any derivative financial instruments for speculative trading purposes. We choose not to designate these derivatives as hedges, and, as such, realized and unrealized mark-to-market adjustments are included in aircraft fuel expense in the consolidated statements of operations. A one dollar change in price per barrel of crude oil will increase or decrease our fuel expense by $5.3 million. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.2 million per year based on our current fleet and aircraft fuel consumption.

Under our fixed-fee agreements we are not exposed to changes in fuel prices. Our fixed-fee agreements provide for our partners to purchase fuel directly or reimburse us for fuel expense as a pass through cost.

As of December 31, 2011, we did not have a hedge position on any of its anticipated volume of fuel. We will continue to monitor fuel prices closely and intend to take advantage of fuel hedging opportunities as they become available.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Republic Airways Holdings Inc.
Indianapolis, Indiana

We have audited the accompanying consolidated balance sheets of Republic Airways Holdings Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. We have also audited the internal control over financial reporting of the Company as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements including examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Republic Airways Holdings Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
March 15, 2012

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010
(In millions, except share and per share amounts)

	2011	2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 219.3	$ 291.2
Restricted cash	151.4	139.1
Receivables—net of allowance for doubtful accounts of $0.6 and $1.2, respectively	89.0	73.9
Inventories—net	101.8	94.6
Prepaid expenses and other current assets	64.2	56.4
Assets held for sale	33.0	43.5
Deferred income taxes	35.3	27.1
Total current assets	694.0	725.8
Aircraft and other equipment—net	2,808.7	3,173.5
Maintenance deposits	146.0	147.2
Other intangible assets—net	86.5	143.2
Other assets	166.5	159.0
Total	$ 3,901.7	$ 4,348.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 284.6	$ 269.0
Accounts payable	43.9	43.8
Air traffic liability	179.5	174.9
Deferred frequent flyer revenue	68.2	51.0
Accrued liabilities	258.8	246.6
Total current liabilities	835.0	785.3
Long-term debt—less current portion	2,074.5	2,308.7
Deferred frequent flyer revenue	68.1	102.3
Deferred credits and other non current liabilities	110.4	108.1
Deferred income taxes	353.2	434.7
Total liabilities	3,441.2	3,739.1
Commitments and contingencies	—	—
Stockholders' Equity:		
Preferred stock, $.001 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.001 par value; one vote per share; 150,000,000 shares authorized; 58,097,574 and 58,062,574 shares issued and 48,412,516 and 48,173,058 shares outstanding, respectively	—	—
Additional paid-in capital	409.4	405.4
Treasury stock, 9,333,266 shares at cost, respectively	(181.8)	(181.8)
Accumulated other comprehensive loss	(4.0)	(2.7)
Accumulated earnings	236.9	388.7
Total Stockholders' Equity	460.5	609.6
Total	$ 3,901.7	$ 4,348.7

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In millions, except per share amounts)

	2011	2010	2009
OPERATING REVENUES:			
Fixed-fee service	$ 1,079.0	$ 1,030.3	$ 1,180.2
Passenger service	1,694.5	1,541.3	421.0
Cargo and other	91.0	82.1	41.0
Total operating revenues	2,864.5	2,653.7	1,642.2
OPERATING EXPENSES:			
Wages and benefits	560.6	549.9	342.4
Aircraft fuel	821.1	616.9	236.6
Landing fees and airport rents	167.7	170.7	96.9
Aircraft and engine rent	251.5	240.6	156.8
Maintenance and repair	297.2	255.8	211.5
Insurance and taxes	42.1	45.5	28.1
Depreciation and amortization	200.2	204.5	163.6
Promotion and sales	133.6	134.8	36.3
Goodwill impairment	—	—	113.8
Other impairment charges	191.1	11.5	8.8
Gain on bargain purchase	—	—	(203.7)
Other	305.0	290.1	179.7
Total operating expenses	2,970.1	2,520.3	1,370.8
OPERATING INCOME (LOSS)	(105.6)	133.4	271.4
OTHER INCOME (EXPENSE):			
Interest expense	(137.3)	(151.7)	(145.0)
Other—net	0.5	(3.2)	9.8
Total other expense	(136.8)	(154.9)	(135.2)
INCOME (LOSS) BEFORE INCOME TAXES	(242.4)	(21.5)	136.2
INCOME TAX EXPENSE (BENEFIT)	(90.6)	(7.7)	99.8
NET INCOME (LOSS)	(151.8)	(13.8)	36.4
Add: Net loss attributable to noncontrolling interest in Mokulele Flight Service Inc.	—	—	3.3
NET INCOME (LOSS) OF THE COMPANY	$ (151.8)	$ (13.8)	$ 39.7
NET INCOME (LOSS) PER COMMON SHARE - BASIC	$ (3.14)	$ (0.38)	$ 1.15
NET INCOME (LOSS) PER COMMON SHARE - DILUTED	$ (3.14)	$ (0.38)	$ 1.13

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In millions)

		Republic Airways Holdings Inc. Stockholders					
	Other Comprehensive Income (Loss)	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Earnings	Noncontrolling Interest	Total
Balance at January1, 2009	—	$ 297.4	$ (181.8)	$ (2.6)	$ 362.8	$ —	$ 475.8
Stock compensation expense		5.2					5.2
Decrease in Republic's APIC for purchase of Mokulele Flight Services, Inc. common stock from noncontrolling interest		(3.3)				3.3	—
Net income	$ 36.4				39.7	(3.3)	36.4
Reclassification adjustment for loss realized on derivatives, net of tax	0.4			0.4			0.4
Comprehensive income	$ 36.8						
Balance at December 31, 2009	—	299.3	(181.8)	(2.2)	402.5	—	517.8
Stock compensation expense		4.1					4.1
Exercise of employee stock options		0.1					0.1
Common stock offering, net		101.9					101.9
Net loss	$ (13.8)				(13.8)	—	(13.8)
Pension and other postretirement plans, net of tax	(0.9)			(0.9)			(0.9)
Reclassification adjustment for loss realized on derivatives, net of tax	0.4			0.4			0.4
Comprehensive loss	$ (14.3)						
Balance at December 31, 2010	—	405.4	(181.8)	(2.7)	388.7	—	609.6
Stock compensation expense		5.7					5.7
Other		(1.7)					(1.7)
Net loss	$ (151.8)				(151.8)		(151.8)
Pension and other postretirement plans, net of tax	(1.5)			(1.5)			(1.5)
Reclassification adjustment for loss realized on derivatives, net of tax	0.2			0.2			0.2
Comprehensive loss	$ (153.1)						
Balance at December 31, 2011		$ 409.4	$ (181.8)	$ (4.0)	$ 236.9	$ —	$ 460.5

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In millions)

	2011	2010	2009
OPERATING ACTIVITIES:			
Net income (loss)	$ (151.8)	$ (13.8)	$ 36.4
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Goodwill and other impairment charges	191.1	11.5	122.6
Gain on bargain purchase	—	—	(203.7)
Depreciation and amortization	200.2	204.5	163.6
Debt issue costs and other amortization	8.0	10.0	8.4
Curtailment gain and non-cash pension expense	—	—	(7.5)
Deferred revenue amortization	(7.2)	(7.2)	(10.8)
(Gain) loss on aircraft, slots and other equipment sales and disposals	(0.1)	4.8	4.9
Loss on extinguishment of debt	4.9	4.4	—
Stock compensation expense	5.7	4.1	5.2
Deferred income taxes	(90.7)	(5.7)	101.7
Other, net	(4.1)	3.9	1.4
Changes in certain assets and liabilities:			
Restricted cash	(13.2)	54.1	9.6
Receivables	(9.6)	(7.7)	(4.3)
Inventories	(7.7)	(15.1)	(15.6)
Prepaid expenses and other current assets	(5.0)	(12.8)	(3.6)
Accounts payable and accrued liabilities	15.7	(8.7)	(20.0)
Air traffic liability	6.5	36.6	(15.7)
Deferred frequent flyer liability	(18.7)	(1.5)	7.5
Other, net	7.5	(4.9)	(11.5)
Net cash from operating activities	131.5	256.5	168.6
INVESTING ACTIVITIES:			
Purchase of aircraft and other equipment	(105.9)	(58.7)	(40.0)
Proceeds from sale of aircraft, slots, and other equipment	142.3	77.4	72.9
Aircraft deposits	(22.4)	(28.8)	(5.5)
Aircraft deposits returned	12.0	—	14.5
Funding of notes receivable	—	—	(61.1)
Acquisition of Frontier, net of cash acquired	—	—	25.2
Acquisition of Midwest, net of cash acquired	—	—	(1.9)
Advances from aircraft and other equipment agreements	—	12.4	—
Other, net	(2.4)	0.2	(0.7)
Net cash from investing activities	23.6	2.5	3.4
FINANCING ACTIVITIES:			
Payments on debt	(208.5)	(214.4)	(145.7)
Proceeds from refinancing of aircraft and issuance of debt	70.7	49.3	75.1
Proceeds from common stock offerings, net	—	101.9	—
Payments on early extinguishment of debt	(88.0)	(60.0)	(70.9)
Proceeds from exercise of stock options	—	0.1	—
Payments for debt issue costs	(1.2)	(2.2)	(2.7)
Net cash from financing activities	(227.0)	(125.3)	(144.2)
Net changes in cash and cash equivalents	(71.9)	133.7	27.8
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	291.2	157.5	129.7
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 219.3	$ 291.2	$ 157.5

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

1. ORGANIZATION & BUSINESS

We are a Delaware holding company organized in 1996 that offers scheduled passenger services through our wholly-owned operating air carrier subsidiaries: Chautauqua Airlines, Inc. ("Chautauqua"), Shuttle America Corporation ("Shuttle"), Republic Airline Inc. ("Republic Airline") and Frontier Airlines, Inc. ("Frontier"). Unless the context indicates otherwise, the terms the "Company," "we," "us," or "our," refer to Republic Airways Holdings Inc. and our subsidiaries.

As of December 31, 2011, our operating subsidiaries offered scheduled passenger service on 1,483 flights daily to 132 cities in 42 states, Canada, Mexico, and Costa Rica under our Frontier operations and through fixed-fee code-share agreements with AMR Corp., the parent of American Airlines, Inc. ("American"), Continental Airlines, Inc. ("Continental"), Delta Air Lines, Inc. ("Delta"), United Air Lines, Inc. ("United"), and US Airways, Inc. ("US Airways") (collectively referred to as our "Partners"). Currently, we provide our Partners with fixed-fee regional airline services, operating as AmericanConnection, Continental Express, Delta Connection, United Express, or US Airways Express, including service out of their hubs and focus cities.

The following table outlines the type of aircraft our subsidiaries operate and their respective operations within our business units as of December 31, 2011:

Operating Subsidiaries	Aircraft Size	Frontier	Fixed-Fee Code-Share Agreement Partners: American	Continental	Delta	United	US Airways	Spares	Number of Aircraft
Chautauqua Airlines	37 to 50	6	15	8	24	—	9	11	73
Shuttle America	70 to 76	—	—	—	30	38	—	—	68
Republic Airline	69 to 99	21	—	—	—	—	58	1	80
Frontier	120 to 162	60	—	—	—	—	—	—	60
Total number of operating aircraft		87	15	8	54	38	67	12	281

During 2011, our operational fleet increased from 275 to 281. The Company took delivery of eight A320 aircraft, two E190 aircraft, placed into service three A319 aircraft, sold five A318 aircraft, four of which have remained in the fleet under sale leaseback agreements, and sold one Q400. The Company also returned two E145 aircraft and three E135 aircraft to the lessors. Included in the operational fleet there are eleven ERJ aircraft and one E170 aircraft that operated as charter service, serve as operational spares, or are temporarily parked. We continue to look for opportunities to redeploy spare aircraft into our fixed-fee business, or outright sell or sublease these aircraft to another airline.

Our branded operations consist of all Airbus operations at Frontier; and includes aircraft operated by Chautauqua and Republic marketed as Frontier. Frontier, which we purchased out of bankruptcy in 2009, is a low-fare carrier that has the second largest market share in Denver, CO.

We have fixed-fee regional jet code-share agreements with each of our Partners that are subject to us maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our Partners' two-character flight designation codes to identify our flights and fares in our Partners' computer reservation systems, to paint our aircraft in the style of our Partners, to use their service marks and to market ourselves as a carrier for our Partners. Our fixed-fee agreements have historically limited our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our Partners and reduce the cost of our services to our Partners.

US Airways Code-Share Agreements

Under our fixed-fee Jet Services Agreements with US Airways, we operated, as of December 31, 2011, nine E145 aircraft, 20 E170 aircraft and 38 E175 aircraft. As of December 31, 2011, we were providing 427 flights per day as US Airways Express.

In exchange for providing the designated number of flights and performing our other obligations under the code-share agreements, we receive compensation from US Airways three times each month in consideration for the services provided under the code-share agreements. We receive an additional amount per available seat mile flown and may also receive incentives or pay penalties based upon our performance, including fleet launch performance, on-time departure performance and completion percentage rates. In addition, certain operating costs are considered "pass through" costs whereby US Airways has agreed to reimburse us the actual amount of costs we incur for these items. US Airways provides fuel directly for all of our US Airways operations. Landing fees, passenger catering, passenger liability insurance and aircraft property tax costs are pass through costs and are included in our fixed-fee service revenues.

Unless otherwise extended or amended, the code-share agreement for the E145 aircraft terminates in July 2014 and the code-share agreement for the E170/175 aircraft terminates in September 2015 with respect to the 20 E170 aircraft and eight of the E175 aircraft. The remaining 30 E175 aircraft terminate 12 years from each aircraft's in-service date and therefore would terminate from February 2019 to July 2020. US Airways may terminate the code-share agreements at any time for cause upon not less than 90 days notice and subject to our right to cure under certain conditions.

The Delta Code-Share Agreements

As of December 31, 2011, we operated 24 E145 aircraft, 14 E170 aircraft, and 16 E175 aircraft for Delta under fixed-fee code-share agreements. As of December 31, 2011, we provided 266 flights per day as Delta Connection.

Unless otherwise extended or amended, the code-share agreements for the E145, E170, and E175 aircraft terminate in May 2016, October 2017, and January 2019, respectively. Delta may terminate the code-share agreements at any time, with or without cause, if it provides us 180 days written notice, for the E145 regional jet code-share agreement, and July 2015 for the E175 regional jet code-share agreement. With respect to the E145 agreement, if Delta chooses to terminate any aircraft early, it may not reduce the number of aircraft in service to less than 12 during the 12-month period following the 180 day initial notice period unless it completely terminates the code-share agreement. We refer to this as Delta's partial termination right.

If Delta exercises this right under the E145 agreement or the E175 agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement. If we choose not to exercise our put right, or if Delta terminates either agreement for cause, they may require us to sell or sublease to them or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for it under that agreement. There is no early termination provision under the E170 agreement.

Certain of our operating costs are considered "pass through" costs, whereby Delta has agreed to reimburse us the actual amount of costs we incur for these items. Beginning in June 2009 we did not record fuel expense and the related revenue for the Delta operations. Aircraft rent/ownership expenses are also considered a pass through cost, but the reimbursement is limited to specified amounts for certain aircraft. Engine maintenance expenses, landing fees, passenger liability insurance, hull insurance, war risk insurance, de-icing costs, and aircraft property taxes are some of the pass through costs included in our fixed-fee services revenue.

The agreements may be subject to immediate or early termination under various circumstances.

The United Code-Share Agreements

As of December 31, 2011, we operated 38 E170 aircraft for United under fixed-fee code-share agreements. As of December 31, 2011, we provided 202 flights per day as United Express.

The fixed rates that we receive from United under the code-share agreements are annually adjusted in accordance with an agreed escalation formula. Additionally, certain of our operating costs are considered "pass through" costs whereby United has agreed to reimburse us the actual amount of costs we incur for these items. Fuel and oil, landing fees, war risk insurance, liability insurance and aircraft property taxes are pass through costs and included in our fixed-fee services revenue. United provides fuel directly in certain locations.

Unless otherwise extended or amended, the E170 code-share agreement terminates on June 30, 2019, with certain aircraft terms expiring between June 2016 and June 2019. United has the option of extending the E170 agreement for five years or less. In addition, the code-share agreements may be terminated under certain conditions.

United has a call option to assume our ownership or leasehold interest in certain aircraft if we wrongfully terminate the code-share agreements or if United terminates the agreements for our breach for certain reasons.

The American Code-Share Agreement

On November 29, 2011, American Airlines filed for bankruptcy in the Southern District of New York. Under bankruptcy order American honored our pre-petition receivables and we continue to operate for American under the existing terms of our agreement. Unless otherwise extended or amended, the term of the American code-share agreement continues until February 1, 2013.

As of December 31, 2011, we operated 15 E140 aircraft for American under a fixed-fee code-share agreement and provided 108 flights per day as AmericanConnection.

Under the code-share agreement, American retains all passenger, certain cargo and other revenues associated with each flight, and is responsible for all revenue-related expenses. We share revenue with American for certain cargo shipments. Additionally, certain operating costs are considered "pass through" costs and American has agreed to reimburse us the actual amount of costs we incur for these items. Beginning in May 2009 we did not record fuel expense and the related revenue for the American operations. Aircraft lease payments are also considered a pass through cost, but are limited to a specified amount. Landing fees, hull and liability insurance and aircraft property tax costs are pass through costs and included in our fixed-fee services revenue.

If American terminates the code-share agreement for cause, American has a call option to require that we assign to American all of its rights under the leases of aircraft, and to lease to American the aircraft to the extent we own them, used at that time under the code-share agreement. If American exercises its call option, we are required to pay certain maintenance costs in transferring the aircraft to American's maintenance program.

The Continental Code-Share Agreement

As of December 31, 2011, we operated eight E145 aircraft for Continental under a fixed-fee code-share agreement and provided 56 flights per day as Continental Express.

Unless otherwise extended or amended, the E145 code-share agreement terminates on September 4, 2012. Under certain conditions, Continental may extend the term on the remaining aircraft up to five additional years, however the Company does not believe that these terms will be extended.

All fuel is purchased directly by Continental and is not charged back to the Company. Under the agreement, Continental purchases all capacity at predetermined rates and industry standard pass through costs.

The agreement may be subject to early termination under various circumstances.

Concentrations

As of December 31, 2011, substantially all fixed-fee service revenues are derived from code-share agreements with US Airways, Delta, American, United, and Continental. Termination of any of these code-share agreements could have a material adverse effect on the Company's financial position, results of operations and cash flows.

During the years ended December 31, 2011, 2010, and 2009, US Airways was approximately 14%, 15%, and 23%, and United was approximately 12%, 12%, and 21% of the Company's operating revenue, respectively.

Frontier operates primarily out of Denver, Colorado and Milwaukee, Wisconsin with 93% of our flights originating or departing from the Denver International Airport or Mitchell Airport. A reduction in the Company's market share, increased competition, or reduced passenger traffic to or from these airports could have an adverse effect on our financial position and results of operations. Our Frontier operations expose us to changes in passenger demand, fare competition and fluctuations in fuel prices. In addition, our dependence on a hub system operating out of these airports makes us more susceptible to adverse weather conditions and other traffic delays than some of our competitors that may be able to spread these traffic risks over larger route networks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries, Chautauqua Airlines, Shuttle America, Republic Airline, and Frontier. The Company's financial statements include the results of operations and cash flows for Midwest Air Group, Inc. ("Midwest") and Frontier beginning August 1, 2009 and October 1, 2009, respectively. The Company's financial statements include the results of operations and cash flows for Mokulele Flight Services, Inc. ("MFSI" or "Mokulele") beginning April 1, 2009 through October 16, 2009. Intercompany transactions and balances are eliminated in consolidation.

Risk Management—As part of our risk management strategy, we periodically purchase call options, enter into fuel swap agreements, or enter into costless collars on various oil derivative commodities. Prices for crude oil are normally correlated to aircraft fuel, making derivatives of crude oil effective at providing short-term protection against sharp increases in average fuel prices. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The Company chose not to designate these derivatives as hedges, and, as such, realized and unrealized mark-to-market adjustments are included in aircraft fuel expense in the consolidated statements of operations.

The Company has recorded within accumulated other comprehensive loss settlements of treasury lock agreements from prior periods. Such amounts are reclassified to interest expense over the term of the respective aircraft debt. During 2011, 2010 and 2009, the Company reclassified $0.6 million, $0.6 million, and $0.7 million to interest expense, respectively. The Company expects to reclassify $0.5 million to interest expense for the year ending December 31, 2012.

Cash and Cash Equivalents—Cash equivalents consist of money market funds and short-term, highly liquid investments with maturities of three months or less when purchased and approximates fair value. Substantially all of our cash is on hand with two banks.

Supplemental Statement of Cash Flow Information:

(amounts in millions)	Years ended December 31, 2011	2010	2009
CASH PAID FOR INTEREST AND INCOME TAXES:			
Interest paid-net of amount capitalized	$ 127.5	$ 138.3	$ 134.7
Income taxes paid-net of refunds	(0.5)	(0.5)	(0.3)
NON-CASH INVESTING AND FINANCING TRANSACTIONS:			
Parts, training and lease credits received from aircraft manufacturer	—	—	(1.7)
Liabilities assumed in Mokulele transaction	—	—	9.3
Liabilities removed in Mokulele deconsolidation	—	—	6.8
Conversion of Mokulele note to equity	—	—	3.0
Liabilities assumed in Midwest acquisition	—	—	182.0
Liabilities assumed in Frontier acquisition	—	—	757.7
Convertible debt issued in Midwest acquisition	—	—	25.0
Frontier debtor-in-possession loan settled upon acquisition	—	—	43.1
US Airways note receivable and accrued interest applied to aicraft purchases	—	—	35.2
Aircraft, inventories, and other equipment purchased through direct financing arrangements	—	5.4	315.3
Engines received and not yet paid	5.0	9.9	8.1
Engines contributed in settlement of liability	—	—	6.4
Reduction of convertible debt	—	2.7	—

Restricted Cash primarily consists of funds held as collateral for bankcard and credit card processors and are invested in money market accounts or held by credit card processors directly. These contracts with the processors require a holdback of funds equal to a certain percentage of the air traffic liability associated with the estimated amount of bankcard transactions. The Company also maintains restricted amounts for satisfying debt and lease payments due within the next year and certificates of deposit that secure certain letters of credit issued for workers' compensation claim reserves and certain airport authorities. Restricted cash is carried at cost, which management believes approximates fair value. Restricted cash consisted of the following as of December 31, 2011 and 2010:

(amounts in millions)	December 31, 2011	2010
Funds held for holdback of customer sales	$ 114.5	$ 99.2
Funds held for cash supported letters of credit and deposits on charter flights	32.0	31.8
Other	4.9	8.1
Total	$ 151.4	$ 139.1

Receivables primarily consist of amounts due from credit card companies and customers of our aircraft maintenance and cargo transportation services. We provide an allowance for uncollectible accounts equal to the estimated losses expected to be incurred based on historical write-offs and other specific analyses. Bad debt expense and write-offs were not material for the years ended December 31, 2011, 2010 and 2009.

Inventories consist of spare parts and supplies, which are charged to expense as they are used in operations. Inventories are valued at the lower of cost or net realizable value using either the average cost for the fixed-fee segment and first-in, first-out methods for the branded segment. An allowance for obsolescence is provided to reduce inventory to estimated net realizable value. As of December 31, 2011 and 2010, this reserve was $17.4 million and $8.1 million, respectively.

Prepaid Expenses and Other Current Assets consist of prepaid expenses, primarily fuel, deposits, facility and engine rent, and commissions, and other current assets, primarily the fair value of derivative contracts. Passenger traffic commissions are expensed when the transportation is provided and the related revenue is recognized.

Assets Held for Sale are reported at the lower of their carrying value or estimated fair value less costs to sell. We expect to sell all such assets during the next twelve months.

Aircraft and Other Equipment is carried at cost. Incentives received from the aircraft manufacturer are recorded as reductions to the cost of the aircraft. Depreciation for aircraft is computed on a straight-line basis, to an estimated residual value, over the estimated useful life of 16.5 to 25 years. Depreciation for other equipment, including rotable parts, is computed on a straight-line basis, to an estimated residual value, over the estimated useful lives of three to 25 years. Leasehold improvements are amortized over the expected life or lease term, whichever is shorter. Interest related to deposits on aircraft on firm order from the manufacturer is capitalized and were not material for the years ended December 31, 2011, 2010 and 2009, respectively.

Other Intangible Assets that have indefinite useful lives are not amortized but are tested if a triggering event occurred, or at least annually, for impairment. Intangible assets that have finite useful lives are amortized over their useful lives to an estimated residual value and reviewed for impairment if a triggering event occurred.

Other Assets consist primarily of prepaid aircraft rent, debt issue costs, and aircraft lease and other long-term deposits. Debt issue costs are capitalized and are amortized using the effective interest method to interest expense over the term of the related debt.

Long-Lived Assets—Management reviews long-lived assets for possible impairment, if there is a triggering event that detrimentally affects operations. The primary financial indicator used by the Company to assess the recoverability of its long-lived assets held and used is undiscounted future cash flows from operations. The amount of impairment, if any, is measured based on estimated fair value.

Deferred Credits and Other Non Current Liabilities consist primarily of credits for parts and training from the aircraft and engine manufacturers, deferred gains from the sale and leaseback of aircraft and spare jet engines, unfavorable leases assumed from acquisitions of businesses, and deferred revenue. Deferred credits are amortized on a straight-line basis as a reduction of aircraft or engine rent expense over the term of the respective leases. The deferred revenue is amortized as an adjustment to fixed-fee services revenue based on the weighted average aircraft in service over the life of the respective agreements.

Accumulated Other Comprehensive Loss—The Company had accumulated other comprehensive loss relating to treasury lock agreements of $1.4 million and $1.8 million, net of tax, as of December 31, 2011 and 2010, respectively, and $2.6 million and $0.9 million, net of tax, relating to the pension plan as of December 31, 2011 and 2010, respectively.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts for existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the future tax benefits to the extent, based on available evidence; it is more likely than not they will be realized.

Aircraft Maintenance and Repair is charged to expense as incurred under the direct expense method. Engines and certain airframe component overhaul and repair costs are subject to power-by-the-hour contracts with external vendors and are expensed as the aircraft are flown. As a result of the acquisition of Frontier, the Company acquired deposits related to leased aircraft at Frontier. The Company has determined that it is probable that substantially all maintenance deposits will be refunded through qualifying maintenance activities. Deposits are reimbursed based on the specific event for each specified deposit, as determined by the lease. The projected ultimate cost was based on actual historical repair invoices as well as estimates. This analysis was performed by lease and by deposit type. As of December 31, 2011, the Company has evaluated its carrying amount of maintenance deposits and believes the deposits are recoverable when the future maintenance event occurs and the Company is reimbursed. The Company will continue to evaluate whether it is probable the deposits will be returned to reimburse the costs of the maintenance activities incurred. As the Company makes future payments, if the deposits are less than probable of being returned, they will be recognized as additional expense at that time.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such management estimates include, but are not limited to, recognition of revenue, including deferred revenue from the frequent flyer program, estimated useful lives and residual values of aircraft and other equipment, fair value of assets acquired and liabilities assumed in business combinations, fair value of the reporting units of the Company, valuation of intangibles and long-lived assets, provision for accrued aircraft return costs, recoverability of maintenance deposits, and valuation of deferred tax assets. Under the code-share agreements, the Company estimates operating costs for certain "pass through" costs and records revenue based on these estimates. Actual results could differ from these estimates.

Fixed-fee Service Revenues—Under our fixed-fee arrangements with our Partners, the Company receives fixed-fees for our capacity purchase agreements, as well as reimbursement of specified "pass through" costs on a gross basis with additional possible incentives from our Partners for superior service. These revenues are recognized in the period the service is provided, and we perform an estimate of the profit component based upon the information available at the end of the accounting period.

The reimbursement of specified costs, known as "pass through costs", may include aircraft ownership cost, passenger liability and hull insurance, aircraft property taxes, fuel, landing fees and catering. All revenue recognized under these contracts is presented at the gross amount billed for reimbursement.

Under the Company's code-share agreements, the Company is reimbursed an amount per aircraft designed to compensate the Company for certain aircraft ownership costs. The Company has concluded that a component of its fixed-fee service revenues under the agreement discussed above is rental income, inasmuch as the agreement identifies the "right of use" of a specific type and number of aircraft over a stated period of time. The amount deemed to be rental income during 2011, 2010 and 2009 was $321.6 million, $317.4 million, and $358.2 million, respectively, and has been included in fixed-fee service revenues in the Company's consolidated statements of operations.

Passenger Service Revenues—Passenger service revenues are recognized when the transportation is provided or after the tickets expire (which is either immediately upon the scheduled departure of the flight or up to thirteen months after the date of issuance depending on the type of ticket purchased), and are net of excise taxes, passenger facility charges and security fees. Passenger service revenues that have been deferred are included in the accompanying consolidated balance sheets as air traffic liability. Included in passenger service revenue are change fees imposed on passengers for making schedule changes to non-refundable tickets. Change fees are recognized as revenue at the time the change is made for the passenger as these fees are a separate transaction that occur subsequent to the date of the original ticket sale.

The Company is required to charge certain taxes and fees on passenger tickets. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges and foreign arrival and departure taxes. These taxes and fees are legal assessments on the customer, for which the Company has an obligation to act as a collection agent. Because the Company is not entitled to retain these taxes and fees, such amounts are not included in passenger service revenue. The Company records a liability when the amounts are collected and reduces the liability when payments are made to the applicable government agency or operating carrier.

Cargo and Other Revenues—Cargo and other revenues consist primarily of the marketing component of our co-branded credit cards, charter and cargo revenues, interline and ground handling fees, lease revenue for aircraft subleased under operating leases and revenue from commuter slots leased to US Airways at Ronald Reagan Washington National Airport.

Frequent Flyer Programs—The Company has a frequent flyer program that offers incentives to travel on its airlines and promotes customer loyalty. The program allows participants to earn mileage credits by flying on Frontier and through participating companies, such as credit card companies, hotels, and car rental agencies. The Company also sells mileage credits to nonairline businesses. The mileage credits may be redeemed for free air travel on Frontier, as well as hotels, rental cars, and other awards.

Mileage Credits Earned on Frontier – The Company defers the portion of the sales proceeds that represents the estimated selling price of the air transportation for mileage credits awarded and recognizes that amount as passenger service revenue when the mileage credit is redeemed and the transportation is provided. The estimated selling price of the air transportation component is determined utilizing the deferred revenue method as further described below. The initial revenue deferral is presented as deferred frequent flyer revenue in the consolidated balance sheets. When recognized, the revenue related to the air transportation component is classified as passenger service revenue in the Company's consolidated statements of operations.

The Company's accounting policy for its frequent flyer program is the deferred revenue method. The deferred revenue method is to record the frequent flyer obligation by allocating an estimated selling price to each outstanding mile based on projected redemption patterns for available award choices when such miles are consumed. Such value is estimated assuming redemptions on our airline, and other redemption choices and by estimating the relative proportions of awards to be redeemed by class of service and redemption choices. The estimated selling price of each award mile requires the use of several significant assumptions for which significant management judgment is required. For example, management must estimate how many miles are projected to be redeemed on the Company's airline versus on other redemption choices. Since the estimated selling price of miles redeemed on Frontier and other redemption choices can vary greatly, this assumption can materially affect the estimated selling price from period to period.

Management must also estimate the expected redemption patterns of Frontier customers who have a number of different award choices when redeeming their miles, each of which can have materially different estimated values. Such choices include different classes of service and award levels. Customer redemption patterns may also be influenced by program changes, which occur from time to time, introducing new award choices or making material changes to the terms of existing award choices. Management must often estimate the probable impact of such program changes on future customer behavior, which requires the use of significant judgment. Management uses historical customer redemption patterns as the best single indicator of future redemption behavior in making its estimates, but changes in customer mileage redemption behavior patterns, which are not consistent with historical behavior can result in historical changes to deferred frequent flyer revenue balances and to recognized revenue.

The Company measures its deferred revenue obligation using all awarded and outstanding miles, regardless of whether or not the customer has accumulated enough miles to redeem an award. Eventually these customers will accumulate enough miles to redeem awards, or their account will deactivate after a period of inactivity, in which case the Company will recognize the related revenue when the miles expire as passenger service revenue.

Current and future changes to the expiration policy, or to program rules and program redemption opportunities, may result in material changes to the deferred frequent flyer revenue balance as well as recognized revenue from the program.

Mileage Credits Sold – The Company has agreements with its co-branded credit card partner that require its partner to purchase miles as they are awarded to the co-branded partner cardholders. The Company continues to use the residual method of allocation for this multiple element arrangement as the agreement has not been materially modified since January 1, 2011, the adoption date of Accounting Standards Update 2009-13. The air transportation element for the awarded miles is included in deferred frequent flyer revenue at the estimated fair value of the air transportation element and the residual marketing element is recorded as other revenue when the miles are awarded. The deferred frequent flyer revenue is subsequently recognized as other revenue when the transportation is provided.

The Company also sells mileage credits in its frequent flyer programs to third parties. For revenue arrangements entered into or materially modified on or after January 1, 2011, the estimated selling price of the travel portion of the sale is recognized as part of deferred frequent flyer revenue. The estimated selling price of the marketing component, is recognized as other revenue in the month the miles are sold. For revenue arrangements that have not been materially modified since January 1, 2011, the travel portion of the sale is recognized as part of the deferred frequent flyer revenue liability. The remaining portion, referred to as the marketing component, is recognized as other revenue in the month the miles are sold.

Promotion and Sales includes commissions, promotions, reservation system fees, advertising, and other similar costs. The Company expenses the costs of advertising expense in the year incurred. Advertising expense was $11.9 million, $14.2 million and $2.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Lease Return Conditions—The Company must meet specified return conditions upon lease expiration for both the airframes and engines. The Company estimates lease return conditions specified in leases and accrues these amounts as contingent rent ratably over the lease term while the aircraft are operating once such costs are probable and reasonably estimable. These expenses are included in accrued liabilities in the consolidated balance sheets.

Net Income (Loss) per Common Share is based on the weighted average number of shares outstanding during the period. The following is a reconciliation of the diluted net income (loss) per common share computations (amounts in millions):

	For the Years Ended December 31,		
	2011	**2010**	**2009**
Net income (loss) of the Company	$ (151.8)	$ (13.8)	$ 39.7
Reduction in interest expense from convertible note (net of tax)	—	—	0.5
Net income (loss) of the Company for diluted net income (loss) per common share calculation	$ (151.8)	$ (13.8)	$ 40.2
Weighted-average common shares outstanding for basic net income (loss) per common share	48.2	36.0	34.6
Effect of dilutive convertible note	—	—	1.0
Effect of dilutive employee stock options and warrants	—	—	0.1
Adjusted weighted-average common shares outstanding and assumed conversions for diluted net income (loss) per common share	48.2	36.0	35.7

Employee stock options of 4.2 million, 5.3 million, and 4.2 million were not included in the calculation of diluted net income (loss) per common share due to their anti-dilutive impact for the years ended December 31, 2011, 2010, and 2009, respectively. The convertible note has a $22.3 million face value and is convertible in whole or in part, at the option of the holder, for up to 2.2 million shares of the Company's common stock.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, receivables, and accounts payable approximate fair values because of their immediate or short-term maturity of these financial instruments.

Segment Information—The Company has three reportable operating segments: fixed-fee service, branded passenger service, and other. Additional information about segment reporting is presented in Note 17.

New Accounting Standards—In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13 pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification ("ASC") 605-25 *Revenue Recognition – Multiple Element Arrangements*. The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance was effective for the Company prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011, with early adoption permitted. The Company adopted this accounting standard on January 1, 2011 and the impact to the consolidated financial statements was not material.

In January 2010, the FASB issued an amendment to the Fair Value Measurements and Disclosures topic of the ASC. This amendment requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements, which was effective for fiscal years beginning after December 15, 2010. Accordingly, the Company has adopted this amendment on January 1, 2010 by adding additional disclosures, except for the additional recurring Level 3 requirements. The Company did not have any recurring Level 3 activity for the year ended December 31, 2011.

In May 2011, the FASB issued ASU 2011-4, *Fair Value Measurement - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This ASU represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurements. The guidance clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, addresses the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. ASU 2011-4 is effective for interim and annual periods beginning after

December 15, 2011 and is applied prospectively. The Company is currently evaluating the impact that that the adoption of ASU 2011-4 will have on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income - Presentation of Comprehensive Income.* The standard revises guidance for the presentation and prominence of the items reported in other comprehensive income. It is effective for fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact that the adoption of ASU 2011-05 will have on the presentation of the Company's consolidated financial statements.

3. FAIR VALUE MEASUREMENTS

ASC Topic 820, *"Fair Value Measurements and Disclosures"* requires disclosures about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established. The Topic establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 unobservable inputs for the asset or liability.

The following table sets forth information regarding the Company's assets (liabilities) measured at fair value on a recurring basis (in millions):

Prepaid Expenses	**As of December 31, 2010**	**Level 1**	**Level 2**	**Level 3**
Fuel hedge contracts	$ 2.7	$ —	$ 2.7	$ —

Fuel Derivatives - The Company's derivative contracts are privately negotiated contracts and are not exchange traded. The recurring fair value measurements based on level 2 inputs are estimated with option pricing models that employ observable inputs. Inputs to the valuation models include contractual terms, market prices, yield curves, fuel price curves and measures of volatility, among others. The Company did not have fuel derivatives as of December 31, 2011.

Hedge Benefits (Expenses) - The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The Company chose not to designate these derivatives as hedges, and as such, realized and unrealized mark-to-market adjustments are included in aircraft fuel expense in the consolidated statements of operations.

The following table sets forth information regarding the Company's benefit (expense) recorded in the consolidated statements of operations related to our hedge contracts (in millions) for the years ended:

	December 31,		
	2011	**2010**	**2009**
Aircraft fuel benefit (expense)	$ 3.8	$ (3.6)	$ (0.1)

Trade name Intangible - Nonrecurring - as a result of the Company's decision to unify its brand names, the Company announced its intent to discontinue the use of the trade name Midwest Airlines. During 2010, the Company fully impaired the value of the Midwest Airlines trade name intangible of $7.6 million to its fair value of zero based on level 3 inputs. The Company had a similar impairment charge in 2009 of $6.8 million. The estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates and transactions.

Aircraft and Other Assets Impairment - Nonrecurring - in December 2011, we recorded a $191.1 million impairment charge primarily related to our decision to substantially reduce the flying completed by the ERJ 135/140/145 fleet over the next year by temporarily parking these aircraft. In evaluating these aircraft and other equipment for impairment, we estimated their fair value by utilizing a market approach considering (1) published market data generally accepted in the airline industry, (2) recent market transactions, where available, and (3) the overall condition and age of the aircraft and other equipment. The Company recorded impairment of $180.5 million on aircraft, $5.1 million of impairment on assets held for sale, and $5.5 million of impairment on inventory related to these aircraft. These aircraft and other equipment are classified in level 3 of the three-tier fair value hierarchy. In December 2010, the Company had an $8.5 million impairment on its Airbus 318 aircraft which was also classified in the level 3 of the three-tier fair value hierarchy. For additional information regarding this impairment charge, see Note 6.

($ in millions)

		Fair Value Measurements Using			
Description	**Year ended 12/31/2011**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Gains (Losses)**
Long-lived assets held and used	$ 258.1			$ 258.1	$ (186.0)
Long-lived assets held for sale	34.5			34.5	(5.1)
					$ (191.1)

4. ACQUISITIONS AND DIVESTITURES

Frontier Airlines Holdings, Inc.

On October 1, 2009, pursuant to the terms of the amended and restated investment agreement, as amended (the "Investment Agreement"), dated as of August 13, 2009, the Company completed its acquisition of Frontier. The Company purchased 1,000 newly issued shares of common stock, constituting all of the outstanding shares of Frontier, in connection with its emergence from bankruptcy. Under the Investment Agreement, the Company served as equity plan sponsor for Frontier's plan of reorganization and paid $108.8 million and relinquished its rights to any distribution on account of the Company's allowed general unsecured claims against Frontier of $150 million arising out of Frontier's rejection of the fixed-fee code-share agreement.

The Company accounted for the acquisition in accordance with ASC Topic 805, whereby the purchase price paid was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed from Frontier based on their estimated fair values as of the closing date.

As a result of the purchase price allocation, the Company recognized a bargain purchase gain of $203.7 million for the year ended December 31, 2009. Management believes that the significant gain on bargain purchase from the acquisition of Frontier was due primarily to the following factors:

- Republic was the largest unsecured creditor with a claim of $150.0 million and Republic would have received a significant portion of any payment made to the pool of unsecured creditors if another bidder would have successfully outbid Republic during the auction process
- Frontier was in bankruptcy and operates in a heavily regulated industry
- The airline industry is highly volatile and subject to significant fluctuation in one of its largest expenses, aircraft fuel
- The Denver market is highly competitive
- The illiquidity in the credit market may have kept other bidders from potentially coming forward to bid against Republic in the auction process because of their inability to obtain financing
- General recessionary economy
- There was only one other bidder in the auction process and their bid became nonbinding

- Frontier has significant net operating losses, net of Section 382 limitations, that Republic should be able to apply to future taxable income
- Frontier has a significant amount of operating leases that require significant cash flows for several years and the operating leases have return conditions that will potentially require significant cash flow at the end of the leases
- The aircraft acquired are used aircraft and therefore will require more maintenance in future periods
- The acquired business is expected to generate losses from continued operations for several months after the date of acquisition

The Company has included operating revenues from Frontier of $1.8 billion, $1.3 billion and $266.1 million and net loss before income taxes of $129.6 million, $52.6 million and $16.5 million for the years ended December 31, 2011, 2010 and for the period from October 1, 2009 to December 31, 2009, respectively. Transaction costs of $1.1 million for the year ended December 31, 2009, related to the Company's acquisition of Frontier, are included in other operating expenses.

The following table represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from Frontier based on Republic's estimate of their respective fair values:

(amounts in millions)	Amount
Total purchase consideration	$ 108.8
Assets acquired:	
Current assets *	$ 318.7
Aircraft and other equipment—net	487.9
Other intangible assets	83.3
Other assets	180.3
Total assets acquired	$ 1,070.2
Liabilities assumed:	
Current liabilites	$ 298.8
Long-term liabilities	360.5
Deferred income taxes	98.4
Total liabilities assumed	$ 757.7
Gain on bargain purchase	$ (203.7)

* Current assets include $37.0 million of cash injected into Frontier from Republic.

The following table summarizes the identifiable intangible assets acquired:

(amounts in millions)	Weighted-Average Amortization Period	Fair Value at Acquisition Date
Indefinite-lived intangible assets:		
Airport slots	Indefinite	$ 5.8
Frontier trade name	Indefinite	23.6
Total indefinite-lived intangible assets		$ 29.4
Definite-lived intangible assets:		
Affinity credit card programs	7.7 years	$ 47.6
Leasehold interests	6.2 years	6.3
Total definite-lived intangible assets	7.5 years	$ 53.9
Total identifiable intangible assets		$ 83.3

Midwest Air Group, LLC

On July 31, 2009, pursuant to the terms of the Agreement and Plan of Merger, dated as of June 23, 2009, among the Company, RJET Acquisition, Inc. and Midwest, as amended (the "Merger Agreement"), RJET Acquisition, Inc. merged with and into Midwest (the "Merger") with Midwest continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, at the effective time of the Merger, the shares of Midwest that were outstanding immediately prior to the effective time of the Merger were converted into the right to receive an aggregate amount in cash equal to $1.00. In connection with the closing of the Merger, the Company also consummated the transactions contemplated by the Investment Agreement, dated June 23, 2009 (the "Midwest Investment Agreement"), among TPG Midwest US V, LLC, TPG Midwest International V, LLC (together, the "TPG Entities") and the Company. Pursuant to the Midwest Investment Agreement, at the effective time of the Merger, the Company purchased from the TPG Entities their $31.0 million secured note from Midwest, for approximately $6.0 million in cash and issued the TPG Entities an 8% convertible note having a principal amount of $25.0 million and a five-year maturity and convertible by the TPG Entities in whole or in part, from time to time, prior to maturity into 2,500,000 shares of the Company's common stock, subject to adjustment in certain circumstances.

The Company accounted for the acquisition in accordance with ASC Topic 805, whereby the purchase price paid was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed from Midwest based on their estimated fair values as of the closing date.

As a result of the purchase price allocation, the Company recognized goodwill of $100.4 million. None of the goodwill generated was deductible for tax purposes. All of the goodwill was assigned to the Branded reportable segment on the date of acquisition, and all of the goodwill was impaired as of December 31, 2009, as discussed further in Note 8.

The Company has included operating revenues from Midwest of $17.7 million, $310.9 million and $163.2 million and net loss before income taxes of $5.9 million, $46.8 million and $116.4 million for the years ended December 31, 2011, 2010 and for the period from August 1, 2009 to December 31, 2009, respectively. Transaction costs of $1.4 million for the year ended December 31, 2009, related to the Company's acquisition of Midwest, are included in other operating expenses.

The following table represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from Midwest based on Republic's estimate of their respective fair values:

(amounts in millions)	Amount
Total purchase consideration	
Cash	$ 6.0
Convertible note	25.0
Assumed debt	34.3
Total purchase consideration	$ 65.3
Assets acquired:	
Current assets	$ 81.8
Deferred income taxes	3.0
Aircraft and other equipment—net	9.8
Other intangible assets	48.1
Other assets	4.2
Total assets acquired	$ 146.9
Liabilities assumed:	
Current liabilites	$ 122.5
Other liabilities	59.5
Total liabilities assumed	$ 182.0
Goodwill	$ 100.4

The following table summarizes the identifiable intangible assets acquired:

(amounts in millions)	Weighted-Average Amortization Period	Fair Value at Acquisition Date
Indefinite-lived intangible assets:		
Airport slots		$ 21.8
Midwest trade name		11.4
Total indefinite-lived intangible assets		$ 33.2
Definite-lived intangible assets:		
Affinity credit card programs	2.0 years	$ 12.1
Cargo contracts	13.0 years	2.8
Total definite-lived intangible assets	4.1 years	$ 14.9
Total identifiable intangible assets		$ 48.1

Pro forma Information (unaudited)

The following unaudited pro forma combined results of operations give effect to the acquisition of Midwest and Frontier as if they had occurred at the beginning of the periods presented. The unaudited pro forma combined results of operations do not purport to represent Republic's consolidated results of operations had the acquisition occurred on the dates assumed, nor are these results necessarily indicative of the Company's future consolidated results of operations. The unaudited pro forma combined results of operations do not reflect these benefits or costs.

in millions, except per share amounts	Year Ended December 31, 2009
Operating revenues	$ 2,683.5
Net income of the Company	4.7
Basic earnings per share	$ 0.14
Diluted earnings per share	$ 0.13

Mokulele Flight Services Inc.

In October 2008, the Company entered into a loan agreement with Mokulele under which we were to provide up to $8.0 million, with an interest rate of 10%, payable monthly. The loan agreement was provided to Mokulele in the form of a revolving line of credit, convertible at the Company's option, to as much as 45% of the common stock of Mokulele. The loan was collateralized by all of Mokulele's unencumbered assets and a pledge of the equity holdings of Mokulele's majority shareholders. The loan was scheduled to mature in October 2010.

In March 2009, the Company and certain shareholders of Mokulele agreed to participate in a restructuring of Mokulele. Under this agreement, the Company agreed to convert $3.0 million of our $8.0 million loan to equity and invest an additional $3.0 million of cash in exchange for 50% ownership of Mokulele's common stock and three of the five Mokulele Board of Directors' seats. The recapitalization effectively provided us control of Mokulele and its Hawaii inter island passenger service. Accordingly, we accounted for the recapitalization of Mokulele as a business combination. The Company assigned fair values to the assets acquired and liabilities assumed and the transaction resulted in no goodwill. The Company acquired approximately $4.1 million of current assets, $9.3 million of aircraft and other equipment, and $0.4 million of other long-term assets and assumed $9.3 million of liabilities. The Company did not incur any significant transaction costs associated with its acquisition of Mokulele. The effect of Mokulele's operations for the last twelve days of March 2009 have not been included in the Company's results of operations, as they were immaterial. Additionally, pro forma revenues, earnings and net income per common share were immaterial for disclosure for the year ended December 31, 2009.

In July 2009, the Company invested an additional $7.5 million in Mokulele, increasing its ownership in the operation from 55% to an 89% interest. The change in ownership of Mokulele resulting from the July 2009 additional investment was accounted for as an equity transaction that decreased our additional paid-in capital by $3.3 million as well as reduced noncontrolling interests by $3.3 million. In addition, the fixed-fee code-share agreement was amended to provide for either Mokulele or us to early terminate the fixed-fee code-share agreement with 90 days prior written notice and the remaining $1.5 million in aircraft security deposits held by us would be forfeited by Mokulele on the termination date. The amendment also provided that no additional aircraft would be delivered and Mokulele forfeited a $0.5 million security deposit to the Company.

On October 16, 2009, the Company entered into an agreement with Mesa Air Group, Inc. ("Mesa") to form Mo-Go, LLC ("Mo-Go"), a new business venture that will provide commercial airline services in Hawaii. Pursuant to the agreement, Mesa will own 75% of Mo-Go and the former Mokulele shareholders, including Republic, own the remaining 25%. Immediately prior to consummation of the transaction with Mesa, the Company forgave certain indebtedness of Mokulele, and agreed to voluntarily terminate our existing capacity purchase agreement with Mokulele. Additionally, current Mokulele shareholders might be obligated to fund up to $1.5 million to capitalize Mo-Go, all of which is expected to come from Republic.

The Company deconsolidated Mokulele in the fourth quarter of 2009 and began accounting for its investment in Mo-Go under the equity method of accounting. As of the date of the transaction, and subsequent to the forgiveness of the Mokulele note and forfeiture of the remaining security deposits by Mokulele, Mokulele had approximately $9.9 million of assets, of which $7.3 million related to aircraft and other equipment, and had liabilities of $6.8 million. The deconsolidation resulted in a loss of $3.1 million which is included in other operating expenses. The fair value of the investment in Mokulele is $0.3 million which is recorded in other assets in the consolidated balance sheet as of December 31, 2009. We do not expect any significant continuing involvement in Mo-Go.

The Company has included operating revenues from Mokulele of $15.0 million and net loss before income taxes of $12.9 million for the period from April 1, 2009 to October 16, 2009. Transaction costs related to the Company's acquisition of Mokulele were immaterial for the year ended December 31, 2009.

The following schedule shows the effect of changes in Republic's ownership interest in Mokulele on Republic's equity (in millions):

Net Income Attributable to Republic and Transfers to Noncontrolling Interests
For the year ended December 31, 2009

	Amount
Net income attributable to Republic	$ 39.7
Decrease in Republic's additional paid-in capital for purchase of Mokulele common shares	(3.3)
Change from net income attributable to Republic and tranfers to noncontrolling interest	$ 36.4

The investment balance as of December 31, 2011 and 2010 was not material.

5. ASSETS HELD FOR SALE

Assets held for sale consisted of the following aircraft and flight equipment as of December 31 (in millions):

	2011	2010
Two Q400 Aircraft	30.3	33.2
Flight equipment	2.7	10.3
Assets held for sale	$ 33.0	$ 43.5

These assets are included in the Other segment in Note 17. Assets held for sale as of December 31, 2011 primarily consist of assets acquired from Frontier that will not be used in operations. The Company is continuing to market the assets held for sale and record the assets to fair value less costs to sell. The Company had assets held for sale with a carrying amount of $38.1 million were written down to their fair value of $34.5 million, less cost to sell of $1.5 million (or $33.0 million), resulting in an impairment of $5.1 million related to assets held for sale during the year ended December 31, 2011. Gains or losses on assets sold during 2011, 2010, and 2009 were not material.

6. AIRCRAFT AND OTHER EQUIPMENT

Aircraft and other equipment, excluding aircraft and other equipment held for sale, consist of the following as of December 31 (in millions):

	2011	2010
Aircraft	$ 3,159.5	$ 3,608.7
Flight equipment	271.9	264.9
Office equipment and leasehold improvements	52.7	41.1
Total aircraft and other equipment	3,484.1	3,914.7
Less accumulated depreciation and amortization	(675.4)	(741.2)
Aircraft and other equipment—net	$ 2,808.7	$ 3,173.5

Aircraft and other equipment depreciation and amortization expense for the years ended December 31, 2011, 2010 and 2009 was $188.6 million, $189.0 million, and $159.0 million, respectively. During 2010, the Company recorded an impairment loss on certain Airbus aircraft for $8.5 million which is reported in other operating expense in the consolidated statements of operations. In December 2011, we recorded a $191.1 million impairment charge primarily related to our decision to substantially reduce the flying completed by the ERJ 135/140/145 fleet over the next year by temporarily parking these aircraft. In evaluating these aircraft and other equipment for impairment, we estimated their fair value by utilizing a market approach considering (1) published market data generally accepted in the airline industry, (2) recent market transactions, where available, and (3) the overall condition and age of the aircraft and other equipment. During the year ended December 31, 2011, the Company recorded impairment of $180.5 million on aircraft, $5.1 million of impairment on assets held for sale, and $5.5 million of impairment on inventory related to these aircraft. These aircraft and other equipment are classified in level 3 of the three-tier fair value hierarchy.

7. OTHER INTANGIBLE ASSETS

The Company had airport commuter slots and had assigned the right of use for these commuter slots to US Airways. On December 20, 2011, US Airways repurchased the Ronald Reagan Washington National Airport ("DCA") commuter slots for $47.5 million and a gain on sale of assets was recognized of $2.3 million.

Other intangible assets as of December 31, 2011 and 2010 consist of the following (in millions):

		As of December 31, 2011		As of December 31, 2010	
	Weighted-Average Amortization Period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Indefinite-lived intangible assets:					
Airport slots		$ 27.6		$ 27.6	
Trade names		20.6		20.6	
Total indefinite-lived intangible assets		$ 48.2		$ 48.2	
Definite-lived intangible assets:					
Airport slots leased to US Airways		$ —	$ —	47.5	2.0
Affinity credit card programs	6.5 years	47.6	14.6	59.7	16.7
Other	8.3 years	8.1	2.8	8.1	1.6
Total definite-lived intangible assets	7.8 years	$ 55.7	$ 17.4	$ 115.3	$ 20.3
Intangible assets		$ 103.9		$ 163.5	

The aggregated amortization expense for the years ended December 31, 2011, 2010 and 2009 was $11.6 million, $15.5 million, and $4.6 million, respectively. The estimated aggregate amortization expense for the next five years is expected to be $7.5 million, $6.9 million, $6.9 million, $6.3 million and $6.2 million, respectively.

During the year ended December 31, 2009, the Company recorded an impairment loss of $6.8 million for the trade names as a result of the Company's annual impairment test for indefinite-lived intangible assets. The Company recorded another impairment loss of $7.6 million for the trade names as a result of the Company's decision to no longer use the Midwest trade name during the year ended December 31, 2010. The calculation of the fair value of the trade names was determined primarily using a discounted cash flow analysis (relief from royalty method). Management determined that this fair value measurement would be included as level 3 in the fair value hierarchy. These trade names are included in the Branded reportable operating segment. The Company also recorded an impairment of $2.0 million for other indefinite-lived intangible assets that were included in the Fixed-fee reportable operating segment during the year ended December 31, 2009. These impairment losses are included in other impairment losses in the consolidated statements of operations. There was no further impairment charge during 2011, related to these assets.

8. GOODWILL

Goodwill is required to be tested for impairment at the reporting unit level on an annual basis and between annual tests if a triggering event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

During 2008 and prior to the acquisition of Midwest in July 2009, the Company had one reporting unit and all of the goodwill of $13.3 million was assigned to that reporting unit.

During the first quarter of 2009, the Company performed an interim test of its goodwill. Factors deemed by management to have collectively constituted a potential triggering event included record high fuel prices, a softening US economy and the differences between market capitalization of our stock as compared to the book value of equity. As a result of the testing, the Company determined that the goodwill was completely impaired and recorded an impairment charge during the first quarter of 2009 to write-off the full value of goodwill.

The Company's acquisition of Midwest resulted in approximately $100.4 million of goodwill which was assigned to the Company's Branded operations reporting unit. As of December 31, 2009, the Company performed its annual assessment of the recoverability of its goodwill. The branded operations book value of invested capital exceeded its fair value by approximately $200 million. The Company determined the fair value of the branded invested capital utilizing the income, market, and cost approach. The Company's fair value calculations for goodwill are classified within Level 3 of the fair value hierarchy as defined in ASC Topic 820, *Fair Value Measurements and Disclosures*. As a result of failing Step One, the Company was required to perform Step Two of the ASC Topic 350 goodwill impairment testing methodology.

In Step Two of the impairment testing, the Company determined the implied fair value of goodwill of the reporting unit by allocating the fair value of the reporting unit determined in Step One to all the assets and liabilities of the reporting unit. The Company utilized its recent valuations of tangible and intangible assets related to the branded operations reporting unit to determine the fair value assets and liabilities. As a result of the Step Two testing, the Company determined that goodwill was impaired and recorded a full impairment charge on December 31, 2009, the Company's annual assessment date.

The changes in the carrying amount of goodwill for the years ended December 31, 2011, 2010 and 2009 are as follows (in millions):

	Fixed-fee	Branded	Total
Gross goodwill balance as of January 1, 2009	$ 13.3	$ —	$ 13.3
Goodwill acquired during 2009	—	100.4	100.4
Gross goodwill balance as of December 31, 2009	$ 13.3	$ 100.4	$ 113.7
Accumulated impairment losses as of January 1, 2009	—	—	—
Goodwill impaired during 2009	$ (13.3)	$ (100.4)	$ (113.7)
Net goodwill balance as of December 31, 2011, 2010 and 2009	$ —	$ —	$ —

9. ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31 (in millions):

	2011	2010
Accrued wages, benefits and related taxes	$ 43.6	$ 46.2
Accrued maintenance	63.5	63.8
Accrued interest payable	18.8	19.9
Deferred revenue	30.3	27.8
Other	102.6	88.9
Total accrued liabilities	$ 258.8	$ 246.6

10. DEBT

Debt consists of the following as of December 31 (in millions):

Secured debt:	2011	2010
Promissory notes payable, collateralized by aircraft, bearing interest at fixed rates ranging from 4.76% to 8.49% at December 31, 2011 with semi-annual principal payments totaling $83.7 million through 2024.	$ 1,938.6	$ 2,046.5
Promissory notes payable, collateralized by aircraft, bearing interest at variable rates based on LIBOR plus a margin, ranging from 1.9% to 4.0% at December 31, 2011 with semi-annual principal payments totaling $12.1 million through 2023.	304.9	421.6
Promissory notes payable, collateralized by eligible spare parts and equipment, bearing interest at fixed rates ranging from 7.11% to 8.38% as of December 31, 2011, semi-annual principal payments totaling $2.0 million through 2019.	34.4	30.1
Promissory note payables, collateralized by eligible spare parts and equipment, bearing interest at variable rates of LIBOR plus a margin, ranging from 6.76% to 6.93% as of December 31, 2011, with semi-annual principal payments totaling $8.3 million through 2012.	15.3	31.9
Discount on debt	(2.4)	(7.9)
Total debt secured by aircraft and parts	2,290.8	2,522.2
Unsecured debt:		
Convertible note payable, bearing interest at a fixed rate of 8%, due in full in 2014.	22.3	22.3
Debt from affinity credit card program, bearing interest of 2.26% as of December 31, 2011 (LIBOR plus 2%), principal due monthly for twelve months beginning in 2016.	45.0	29.2
Other debt	1.0	4.0
Total unsecured debt	68.3	55.5
Total debt	2,359.1	2,577.7
Current portion (including debt related to assets held for sale)	(284.6)	(269.0)
Long term debt, less current portion	$ 2,074.5	$ 2,308.7

The Company has outstanding letters of credit as of December 31, 2011 and 2010 totaling $32.0 million and $31.8 million, respectively, that is collateralized by restricted cash.

The $22.3 million convertible note is convertible at the option of the holder, in whole or in part, prior to maturity for up to 2.2 million shares of the Company's common stock. The convertible debt does not allow for cash settlement, and there is no embedded derivative.

We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain a minimum unrestricted cash amount of $125.0 million and maintain certain cash flow, debt service coverage, and working capital covenants. As of December 31, 2011, we were in compliance with all our covenants.

The discount on debt is from the application of purchase accounting from the Frontier acquisition. The discount will be amortized to interest expense using the effective interest method through January 2023.

Future maturities of debt are payable, or expect debt of $26.6 million to be payable as assets held for sale are sold, as follows for the years ending December 31 (in millions):

2012	$	284.6
2013		234.7
2014		259.7
2015		248.2
2016		231.1
Thereafter		1,100.8
Total	$	2,359.1

The fair value of long term debt is estimated based on discounting expected cash flows at the rates currently offered to the Company for debt with similar remaining maturities and reflective of credit spreads. As of December 31, 2011 and 2010, the carrying value of long-term debt was greater than its fair value by approximately $96.7 million and $64.0 million, respectively.

11. COMMITMENTS

As of December 31, 2011, the Company leased 121 aircraft and 22 spare engines with varying terms extending through 2024 and terminal space, operating facilities and office equipment with terms extending through 2033 under operating leases. The components of rent expense for the years ended December 31 are as follows (in millions):

	2011	2010	2009
Aircraft and engine rent	$ 251.5	$ 240.6	$ 156.8
Other	78.6	75.2	26.0
Total rent expense	$ 330.1	$ 315.8	$ 182.8

The Company has long-term maintenance agreements with an avionics equipment manufacturer and maintenance provider that has a guaranteed minimum annual flight hour requirement. The minimum guaranteed amount based on the Company's current operations is $4.2 million per year through December 2016 for the E145 family of aircraft and $9.4 million per year through December 2014 for the E170 family of aircraft. The liability for this guarantee is immaterial.

We have maintenance agreements for engines, auxiliary power units ("APU") and other airframe components for our E140/145 and E170/175 aircraft. For our E140/145 aircraft, we have agreements to maintain the engines, APUs, avionics, wheels and brakes, and select rotable parts through October 2012, June 2013, December 2016, June 2014, and September 2014, respectively. For our E170/175 aircraft, we have agreements to maintain the avionics, wheels and brakes, APUs, engines, emergency slides, and select rotable parts through December 2014, February 2017, July 2019, December 2018, May 2018, and January 2020, respectively. Under these agreements, we are charged for covered services based on a fixed rate for each flight hour or flight cycle accumulated by the engines or airframes in our service during each month. The rates are subject to annual revisions, generally based on certain Bureau of Labor Statistics' labor and material indices. We believe these agreements, coupled with our ongoing maintenance program, reduce the likelihood of unexpected levels of engine, APU, avionics, wheels and brakes, emergency slides, and select rotable parts maintenance expense during their term. Certain of these agreements contain minimum guarantee amounts, penalty provisions for either the early removal of aircraft or agreement termination for activity levels below the minimums.

While the Company does not have long term maintenance agreements for its Airbus (except wheels and brakes through December 2013) and Q400 fleets, it has made significant deposits with the aircraft lessors for future maintenance events which will reduce future cash requirements. As of December 31, 2011 and 2010 we had maintenance deposits of $146.0 million and $147.2 million, respectively.

Total payments under these long-term maintenance agreements were $97.1 million, $80.5 million, and $96.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

As part of the Company's lease agreements, the Company typically indemnifies the lessor of the respective aircraft against liabilities that may arise due to changes in benefits from tax ownership or tax laws of the respective leased aircraft. The Company has not recorded a liability for these indemnifications because they are not estimable. The Company is responsible for all other maintenance costs of its aircraft and must meet specified return conditions upon lease expiration for both the air frames and engines. The Company recorded a liability for the return conditions of $6.9 million as of December 31, 2011 for four Airbus 319 aircraft, four Airbus 318 aircraft, two Embraer 190 aircraft, and two Embraer 135 aircraft being returned to the lessor. As of December 31, 2010 the Company had recorded a liability for return conditions of $1.9 million for one Q400 aircraft. The Company will record a liability for lease return conditions for the remaining leased aircraft once it is probable and estimable.

Future minimum payments under non-cancelable operating leases are as follows for the years ending December 31 (in millions):

	Aircraft	Other	Total
2012	$ 254.3	$ 21.4	$ 275.7
2013	243.0	21.8	264.8
2014	225.6	18.6	244.2
2015	208.7	13.1	221.8
2016	181.0	10.5	191.5
Thereafter	396.4	47.8	444.2
Total	$ 1,509.0	$ 133.2	$ 1,642.2

As of December 31, 2011, the Company has subleased eleven E145 aircraft to a foreign airline. As of December 31, 2011, the total amount of minimum rentals to be received in the future under non-cancelable subleases is $48.0 million. During the years ended December 31, 2011, 2010, and 2009, the Company recognized $13.2 million, $14.7 million and $12.2 million, respectively, of sublease income that is included in cargo and other revenue in the consolidated statements of operations.

As of December 31, 2011, the Company had firm orders to purchase forty CS300 aircraft that have scheduled delivery dates beginning in early 2015 and continuing through 2017, and sixty Airbus NEO 320 aircraft and twenty Airbus NEO 319 aircraft that have scheduled delivery dates beginning in early 2016, and continuing through 2021. The Company also has a commitment to acquire eight spare aircraft engines and expects to take delivery of two engines in 2012, two engines in 2015, three engines in 2016, and one engine beyond 2017.

Future contractual obligations for aircraft and other equipment under firm order (in millions):

	Payments Due By Period						
	2012	2013	2014	2015	2016	Beyond 2017	Total
Debt or lease financed aircraft under purchase obligations	$ 13.0	$ 68.0	$ 0.5	$ 792.2	$ 1,065.9	$ 948.5	$ 2,888.1
Engines under firm orders	9.1	—	—	14.0	21.0	7.0	51.1
Total contractual obligations for aircraft and engines	$ 22.1	$ 68.0	$ 0.5	$ 806.2	$ 1,086.9	$ 955.5	$ 2,939.2

12. CONTINGENCIES

We are subject to certain legal and administrative actions, which we consider routine to our business activities. Management believes that the ultimate outcome of any pending legal matters will not have a material adverse effect on our financial position, liquidity or results of operations.

As previously announced on May 3, 2011, we have undertaken a restructuring initiative at Frontier aimed at reducing costs by an aggregate of $120 million. On June 10, 2011, Frontier reached a tentative agreement with the Frontier pilots (the "Pilots") then represented by the Frontier Airlines Pilot Association ("FAPA"), pursuant to which FAPA agreed in principle to the restructuring of certain wages and benefits. On June 17, 2011, the tentative agreement was ratified by the Pilots.

The restructuring agreement included, among other things, (i) the postponement of certain pay increases, (ii) reduced Company contributions to the Pilots' 401(k) plan, (iii) reduced accruals for vacation days and sick days and (iv) an extension of the collective bargaining agreement by two years (collectively, the "Investment"). In exchange for the Investment, the Frontier pilots will receive an equity stake in Frontier valued at $7.2 million, which vests over the term of the agreement. The Company has agreed to certain other conditions which must be met during the term to continue the Investment by the Frontier pilots. Those conditions include aircraft growth at Frontier, a liquidity raise, subject to suitable market conditions, of at least $70 million by the Company through debt offerings, assets sales, or other financings, material execution of Frontier's restructuring program by the end of 2011, and a good faith effort by the Company to attract equity investment(s) in Frontier that would reduce the Company's ownership of Frontier to a minority interest by December 31, 2014. In addition, the Company has agreed to establish a profit sharing program for Frontier employees. As of December 31, 2011, the Company remains in compliance with these conditions.

On June 28, 2011, the International Brotherhood of Teamsters, Airline Division (the "IBT") replaced FAPA as the representative of Frontier pilots when the IBT was certified as the exclusive bargaining representative of the pilots. On August 3, 2011 the IBT filed suit against the Company and Frontier seeking to have the restructuring agreement declared null and void or, alternatively, seeking that the IBT, manage the equity investment of the Frontier pilots and due to accusations that the Company interfered with the election process.

We believe that these allegations are baseless and that we did not interfere in the election process, which in fact the IBT won. We intend to vigorously defend ourselves and Frontier against this complaint, but there can be no assurance that we will be successful. If we are not successful and the restructuring agreement with our Frontier pilots is declared null and void, Frontier would lose approximately $9 million to $10 million in annual cost savings on average over the next four years, which may have a material adverse effect on our business, financial condition or results of operations.

As of December 31, 2011, approximately 56% of the Company's workforce is employed under union contracts. The union contract for our pilots and our flight attendants, except Frontier's pilots, is currently amendable. The union contracts for our mechanics and tool room attendants, dispatchers, and our material specialists are amendable in 2012.

13. CAPITAL STOCK AND STOCK OPTIONS

In November 2010, the Company's Board of Directors authorized the sale of 13.8 million shares. The Company received net proceeds from this offering of $101.9 million after deducting underwriting discounts, commissions and transaction expenses. We used the net proceeds from this offering of the common stock for general corporate purposes, including to finance a portion of our Embraer 190 aircraft, and to increase our liquidity position.

The following table summarizes common stock activity for the years ended December 31, 2011, 2010, and 2009:

(in millions)	Common Stock		
	2011	2010	2009
Beginning Balance	48.2	34.6	34.6
Stock offering	—	13.8	—
Shares issued for stock options exercised	—	0.3	—
Vesting of restricted stock and other	0.2	(0.5)	—
Ending Balance	48.4	48.2	34.6

Employee Stock Options

The 2002 and 2007 Equity Incentive Plan provides for the granting of up to 5,000,000 shares of our common stock of which 190,547 and 899,542 shares, respectively, remain available for issuance under the plan as of December 31, 2011. Stock options granted typically vest ratably over the term of the employment agreements or between 36 and 48 months and are granted with exercise prices equal to market prices on the date of grant. The options normally expire ten years from the date of grant. Options are typically granted to officers and key employees selected by the Compensation Committee of the Board of Directors and have exercise prices ranging from $3.85 to $20.27.

Non-employee Director Stock Options

The Company also granted options for non-employee directors on the day prior to commencement of the Company's initial public offering at a price equal to the fair market value of the common stock on the date of the grant. These options vested over a 3 year period with 1/24 of the shares vesting monthly for the first 12 months and 1/48 of the shares vesting monthly over the remaining 24 months. Additionally, non-employee directors receive 2,500 options on the first trading day after each annual meeting of stockholders at which he or she is re-elected as a non-employee director. These options vest ratably over 12 months of continuous service. The non-employee options are exercisable until 10 years from the date of grant.

The following table summarizes option activity under the stock option plans as of December 31, 2011:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Term (in years)
Outstanding at January 1, 2011	5,289,919	$ 12.69		
Granted	75,000	5.04		
Exercised	—	—		
Forfeited	(855,082)	13.23		
Outstanding at December 31, 2011	4,509,837	$ 12.46	$ —	6.31
Vested or expected to vest at December 31, 2011	4,379,286	$ 12.68	$ —	6.20
Exercisable at December 31, 2011	3,514,492	$ 14.27	$ —	5.72

The intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was not material.

There were 3,235,752 and 2,744,940 options exercisable at December 31, 2010 and 2009, respectively. The weighted average exercise price for the options exercisable at December 31, 2010 and 2009 was $15.67 and $16.03, respectively. The remaining contractual life for the options outstanding at December 31, 2010 and 2009 was 6.30 years and 7.08 years, respectively.

During the years ended December 31, 2011, 2010 and 2009, $3.2 million ($1.9 million net of tax), $2.9 million ($1.7 million net of tax) and $4.2 million ($2.6 million net of tax), respectively, was charged to expense relating to the stock option plans. The Company has a policy of issuing new common shares to satisfy the exercise of stock options. At December 31, 2011 there was $2.4 million of unrecognized stock-based employee compensation expense for unvested stock options, and the expected remaining expense period is 3.0 years. The Company did not recognize excess tax benefits related to stock option exercises in 2011, 2010 or 2009 since the Company did not have taxable income during these years.

The weighted average grant date fair value of options granted in 2011, 2010 and 2009 was $2.41, $3.15, and $2.32, respectively. The Company estimates the fair value of stock options issued using the Black-Scholes option pricing model. Expected volatilities are based on the historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. Dividends were based on an estimated dividend yield. The risk-free rates for the periods within the contractual life of the option are based on the U.S. Treasury rates in effect at the time of the grant. The forfeiture rate is based on historical information and management's best estimate of future forfeitures. The expected term of options granted is derived from historical exercise experience and represents the period of time the Company expects options granted to be outstanding. Option valuation models require the input of subjective assumptions including the expected volatility and lives. Actual values of grants could vary significantly from the results of the calculations.

The following assumptions were used to value stock option grants during the following periods:

	December 31,		
	2011	**2010**	**2009**
Dividend yield	—	—	—
Expected volatility	60%-61%	60%-61%	58%-63%
Risk-free interest rate	1.2%-2.0%	1.2%-2.0%	2.2%-2.9%
Expected life (in years)	4-5	4-5	4-5

Restricted Stock Grants

Restricted stock awards have been granted to certain of our officers, directors, and key employees. Restricted stock awards are grants of shares of our common stock which typically vest over time (generally three or four years).

Compensation expense for our restricted stock grants was $2.4 million, $1.2 million, and $1.0 million during the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, we have $2.4 million in total unrecognized future compensation expense that will be recognized over the next three or four years relating to awards for 351,792 restricted shares which were issued but which had not yet vested.

A summary of restricted stock activity under the aforementioned plan is as follows:

	Restricted Stock Awards
Unvested at January 1, 2011	556,250
Vested	(239,446)
Issued	50,000
Surrendered	(15,012)
Unvested at December 31, 2011	351,792

The grant date weighted-average fair value per share of restricted stock awards granted during the years ended December 31, 2011, 2010, and 2009, was $5.39, $6.32 and $8.59, respectively. The total fair value of shares vested during the years ended December 31, 2011, 2010, and 2009, was $1.4 million, $1.2 million, and $1.0 million, respectively.

14. INCOME TAXES

The components of the provision for income tax (benefit) expense for the years ended December 31 are as follows (in millions):

	2011	2010	2009
Federal:			
Current	$ (0.1)	$ (2.1)	$ —
Deferred	(78.2)	(2.8)	92.9
Total Federal	(78.3)	(4.9)	92.9
State:			
Current	0.2	0.1	(1.1)
Deferred	(11.9)	(1.3)	8.0
Total State	(11.7)	(1.2)	6.9
Valuation allowance	(0.6)	(3.4)	(0.8)
Expense for uncertain tax positions	—	1.8	0.8
Income tax (benefit) expense	$ (90.6)	$ (7.7)	$ 99.8

A reconciliation of income tax (benefit) expense at the applicable federal statutory income tax rate to the tax provision as reported for the years ended December 31 are as follows (in millions):

	2011	2010	2009
Federal income tax (benefit) expense at statutory rate	$ (84.8)	$ (7.5)	$ 47.7
State income tax (benefit) expense, net of federal benefit (expense)	(7.3)	(0.7)	4.1
Goodwill impairment	—	—	43.2
Valuation allowance	(0.6)	(3.4)	(0.8)
Other	2.1	3.9	5.6
Income tax (benefit) expense	$ (90.6)	$ (7.7)	$ 99.8

The components of deferred tax assets and liabilities as of December 31 are as follows (in millions):

	2011	2010
DEFERRED TAX ASSETS:		
Current:		
Deferred frequent flyer revenue	$ 25.9	$ 19.3
Nondeductible reserves and accruals	23.4	18.7
Total	49.3	38.0
Valuation allowance	(14.0)	(10.9)
Total current deferred tax assets	$ 35.3	$ 27.1
Noncurrent:		
Nondeductible accruals and deferred revenue	$ 43.9	$ 49.1
Deferred frequent flyer revenue	25.9	38.9
Federal and state net operating loss carryforwards, net of liability for uncertain tax positions	483.6	449.0
AMT credits	6.4	8.2
Prepaid rent	4.4	—
Deferred credits and sale leaseback gain	17.7	21.9
Other	13.2	14.7
Total	595.1	581.8
Valuation allowance	(168.5)	(156.0)
Total noncurrent deferred tax assets	426.6	425.8
DEFERRED TAX LIABILITIES:		
Noncurrent:		
Other intangible assets, including slot amortization	(29.9)	(45.8)
Maintenance deposits	(54.1)	(54.8)
Deferred rent	—	(20.2)
Stock basis difference in subsidiary from gain on bargain purchase	(77.4)	(77.4)
Accelerated depreciation and fixed asset basis differences for tax purposes	(618.4)	(662.3)
Total noncurrent deferred tax liabilities	(779.8)	(860.5)
Total net noncurrent deferred tax liabilities	$ (353.2)	$ (434.7)

The Company monitors ongoing tax cases related to its unrecognized tax benefits. None of the unrecognized tax benefits as of December 31, 2011, if recognized, would affect the effective tax rate. The following table reconciles the Company's tax liability for uncertain tax positions for the year ended December 31 (in millions):

	2011	2010	2009
Balance at January 1,	$ 8.1	$ 6.3	$ 5.3
Additions based on tax positions taken in current year	—	—	0.8
Additions based on acquisitions in current year	—	—	0.2
Additions for tax positions taken in prior years	—	2.0	—
Reductions for tax positions of prior years	—	(0.2)	—
Settlements with tax authorities	—	—	—
Balance at December 31,	$ 8.1	$ 8.1	$ 6.3

The following table reconciles the Company's valuation allowance for the year ended December 31 (in millions):

	2011	2010	2009
Balance at January 1,	$ 166.9	$ 200.9	$ 9.5
Additions based on current year acquisitions and 382 limitation	—	—	192.2
Additions based on filing the final pre-acquisition tax returns for Midwest and Frontier	16.2	5.7	—
Reduction of net operating losses previously reserved that were forgone in tax return filings	—	(36.3)	—
Additions (deductions) for change in current year analysis	(0.6)	(3.4)	(0.8)
Balance at December 31,	$ 182.5	$ 166.9	$ 200.9

During 2009, Republic acquired Midwest and Frontier. The future use of the net operating losses ("NOLs") acquired from both companies are limited based on Internal Revenue Code Section 382 due to the change in control that occurred from the acquisitions. Management evaluated the deferred tax assets and determined that more likely than not, certain deferred tax assets would not be utilized and therefore a valuation allowance was required. The net operating losses generated by the Company after the change in control date do not have a related valuation allowance. In conjunction with filing the 2009 tax returns during 2010 for Frontier, the Company decided to forgo $104 million of the net operating losses that were acquired from Frontier. The Company reduced the deferred tax asset for these net operating losses as well as the related valuation allowance when the tax returns were filed during 2010. This adjustment was accounted for as an adjustment to the opening balance sheet for Frontier as a reduction to the net operating losses acquired and a decrease in the opening valuation allowance. As of December 31, 2011, the Company has federal NOL carryforwards totaling $1.4 billion, which begin expiring in 2015, and of which approximately $408.0 million are not expected to be realized prior to expiration mostly due to the limitations under Internal Revenue Code Section 382. Therefore, a valuation allowance has been recorded for these net operating loss carryforwards. In 2011, the Company increased the deferred tax asset for pre-acquisition costs and net operating losses and increased the valuation allowance by the same amount.

Deferred tax assets include benefits expected to be realized from the utilization of alternative minimum tax ("AMT") credit carryforwards of $6.4 million, which do not expire. A valuation allowance of $5.5 million has been recorded against AMT credit carryforwards that were acquired during 2009 as these credits are not expected to be realized.

In connection with Midwest's initial public offering in 1995 (the "Offering"), Midwest and Kimberly-Clark entered into a Tax Allocation and Separation Agreement ("Tax Agreement"). Pursuant to the Tax Agreement, Midwest is treated for tax purposes as if it purchased all of Midwest's assets at the time of the Offering, and as a result, the tax basis of Midwest's assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. Midwest would pay to Kimberly-Clark 90% of the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit). In the event of certain business combinations or other acquisitions involving Midwest, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits, or carryovers of businesses other than those historically conducted by Midwest. These tax benefits will not be realized by the Company as the losses are limited based on Section 382 and a full valuation allowance has been recorded for these NOLs. Therefore, management has determined that no liability is necessary related to this Tax Agreement.

The Company's federal income tax returns for tax years after 1998 remain subject to examination by the Internal Revenue Service ("IRS") and state taxing jurisdictions. The Company is currently under Internal Revenue Service audit for the 2009 tax year. Any adjustments could potentially increase or decrease the Company's net operating loss and change the FIN 48 liability. It is expected that the audit will be completed during 2012 and the Company's NOL's from prior tax years would remain subject to examination by major tax jurisdictions due to our net operating loss carryforwards.

15. RETIREMENT AND BENEFIT PLANS

Defined Contributions Plans — The Company has defined contribution retirement plans covering substantially all eligible employees. The Company matches up to 6% of eligible employees' wages. Employees are generally vested in matching contributions after three years of service with the Company. Employees are also permitted to make pre-tax contributions of up to 90% (up to the annual Internal Revenue Code limit) and after-tax contributions of up to 10% of their annual compensation. The Company's expense under this plan was $9.6 million, $8.2 million, and $3.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Frontier also has established the Frontier Airlines, Inc. Pilots Retirement Plan (the "FAPA Plan") for pilots covered under the collective bargaining agreement with the Frontier Airlines Pilots' Association. The FAPA Plan is a defined contribution retirement plan. Frontier contributes up to 6% of each eligible and active participant's compensation. Contributions begin after a pilot has reached two years of service and the contributions vest immediately. Participants are entitled to begin receiving distributions of all vested amounts beginning at age 59 ½. During the period from October 1, 2009 to December 31, 2009, Frontier recognized compensation expense associated with the contributions to the FAPA Plan of $1.1 million. The recognized compensation expense for the years ended December 31, 2011 and 2010 was $4.1 million and $2.3 million, respectively.

Qualified Defined Benefit Plan — Midwest has one qualified defined benefit plan, the Pilots' Supplemental Pension Plan, as of December 31, 2011. This plan provides retirement benefits to Midwest pilots covered by their collective bargaining agreement. As a result of the remeasurement on the acquisition date of July 31, 2009, all previously existing unrecognized net actuarial gains or losses and unrecognized prior service costs were eliminated for the plan as of July 31, 2009.

The following table sets forth the status of the plan for the year ended December 31, 2011 and 2010 (in millions):

	Midwest Qualified Defined-Benefit Plan		
	Years Ended December 31,		Period From August 1 to December
Change in Projected Benefit Obligation	**2011**	**2010**	**2009**
Net benefit obligation — beginning of period	$ 14.0	$ 11.4	$ 9.7
Service cost	—	—	0.2
Interest cost	0.7	0.7	0.3
Actuarial gain	1.6	2.1	(0.1)
Gross benefits paid	(0.4)	(0.2)	(0.1)
Curtailments	—	—	1.4
Net projected obligation — end of period	$ 15.9	$ 14.0	$ 11.4
Change in Plan Assets			
Fair value of assets — beginning of period	$ 10.1	$ 9.0	$ 8.3
Actual return on plan assets	(0.3)	1.3	0.8
Employer contribution	0.7	—	—
Gross benefits paid	(0.4)	(0.2)	(0.1)
Fair value of plan assets — end of period	$ 10.1	$ 10.1	$ 9.0
Accrued benefit liability (recorded in deferred credits and other noncurrent liabilities)	$ (5.8)	$ (3.9)	$ (2.4)

The accumulated benefit obligation as of December 31, 2011 and 2010 is $15.9 million and $14.0 million, respectively. The net periodic benefit cost of the defined benefit pension plan for the years ended December 31, 2011, 2010, and 2009 was not material. The unamortized net loss, included in accumulated other comprehensive loss as of December 31, 2011 and 2010 was $4.1 million (net of tax of $2.6 million) and $1.5 million (net of tax of $0.9 million), respectively. There was no unamortized net gain or loss as of December 31, 2009.

Expected Cash Flows – In 2012, no significant employer contributions are expected for the defined benefit plan. Total future benefit payments are expected to be approximately $8.5 million over the next several years.

Other Midwest Plans — Midwest provided certain other benefits to its employees. During 2009, curtailment gains of $8.6 million were recognized as a reduction to wages and benefits expense in the consolidated statements of operations due to employee layoffs, furloughs, and other workforce reductions, and reduced the obligation as of December 31, 2009 to $0.2 million. During 2010, these plans were terminated and the impact to the Company's financial condition or results of operations was not material.

16. INTEGRATION COSTS

As a result of the Company's acquisitions of Midwest and Frontier during 2009, the Company has aligned its operations to integrate the business models. These integration costs were all incurred as part of our branded segment and classified as the following: fleet transition and other integration costs, severance, and asset impairment and loss on disposal or sale of assets. Costs are presented in the table below:

	Fleet Transition and Other Integration	Severance	Total	Asset Impairment and Loss on Disposal or Sale of Assets
Accrual balances as of January 1, 2009	$ —	$ —	$ —	
Severance		7.0	7.0	
Other impairment and charges	—	—	—	$ 6.8
Total expense	—	7.0	7.0	
Cash paid		(5.8)	(5.8)	
Accrual balances as of December 31, 2009	$ —	$ 1.2	$ 1.2	
Severance	—	15.5	15.5	
Other impairment and charges	25.0	—	25.0	$ 25.3
Total expense	25.0	15.5	40.5	
Cash paid	(22.8)	(15.9)	(38.7)	
Accrual balances as of December 31, 2010	2.2	0.8	3.0	
Severance	—	0.2	0.2	
Other impairment and charges	0.3	—	0.3	$ 39.8
Total expense	0.3	0.2	0.5	
Cash paid	(2.5)	(1.0)	(3.5)	
Accrual balances as of December 31, 2011	$ —	$ —	$ —	

Fleet transition and other integration costs include the expenses to restore the Airbus A318 and Bombardier Q400 aircraft to the agreed upon return condition per the contract and lease termination costs. These costs are recorded in other operating expenses. Severance expenses are a result of the integration of certain back office functions, as well as system and vendor consolidations and are recorded in other operating expenses. The asset impairment and loss on disposal or sale of assets are due to the write-off of certain trade names and other assets, and maintenance deposits that were forfeited and are recorded in other impairment charges or other expense. The accrual balance for the costs listed above are recorded in accrued liabilities in the consolidated balance sheets as of December 31, 2011 and 2010. The Company does not anticipate any further costs associated with the integration.

17. OPERATING SEGMENT INFORMATION

ASC Topic 280, "*Segments Reporting*," requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by a company's chief operating decision maker in deciding the allocation of resources and assessing performance. The Company concluded that it has three reportable segments, fixed-fee service, branded passenger service, and other.

Fixed-fee services are typically operated under an agreement with a domestic network airline partner. As of December 31, 2011, substantially all fixed-fee service revenues are derived from code-share agreements with US Airways, Delta, American, United, and Continental. Termination of any of these code-share agreements could have a material adverse effect on the Company's financial position, results of operations and cash flows. During the years ended December 31, 2011, 2010, and 2009, Delta was approximately 20%, 18% and 19%, US Airways was approximately 36%, 38%, and 33%, and United was approximately 33%, 31%, and 29% of the Company's fixed-fee service revenue, respectively. During the year ended December 31, 2009, the Company recorded an impairment of goodwill and other impairment charges of $13.3 million, related to the fixed-fee service segment.

The Company's branded operations relate to the passenger service revenues and expenses generated under the Company's brands: Frontier and Midwest. During the years ended December 31, 2010 and 2009, the Company recorded an impairment of goodwill and other impairment charges of $11.5 million and $100.4 million, respectively, related to the branded operations segment. As a result of the purchase allocation from the acquisition of Frontier, the Company recognized a gain on bargain purchase of $203.7 million related to the branded operations segment in 2009.

The Other segment consists of slot leasing activities, charter operations, and idle or unallocated aircraft not currently assigned to the fixed-fee or branded operations. The Other segment also includes the activities associated with subleasing activities, and the related aircraft rents, depreciation expense and interest expense on idle, unallocated, or subleased aircraft.

The Company evaluates segment performance based on several factors, of which the primary financial measure is income (loss) before income taxes. However, the Company does not manage the business or allocate resources solely based on segment operating income or loss, and scheduling decisions of the Company's chief operating decision maker are based on each segment's contribution to the overall network. All intersegment revenues and expenses are eliminated within the segments. Total operating revenues of fixed-fee service and branded passenger service include some amounts classified as cargo and other revenue on consolidated statements of operations. The Company allocates assets and liabilities by aircraft assigned to each segment.

Segment financial information for the years ended December 31, 2011, 2010, and 2009 for the Company's operating segments is as follows (in millions):

Year Ended December 31, 2011	Fixed-fee	Branded	Other	Total
Total operating revenue	$ 1,080.2	$ 1,765.4	$ 18.9	$ 2,864.5
Aircraft fuel	102.5	718.6	—	821.1
Depreciation and amortization	130.8	63.3	6.1	200.2
Other impairment charge [2]	160.0	8.3	22.8	191.1
Income (loss) before income taxes	(89.4)	(135.5)	(17.5)	(242.4)
Total assets[1]	2,294.5	1,487.7	119.5	3,901.7
Total debt[1]	1,795.1	455.9	108.1	2,359.1

[1]The aircraft that are currently listed as spares at the Company are classified in the fixed-fee segment for assets and debt. These aircraft operated throughout December and therefore the Company believes that the appropriate classification is the fixed-fee segment.

[2] In December 2011, we recorded a $191.1 million impairment charge primarily related to our decision to substantially reduce the flying completed by the ERJ 135/140/145 fleet over the next year by temporarily parking these aircraft. In evaluating these aircraft and other equipment for impairment, we estimated their fair value by utilizing a market approach considering (1) published market data generally accepted in the airline industry, (2) recent market transactions, where available, and (3) the overall condition and age of the aircraft and other equipment. During the year ended December 31, 2011, the Company recorded impairment of $160.0 million on aircraft and other equipment in the fixed fee business, $22.8 million on aircraft that are operated for charter service in the other segment, $5.1 million of impairment on assets held for sale in the branded segment, and $3.2 million of impairment on inventory related to branded aircraft.

Year Ended December 31, 2010	Fixed-fee	Branded	Other	Total
Total operating revenue	$ 1,030.4	$ 1,604.5	$ 18.8	$ 2,653.7
Aircraft fuel	67.6	549.2	0.1	616.9
Depreciation and amortization	124.4	73.4	6.7	204.5
Other impairment charge	—	11.5	—	11.5
Income (loss) before income taxes	77.2	(99.4)	0.7	(21.5)
Total assets	2,812.2	1,324.0	212.5	4,348.7
Total debt	2,238.7	249.7	89.3	2,577.7

Year Ended December 31, 2009	Fixed-fee	Brand	Other	Total
Total operating revenue	$ 1,180.4	$ 444.3	$ 17.5	$ 1,642.2
Aircraft fuel	91.3	144.9	0.4	236.6
Depreciation and amortization	132.4	21.9	9.3	163.6
Other impairment charge	—	8.8	—	8.8
Income (loss) before income taxes	86.7	57.9	(8.4)	136.2
Total assets	2,549	1,672.7	228.8	4,450.5
Total debt	1,830.7	780.2	193.3	2,804.2

18. VALUATION AND QUALIFYING ACCOUNTS

(amounts in millions) Description	Balance at Beginning of Year	Additions Charged to Expense	Deductions	Balance at End of Year
Allowance for doubtful accounts receivables:				
12/31/2011	$ 1.2	$ —	$ (0.6) [1]	$ 0.6
12/31/2010	0.7	1.7	(1.2) [1]	1.2
12/31/2009	2.0	0.3	(1.6) [1]	0.7
Valuation allowance on notes receivable:				
12/31/2011	$ —	$ —	$ —	$ —
12/31/2010	—	—	—	—
12/31/2009	1.5	3.0	(4.5) [2]	—

(1) Uncollectible accounts written off net of recoveries, if any.

(2) Valuation allowance from Mokulele notes receivable was eliminated upon consolidation of Mokulele.

19. SUBSEQUENT EVENTS

On January 26, 2012, Republic Airways Holdings Inc. (the "Company") announced the appointment of David Siegel as CEO, President, and interim Chief Operating Officer of Frontier Airlines, Inc. ("Frontier"), a wholly owned subsidiary of the Company, effective January 30, 2012.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

We maintain "disclosure controls and procedures", as such term is defined under Securities Exchange Act Rule 13a-15 (e), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have carried out an evaluation, as of the end of the period covered by this report, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Changes in Internal Control

During the quarter ended December 31, 2011, we did not make any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on that evaluation, the Company's management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The Company's effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, which also audited our Consolidated Financial Statements. Deloitte & Touche LLP's report on the Company's effectiveness of internal control over financial reporting appears on page 53.

Our independent registered public accountants, Deloitte & Touche LLP, audited the consolidated financial statements included in this annual report on Form 10-K and have issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The information set forth under the caption "Proposal No. 1—Election of Directors" in the Company's definitive Proxy Statement to be used in connection with the 2012 Annual Meeting of Stockholders is incorporated herein by reference.

Executive Officers

See "Part I—Executive Officers of the Company."

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of SEC Regulation S-K. This Code of Ethics applies to our principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics is publicly available on our website at *www.rjet.com*. If we make substantive amendments to this Code of Ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K within four days of such amendment or waiver.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors, and greater than ten percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based upon a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers, directors and greater than ten percent beneficial owners, we believe that during fiscal 2011 all Section 16(a) filing requirements applicable to our executive officers, directors and greater than ten percent beneficial owners were complied with except for two late filings with respect to transactions by each of Robert H. Cooper and Bryan K. Bedford.

Corporate Governance

The information set forth under the caption "Corporate Governance" in the Company's definitive Proxy Statement to be used in connection with the 2012 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement to be used in connection with the 2012 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Beneficial Ownership of Common Stock by Certain Stockholders and Management" in the Company's definitive Proxy Statement to be used in connection with the 2012 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement to be used in connection with the 2012 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under "Audit Matters" in the Company's definitive proxy statement to be used in connection with the 2012 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES

(a) **Documents filed as part of this report:**

Report of Independent Registered Public Accounting Firm, Financial Statements: Consolidated Balance Sheets as of December 31, 2011 and 2010, Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009 and Notes to Consolidated Financial Statements.

(b) **Exhibits**

Exhibit No.	Description
1.1	Form of Purchase Agreement.(viii)
1.2	Underwriting Agreement, dated as of November 11, 2010, by and among the Company, Goldman, Sachs & Co. and Deutsche Bank Securities, as representatives of the underwriters named therein. (xlvi)
3.1	Amended and Restated Certificate of Incorporation.(i)
3.2	Amended and Restated Bylaws.(l)
4.1	Specimen Stock Certificate.(i)
10.1	2002 Equity Incentive Plan.(xxiv)
10.1(a)	Restricted Stock Agreement.(xx)
10.1(b)	2007 Equity Incentive Plan.(xxiv)
10.2	Form of Option Agreement for Non-Employee Directors.(i)
10.3	Form of Option Agreement for Officers.(i)
10.3(a)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Bryan K. Bedford, dated as of December 27, 2004.(v)
10.3(b)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Bryan K. Bedford, dated as of December 27, 2004.(v)
10.3(c)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Robert Hal Cooper, dated as of December 27, 2004.(v)
10.3(d)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Robert Hal Cooper, dated as of December 27, 2004.(v)
10.3(e)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Wayne C. Heller, dated as of December 27, 2004.(v)
10.3(f)	Stock Option Agreement Pursuant to the Republic Airways Holdings Inc. 2002 Equity Incentive Plan, by and between Republic Airways Holdings Inc. and Wayne C. Heller, dated as of December 27, 2004.(xxiii)
10.4†	Amended and Restated Regional Jet Air Services Agreement, dated as of June 12, 2002, by and between AMR Corporation and Chautauqua Airlines, Inc.(i)
10.4(a)	Letter Agreement between AMR Corporation and Chautauqua Airlines, Inc. dated July 30, 2002.(i)
10.4(b)†	Side Letter Agreement, dated as of March 26, 2003, by and between AMR Corporation and Chautauqua Airlines, Inc.(i)
10.4(c)†	Amendment to Amended and Restated Air Services Agreement, by and between AMR Corporation and Chautauqua Airlines, Inc., dated as of October 28, 2003.(i)
10.4(d)†	Amendment to the Amended and Restated Air Services Agreement, by and between AMR Corporation and Chautauqua Airlines, Inc., dated as of October 23, 2008. (xxxiii)

10.5	Office Lease Agreement, by and between College Park Plaza, LLC and Republic Airways Holdings Inc., dated as of April 23, 2004.(i)
10.6†	Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of March 19, 1999.(i)
10.6(a)†	First Amendment to the Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of September 6, 2000.(i)
10.6(b)†	Second Amendment to the Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of September 20, 2000.(i)
10.6(c)†	Third Amendment to the Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of July 11, 2001.(i)
10.6(d)†	Fourth Amendment to the Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of December 18, 2002.(i)
10.6(e)†	Amended and Restated Chautauqua Jet Service Agreement between US Airways, Inc. and Chautauqua Airlines, Inc. dated April 26, 2005.(xiii)
10.6(f)†	First Amendment to Amended and Restated Chautauqua Jet Service Agreement, by and between US Airways, Inc. and Chautauqua Airlines, Inc., dated as of July 21, 2006.(xix)
10.7	Agreement between Chautauqua Airlines, Inc. and Teamsters Airline Division Local 747 representing the Pilots of Chautauqua Airlines, dated as of October 17, 2003.(i)
10.8	Agreement between Chautauqua Airlines, Inc. and the Flight Attendants of Chautauqua Airlines, Inc. as represented by the Airline Division, International Brotherhood of Teamsters, AFL-CIO, dated as of March 9, 1999.(i)
10.9	Agreement between Chautauqua Airlines, Inc. and the Flight Dispatchers in the employ of Chautauqua Airlines, Inc. as represented by Transport Workers Union of America, AFL-CIO, dated as of June 1, 2007.(xxvi)
10.10	Agreement between Chautauqua Airlines, Inc. and the Passenger and Fleet Service Employees in the service of Chautauqua Airlines, Inc. as represented by the International Brotherhood of Teamsters, dated as of December 15, 1999.(i)
10.11	Agreement among Republic Airways Holdings Inc., Chautauqua Airlines, Inc. and Solitair Corp., dated as of February 12, 2002.(i)
10.12†	EMB-145LR Amended and Restated Purchase Agreement Number GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of April 19, 2002.(i)
10.12(a)†	Partial Assignment and Assumption of Purchase Agreement GCT-025/98, by and between Republic Airways Holdings Inc. and Solitair Corp., and consented to by Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of April 18, 2002.(i)
10.12(b)†	Amendment Number 1 to Amended and Restated Purchase Agreement GCT-025/98 between Republic Airways Holdings Inc and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of June 7, 2002.(i)
10.12(c)†	Amendment Number 2 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of July 25, 2002.(i)
10.12(d)†	Amendment Number 3 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of December 18, 2002.(i)
10.12(e)†	Amendment Number 4 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of May 30, 2003.(i)
10.12(f)†	Amendment Number 5 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of September 30, 2003.(i)
10.12(g)†	Amendment Number 6 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of October 31, 2003.(i)
10.12(h)†	Amendment Number 7 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of December 31, 2003.(i)
10.12(i)†	Amendment Number 8 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of February 16, 2004.(i)
10.12(j)†	Amendment Number 9 to Amended and Restated Purchase Agreement GCT-025/98, by and between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of May 24, 2004.(viii)
10.12(l)†	Amendment Number 10 to Amended and Restated Purchase Agreement GCT-025/98, by and between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of January 17, 2005.(vii)
10.12(m)†	Amendment No. 11 to Amended and Restated Purchase Agreement GCT-025/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated May 31, 2005.(xiii)
10.13†	Amended and Restated Letter Agreement GCT-026/98, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airways Holdings Inc., dated as of April 19, 2002.(i)

10.13(a)†	Amendment Number 1 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of June 7, 2002.(i)
10.13(b)†	Amendment Number 2 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of July 25, 2002.(i)
10.13(c)†	Amendment Number 3 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of August 29, 2002.(i)
10.13(d)†	Amendment Number 4 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of December 10, 2002.(i)
10.13(e)†	Amendment Number 5 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of April 30, 2003.(i)
10.13(f)†	Amendment Number 6 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of May 30, 2003.(i)
10.13(g)†	Amendment Number 7 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of December 31, 2003.(i)
10.13(h)†	Amendment Number 8 to Amended and Restated Letter Agreement GCT-026/98 between Republic Airways Holdings Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of March 22, 2004.(i)
10.14	Amended and Restated Registration Rights Agreement, dated as of June 7, 2002, by and among Republic Airways Holdings Inc., Imprimis Investors, LLC, Wexford Spectrum Fund I, L.P., Wexford Offshore Spectrum Fund, Wexford Partners Investment Co. LLC, WexAir LLC, and Delta Air Lines, Inc.(i)
10.15	Loan and Security Agreement, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc., dated as of December 9, 1998.(i)
10.16	Consolidated Amendment No. 1 to Loan and Security Agreement, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc., dated as of March 27, 2002.(i)
10.16(a)†	Amendment No. 3 to Loan and Security Agreement, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc., dated as of October 30, 2003.(i)
10.16(b)	Amendment No. 4 to Loan and Security Agreement, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc., dated as of January 9, 2004.(i)
10.16(c)	Amendment No. 8 to Loan and Security Agreement, by and between Bank of America, N.A. (successor by assignment to Fleet Capital Corporation) and Chautauqua Airlines, Inc., dated as of November 2, 2005.(xvi)
10.16(d)	Amendment No. 9 to Loan and Security Agreement, by and between Bank of America, N.A. (successor by assignment to Fleet Capital Corporation) and Chautauqua Airlines, Inc., dated as of January 12, 2006.(xvii)
10.16(e)	Amendment No. 10 to Loan and Security Agreement, by and between Bank of America, N.A. (successor by assignment to Fleet Capital Corporation) and Chautauqua Airlines, Inc., dated as of March 22, 2006.(xvii)
10.16(f)	Joinder and Consolidated Amendment to Loan and Security Agreement, by and among Bank of America, N.A., Chautauqua Airlines, Inc., Republic Airways Holdings Inc., Republic Airline Inc. and Shuttle America Corporation, dated as of May 15, 2006.(xviii)
10.16(g)	Amendment No. 2 to Loan and Security Agreement, by and among Bank of America, N.A., Chautauqua Airlines, Inc., Republic Airways Holdings Inc., Republic Airline Inc. and Shuttle America Corporation, dated as of March 21, 2007.(xxiv)
10.17	Amendment No. 1 to the Term Note, dated as of March 27, 2002, by and between Fleet Capital Corporation and Chautauqua Airlines, Inc.(i)
10.18	Lease Agreement by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc. dba US Airways Express, dated as of June 17, 1994.(i)
10.18(a)	First Amendment to Office Lease Agreement, by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of July 17, 1998.(i)
10.18(b)	Second Amendment to Office Lease Agreement, by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of October 2, 1998.(i)
10.18(c)	Third Amendment to Office Lease Agreement, by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of November 6, 1998.(i)
10.18(d)	Fourth Amendment to Office Lease Agreement, by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of September 3, 1999.(i)
10.19	Letter Agreement by and between the Indianapolis Airport Authority and Chautauqua Airlines, Inc., dated as of July 17, 2000, amending Lease Agreement for office space.(i)
10.20†	Loan Agreement between Chautauqua Airlines, Inc. and Agência Especial de Financiamento Industrial (FINAME), dated as of December 27, 2001. There are fourteen additional Loan Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)

10.21	Aircraft Security Agreement between Chautauqua Airlines, Inc. as Borrower and JPMorgan Chase Bank as Security Trustee, dated as of December 27, 2001. There are fourteen additional Aircraft Security Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.22	Security Agreement Supplement No. 1 between Chautauqua Airlines, Inc. as Borrower and JPMorgan Chase Bank as Security Trustee, dated as of January 17, 2002. There are fourteen additional Security Agreement Supplements No. 1 which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.23†	Securities Account Control Agreement among Chautauqua Airlines, Inc. as Debtor, Agência Especial de Financiamento Industrial (FINAME) as Lender, and JPMorgan Chase Bank as Securities Intermediary and Security Deposit Trustee, dated as of December 27, 2001. There are fourteen additional Securities Account Control Agreements which are substantially identical in all material respects except as indicated on the exhibit. (i)
10.24†	Security Deposit Agreement, among Chautauqua Airlines, Inc. as Debtor, Agência Especial de Financiamento Industrial (FINAME) as Lender, and JPMorgan Chase Bank as Securities Intermediary and Security Deposit Trustee, dated as of December 27, 2001. There are fourteen additional Security Deposit Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.25†	Funding Agreement between Chautauqua Airlines, Inc. and Agência Especial de Financiamento Industrial (FINAME), dated as of December 27, 2001. There are eleven additional Funding Agreements which are substantially identical in all material respects except as indicated on the exhibit.(i)
10.25(a)†	First Amendment to the Funding Agreement, dated as of June 11, 2002, by and between Chautauqua Airlines, Inc. and Agência Especial de Financiamento Industrial.(i)
10.26	Agreement, dated as of June 7, 2002, by and between Republic Airways Holdings Inc. and Delta Air Lines, Inc. (i)
10.27	Amendment No. 1 to Agreement between Republic Airways Holdings Inc. and Delta Air Lines, Inc., dated October 1, 2003.(i)
10.28	Warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of June 7, 2002.(i)
10.28(a)	Warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of February 7, 2003.(i)
10.28(b)	Warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of October 1, 2003.(i)
10.28(c)	Warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of March 10, 2004.(i)
10.28(d)	Warrant Surrender Agreement, by and between Republic Airways Holdings Inc. and Delta Air Lines, Inc., dated as of December 22, 2004.(iv)
10.28(e)	Form of Warrant to Purchase Shares of Common Stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc., dated as of December 22, 2004.(iv)
10.29	Form of warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc.(i)
10.30	Form of warrant to purchase shares of common stock of Republic Airways Holdings Inc. issued to Delta Air Lines, Inc.(i)
10.31†	Delta Connection Agreement, dated as of June 7, 2002, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc., and Republic Airways Holdings Inc.(i)
10.31(a)†	Amendment No. 1 to Delta Connection Agreement, dated as of February 7, 2003, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc., and Republic Airways Holdings Inc.(i)
10.31(b)†	Amendment Number Two to Delta Connection Agreement, dated September 30, 2003, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc.(i)
10.31(c)†	Amendment Number Three to Delta Connection Agreement, dated March, 2004, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc.(i)
10.31(d)†	Amendment No. 4 to Delta Connection Agreement by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc., dated as of August 12, 2004.(iii)
10.31(e)†	Amendment Number Five to Delta Connection Agreement, as amended, among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc., dated as of December 22, 2004.(iv)
10.31(f)†	Amendment Number Six to Delta Connection Agreement, by and among Delta Air Lines, Inc., Chautauqua Airlines, Inc. and Republic Airways Holdings Inc., dated as of March 12, 2007.(xxiii)
10.31(g)†	Letter Agreement, by and among Delta Airlines, Inc., Republic Airways Holdings Inc., Chautauqua Airlines, Inc. and Shuttle America Corp., dated as of July 28, 2008.(xxxiii)
10.32	Amended Promissory Note of Republic Airways Holdings Inc. (FKA Wexford Air Holdings Inc.) (FKA Wexford III Corp.), dated as of May 14, 2003, in favor of WexAir LLC in the principal amount of $20,391,996.04.(i)

10.33	Third Amended and Restated Employment Agreement, dated as of November 2, 2010, by and between the Comapny and Bryan K. Bedford. (xliii)
10.34	Third Amended and Restated Employment Agreement, dated as of November 2, 2010, by and between the Comapny and Wayne C. Heller. (xlii)
10.35	Employment Agreement, dated April 12, 2011, by and between the Company and Timothy P. Dooley. (xlix)
10.36	Employment Agreement, dated April 12, 2011, by and between the Company and Lars-Erik Arnell. (xlix)
10.37	Office/Shop Space Permit by and between Signature Combs and Chautauqua Airlines, Inc., dated as of January 16, 2001.(i)
10.38	Hangar and Office Lease by and between AMR Combs, Inc. and Chautauqua Airlines, Inc., dated as of December 22, 1998.(i)
10.39†	Purchase Agreement DCT-014/2004, by and between Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of March 19, 2004.(i)
10.39(a)†	Amendment No. 1 to Purchase Agreement DCT-014/2004, by and between Embraer — Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of April 28, 2004.(ii)
10.39(b)†	Amendment No. 2 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of dated July 8, 2004.(iii)
10.39(c)†	Amendment No. 3 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of July 30, 2004.(iii)
10.39(d)†	Amendment No. 4 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of August 11, 2004.(iii)
10.39(e)†	Amendment No. 5 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of September 29, 2004.(iii)
10.39(f)†	Amendment No. 6 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 9, 2004.(viii)
10.39(g)†	Amendment No. 7 to Purchase Agreement DCT-014/2004 between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of December 23, 2004.(viii)
10.39(h)†	Amendment No. 8 to Purchase Agreement DCT-014/2004, by and between Embraer—Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of February 28, 2005. (x)
10.39(i)†	Amendment No. 9 to Purchase Agreement DCT-014/2004, by and between Embraer—Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of March 31, 2005. (x)
10.39(j)†	Amendment No. 10 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasilicica de Aeronáutica S.A. and Republic Airline Inc., dated as of April 30, 2005. (xiii)
10.39(k)†	Amendment No. 11 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of August 30, 2005. (xv)
10.39(l)†	Amendment No. 12 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of October 7, 2005.(xvi)
10.39(m)†	Amendment No. 13 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of October 18, 2005.(xvi)
10.39(n)†	Amendment No. 14 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 9, 2005.(xvi)
10.39(o)†	Amendment No. 15 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of April 24, 2006.(xviii)
10.39(p)†	Amendment No. 16 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of July 21, 2006.(xix)
10.39(q)†	Amendment No. 17 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 14, 2006.(xx)
10.39(r)†	Amendment No. 18 to Purchase Agreement DCT-014/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of January 12, 2007.(xxiii)
10.39(s)†	Amendment No. 19 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of June 22, 2007.(xxv)
10.39(t)†	Amendment No. 20 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of October 18, 2007.(xxix)
10.39(u)†	Amendment No. 21 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of June 5, 2008.(xxxii)
10.39(v)†	Amendment No. 22 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of September 5, 2008.(xxxiii)

10.39(w)†	Amendment No. 23 to Purchase Agreement DCT-014/2004 by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 10, 2008. (xxxiv)
10.40†	Letter Agreement DCT-015/2004, by and between Republic Airline Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of March 19, 2004.(i)
10.40(a)†	Amendment No. 1 to Letter Agreement DCT-015/2004, by and between Republic Airline Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of July 8, 2004.(viii)
10.40(b)†	Amendment No. 2 to Letter Agreement DCT-015/2004, by and between Republic Airline Inc. and Embraer-Empresa Brasileira de Aeronáutica S.A., dated as of December 23, 2004.(viii)
10.40(c)†	Amendment No. 3 to Letter Agreement DCT-015/2004, by and between Embraer—Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of February 28, 2005.(x)
10.40(d)†	Amendment No. 4 to Letter Agreement DCT-015/2004, by and between Embraer—Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of April 13, 2005.(x)
10.40(e)†	Amendment No. 5 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasilicica de Aeronáutica S.A. and Republic Airline Inc., dated as of April 30, 2005.(xiii)
10.40(f)†	Amendment No. 6 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline, Inc., dated as of October 18, 2005.(xvi)
10.40(g)†	Amendment No. 7 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline, Inc., dated as of November 9, 2005.(xvi)
10.40(h)†	Amendment No. 8 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of July 21, 2006.(xix)
10.40(i)†	Amendment No. 9 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of September 19, 2006.(xx)
10.40(j)†	Amendment No. 10 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 14, 2006.(xx)
10.40(k)†	Amendment No. 11 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of May 29, 2007.(xxvi)
10.40(l)†	Amendment No. 12 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of June 22, 2007.(xxv)
10.40(m)†	Amendment No. 13 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of October 18, 2007.(xxx)
10.40(n)†	Amendment No. 14 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of June 5, 2008.(xxxii)
10.40(o)†	Amendment No. 15 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of September 5, 2008.(xxxiii)
10.40(p)†	Amendment No. 16 to Letter Agreement DCT-015/2004, by and between Embraer-Empresa Brasileira de Aeronáutica S.A. and Republic Airline inc., dated as of November 10, 2008.(xxxiv)
10.41†	United Express Agreement, by and between United Air Lines, Inc. and Shuttle America Corp., dated as of December 28, 2006.(xx)
10.41(a)†	First Amendment to United Express Agreement, by and between United Air Lines, Inc. and Shuttle America Corp., dated as of August 21, 2007.(xxix)
10.42	Amendment No. 1 to United Express Agreement, by and between United Air Lines, Inc. and Chautauqua Airlines, Inc., dated as of July 6, 2004.(ii)
10.43†	Letter Agreement, by and between United Air Lines, Inc. and Republic Airways Holdings Inc., dated as of February 13, 2004.(i)
10.43(a)†	Letter Agreement, by and between United Air Lines, Inc. and Republic Airways Holdings Inc., dated as of July 7, 2004.(ii)
10.44	Lease Agreement, by and between Chautauqua Airlines, Inc. and the Indianapolis Airport Authority, dated as of December 17, 2004.(viii)
10.45†	Delta Connection Agreement, dated as of January 13, 2005, by and among Delta Air Lines, Inc., Republic Airline Inc. and Republic Airways Holdings Inc.(vi)
10.45(a)†	Amendment Number One to Delta Connection Agreement, by and among Delta Air Lines, Inc., Shuttle America Corp. (as assignee of Republic Airline Inc.) and Republic Airways Holdings Inc., dated as of March 12, 2007. (xxiii)
10.45(b)†	Amendment Number Two to Delta Connection Agreement, by and among Delta Airlines, Inc., Shuttle America Corp. (as assignee of Republic Airline Inc.) and Republic Airways Holdings Inc., dated as of August 21, 2007. (xxx)

10.45(c)†	Letter Agreement, by and among Delta Airlines, Inc., Republic Airways Holdings Inc., Chautauqua Airlines, Inc. and Shuttle America Corp., dated as of March 12, 2007.(xxiii)
10.45(d)†	Amendment Number Three to Delta Connection Agreement, by and among Delta Airlines, Inc., Shuttle America Corp. (as assignee of Republic Airline, Inc.) and Republic Airways Holdings, Inc., dated as of January 31, 2011. (xlviii)
10.45(e)††	Amendment Number Four to Delta Connection Agreement, by and among Delta Airlines, Inc., Shuttle America Corp. (as assignee of Republic Airline, Inc.) and Republic Airways Holdings Inc., dated as of April 26, 2011.
10.46	Stock Purchase Agreement, dated May 6, 2005, by and among Republic Airways Holdings, inc., Shuttle America Corporation and Shuttle Acquisition LLC.(ix)
10.47	Promissory Note in the principal amount of $1,000,000 dated May 6, 2005, made by Republic Airways Holdings Inc. payable to Shuttle Acquisition LLC.(ix)
10.48†	Investment Agreement dated as of March 15, 2005 among Wexford Capital LLC, Republic Airways Holdings Inc., US Airways Group, Inc. and US Airways, Inc.(x)
10.49	Letter dated June 23, 2005 from US Airways Group, Inc. and US Airways, Inc.(xi)
10.50	Amendment No. 3 to United Express Agreement between United Airlines, Inc. and Republic Airline Inc. and Amendment No. 2 to United Express Agreement between United Airlines, Inc. and Chautauqua Airlines, Inc. dated as of June 22, 2005.(xii)
10.51	Agreement between Chautauqua Airlines, Inc. and the Flight Attendants in the service of Chautauqua Airlines, Inc. as represented by the International Brotherhood Of Teamsters, AFL-CIO, dated as of September 1, 2005. (xiv)
10.52(a)†	Republic Jet Service Agreement, by and between US Airways, Inc. and Republic Airline Inc., dated as of September 2, 2005.(xv)
10.52(b)†	Amendment Number One to Republic Jet Service Agreement, by and between US Airways, Inc. and Republic Airline Inc., dated as of September 21, 2005.(xv)
10.52(c)†	Second Amendment to Republic Jet Service Agreement, by and between US Airways, Inc. and Republic Airline Inc., dated as of July 21, 2006.(xix)
10.52(d)†	Third Amendment to Republic Jet Service Agreement, by and between US Airways, Inc. and Republic Airline Inc., dated as of December 19, 2006.(xxi)
10.53†	Global Aircraft Transaction Agreement, by and between Republic Airways Holdings Inc. and US Airways, Inc., dated as of September 21, 2005.(xv)
10.54†	Commuter Slot Option Agreement, by and between Republic Airways Holdings Inc. and US Airways, Inc., dated as of September 22, 2005.(xv)
10.55†	Capacity Purchase Agreement, by and between Continental Airlines, Inc., Republic Airways Holdings Inc. and Chautauqua Airlines, Inc., dated as of July 21, 2006.(xix)
10.55(a)†	First Amendment to the Capacity Purchase Agreement, by and among Continental Airlines, Inc., Republic Airways Holdings Inc. and Chautauqua Airlines, Inc., dated as of January 8, 2007.(xxiii)
10.56	Amended and Restated Secured Super Priority Debtor In Possession Credit Agreement dated April 1, 2009. (xxxiv)
10.56(a)	Second Amended and Restated Investment Agreement dated August 13, 2009 by and among Frontier Airlines Holdings, Inc. and its subsidiaries, Frontier Airlines, Inc. and Lynx Aviation, Inc. (xxxv)
10.56(b) †	Credit Agreement among Frontier Airlines, Inc., Republic Airways Holdings Inc., Lynx Aviation, Inc. and Airbus Financial Services, dated as of October 30, 2009. (xxxvi)
10.57	Evidence of Transfer of Claim by Republic Airways Holdings Inc. in favor of JPMorgan Chase Bank, N.A., dated as of April 11, 2007.(xxiii)
10.58	Stock Purchase Agreement, dated as of March 16, 2007, by and between Republic Airways Holdings Inc. and WexAir LLC.(xxi)
10.59	Stock Purchase Agreement, dated as of September 4, 2007, by and between Republic Airways Holdings Inc. and WexAir RJET LLC.(xxvi)
10.60	Stock Purchase Agreement, dated as of September 11, 2007, by and between Republic Airways Holdings Inc. and WexAir RJET LLC.(xxvii)
10.61	Stock Purchase Agreement, dated as of October 26, 2007, by and between Republic Airways Holdings Inc. and WexAir RJET LLC.(xxvii)
10.62†	Airline Services Agreement, among Midwest Airlines, Inc., Republic Airline Inc., Midwest Air Group, Inc. (in a limited capacity) and Republic Airways Holdings Inc. (in a limited capacity), dated September 3, 2008.(xxxiii)
10.62(a)	Amended and Restated Senior Secured Credit Agreement, among Midwest Airlines, Inc., Midwest Air Group, Inc., its subsidiaries, Wells Fargo Bank Northwest, National Association and the lenders party thereto, dated as of September 3, 2008.(xxxiv)

10.62(b)	Amendment No. 1 to Amended and Restated Senior Secured Credit Agreement, among Midwest Airlines, Inc., Midwest Air Group, Inc., its subsidiaries, Wells Fargo Bank Northwest, National Association and the lenders party thereto, dated as of October 28, 2008.(xxxiv)
10.62(c)†	Amendment No. 1 to Airline Services Agreement, among Midwest Airlines, Inc., Republic Airline Inc., Midwest Air Group, Inc. and Republic Airways Holdings Inc., dated May 15, 2009. (xxxvii)
10.62(d)†	Amendment No. 3 to the Amended and Restated Senior Secured Credit Agreement, dated as of September 3, 2008, among Midwest Airlines, Inc., Midwest Air Group, Inc., each of the subsidiaries of Midwest from time to time party thereto, each lender from time to time party thereto (including Republic Airways Holdings Inc.), Wells Fargo Bank Northwest, National Association, as administrative agent and Wells Fargo, as collateral agent, dated as of June 2, 2009. (xxxix)
10.62(e)†	Amendment No. 2 to the Airline Services Agreement dated as of September 3, 2008 among Midwest Airlines, Inc., Republic Airline Inc., Midwest Air Group, Inc. and Republic Airways Holdings Inc., dated as of June 3, 2009. (xxxix)
10.62(f)	Agreement and Plan of Merger, by and among Republic Airways Holdings Inc., RJET Acquisition, Inc. and Midwest Air Group, Inc., dated as of June 23, 2009. (xl)
10.62(g)	Investment Agreement, by and among TPG Midwest US V, LLC, TPG Midwest International V, LLC and Republic Airways Holdings Inc., dated as of June 23, 2009. (xl)
10.63†	Credit Agreement, by and between US Airways, Inc. and Republic Airways Holdings Inc., dated as of October 20, 2008.(xxxiii)
10.63(a)†	Amendment to the Credit Agreement, by and between US Airways, Inc. and Republic Airways Holdings Inc., dated as of December 19, 2008.(xxxiv)
10.64	Employment Agreement by and between Republic Airways Holdings Inc. and Sean Menke, dated as of October 2, 2009.(xli)
10.65†	Purchase Agreement No. PA-C006, by and between Bombardier Inc. and Republic Airways Holdings Inc., dated as of February 24, 2010.(xliv)
10.66†	Credit Agreement by and among Chautauqua Airlines, Inc., Republic Airways Holdings Inc. and certain lenders, dated as of March 26, 2010.(xliv)
10.67†	Purchase Agreement COM 0190-10, by and between Embraer - Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 3, 2010.(xl)
10.67(a)††	Amendment Number One to Purchase Agreement between Embraer S.A. (fromerly known as Embraer - Empresa Brasileira de Aeronautica S.A.) and Republic Airline Inc., dated as of March 11, 2011.
10.67(b)††	Amendment Number Two to Purchase Agreement between Embraer S.A. (fromerly known as Embraer - Empresa Brasileira de Aeronautica S.A.) and Republic Airline Inc., dated as of November 16, 2011.
10.68†	Letter Agreement COM 0191-10, by and between Embraer - Empresa Brasileira de Aeronáutica S.A. and Republic Airline Inc., dated as of November 3, 2010.(li)
10.68(a)††	Amendment Number One to Letter Agreement between Embraer S.A. (formerly known as Embraer - Empresa Brasileira de Aeronautica S.A.) and Republic Airline Inc., dated as of March 11, 2011
10.67(b)††	Amendment Number Two to Letter Agreement between Embraer S.A. (fromerly known as Embraer - Empresa Brasileira de Aeronautica S.A.) and Republic Airline Inc., dated as of November 16, 2011.
10.70	Letter of Agreement 67, by and between Frontier Airlines. Inc. and the Frontier pilots represented by the Frontier Airlines Pilot Association, dated as of June 24, 2011. (lii)
10.71	Commercial Agreement, by and among Frontier Airlines, Inc., and Republic Airways Holdings Inc. and FAPAInvest LLC, dated as of June 24, 2011. (lii)
10.71(a)	Amendment Number One to Commercial Agreement by and among Frontier Airlines, Inc., Republic Airways Holdings Inc. and FAPAInvest, LLC, dated as of September 28, 2011.
10.71(b)	Amendment Number Two to Commercial Agreement by and among Frontier Airlines, Inc., Republic Airways Holdings Inc. and FAPAInvest, LLC, dated as of December 30, 2011.
10.72	Flight Attendant Contract 2011-2016, between Frontier Airlines, Inc. and the Association of Flight Attendants - CWA, AFL-CIO, AFL-CIO, dated as of October 14, 2011. (liii)
10.73	Employment Transition and Separation Agreement, dated as of November 2, 2010, by and between the Company and Robert Hal Cooper (xlii)
10.74††	A320 Family Aircraft Purchase Agreement between Airbus S.A.S and Republic Airways Holdings Inc., dated as of September 30, 2011
10.75††	Amendment No. 25 to A318/A319 Purchase Agreement dated as of March 20, 2000 between Airbus S.A.S and Frontier Airlines, dated as of September 30, 2011.
21.1	Subsidiaries of Republic Airways Holdings Inc.(i)

23.1	Consent of Deloitte & Touche LLP.
31.1	Certification by Bryan K. Bedford pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Robert H. Cooper pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Bryan K. Bedford pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Robert H. Cooper pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive data file (furnished electronically herewith pursuant to Rule 406T of Regulation S-T.)

†	Portions of the indicated document have been afforded confidential treatment and have been filed separately with the Commission as required by Rule 406.
††	A request for confidential treatment was filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Commission as required by Rule 24b-2.
(i)	Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-84092, which was declared effective on May 26, 2004.
(ii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
(iii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
(iv)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 29, 2004.
(v)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 30, 2004.
(vi)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on January 20, 2005.
(vii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on January 21, 2005.
(viii)	Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-122033, which was declared effective on February 1, 2005.
(ix)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on May 9, 2005
(x)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(xi)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 28, 2005.
(xii)	Incorporated by reference to the Registrant's Registration Statement on Form S-3, file No. 333-126357, which was declared effective on July 18, 2005.
(xiii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(xiv)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on September 7, 2005.
(xv)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
(xvi)	Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.
(xvii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
(xviii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(xix)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.
(xx)	Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006.
(xxi)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 19, 2007.
(xxii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 30, 2007.
(xxiii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
(xxiv)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 8, 2007.

(xxv)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
(xxvi)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on September 5, 2007.
(xxvii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on September 12, 2007.
(xxviii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 29, 2007.
(xxix)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
(xxx)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 10, 2007.
(xxxi)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on August 7, 2008.
(xxxii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 11, 2008.
(xxxiii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 4, 2008.
(xxxiv)	Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
(xxxv)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on May 11, 2009.
(xxxvi)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2009.
(xxxvii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed November 5, 2009.
(xxxviii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on May 5, 2009.
(xxxix)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2009.
(xl)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 24, 2009.
(xli)	Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009.
(xlii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed November 2, 2010.
(xliii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed November 2, 2010.
(xliv)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2010.
(xlv)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 8, 2010.
(xlvi)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed November 11, 2010.
(xlvii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed February 7, 2011.
(xlviii)	Incorporated by reference to the Registrant's Annual Report on Form 10-K filed on March 15, 2011
(xlix)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed April 18, 2011
(l)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed April 25, 2011
(li)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on May 13, 2011.
(lii)	Incorporated by reference to the Registrant's Current Report on Form 8-K filed July 6, 2011
(liii)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPUBLIC AIRWAYS HOLDINGS INC.
(Registrant)

Dated: March 15, 2012

By: /s/ Bryan K. Bedford
Bryan K. Bedford
Chairman of the Board, Chief Executive Officer and President
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bryan K. Bedford Bryan K. Bedford	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 15, 2012
/s/ Timothy P. Dooley Timothy P. Dooley	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 15, 2012
/s/ Lawrence J. Cohen Lawrence J. Cohen	Director	March 15, 2012
/s/ Neal S. Cohen Neal S. Cohen	Director	March 15, 2012
/s/ Douglas J. Lambert Douglas J. Lambert	Director	March 15, 2012
/s/ Mark L. Plaumann Mark L. Plaumann	Director	March 15, 2012
/s/ Richard P. Schifter Richard P. Schifter	Director	March 15, 2012
/s/ David N. Siegel David N. Siegel	Director	March 15, 2012